

Sysco®
At the heart of
food and service

2019 PROXY STATEMENT

Table of Contents

LETTER FROM OUR CHAIRMAN, PRESIDENT AND CEO AND INDEPENDENT LEAD DIRECTOR

Dear Sysco Stockholder,

We are pleased to invite you to attend our 2019 Annual Meeting of Stockholders on Friday, November 15, 2019, at 10:00 a.m. Central Time. The meeting will be held at the Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024.

Our stockholder meeting is an opportunity for our Board of Directors and senior leadership to provide an update on key developments at Sysco over the past year and respond directly to your questions. By participating in our stockholder meeting, you play an active role in the future of your company. We encourage you to vote by telephone, internet, or by signing and mailing the attached proxy card.

Our Performance

Sysco saw improved year-over-year performance in fiscal 2019. We continue to focus on enriching the customer experience and are furthering the progress of our transformative initiatives, which we believe will increase the ease of doing business with Sysco and create value for our stockholders in fiscal 2020 and beyond.

Our sales grew 2.4% to $60.1 billion, which is a significant milestone for the Company. Growth of Sysco-branded products, with the launch of Sysco Simply and Sysco Earth Plus, continued its positive trajectory, and the ongoing work with our suppliers around category management contributed to our gross profit improvement. We also realized good overall expense management throughout the year. From a Total Sysco perspective, operating income increased 0.7% to $2.3 billion and adjusted operating income increased 7.9% to $2.7 billion. Earnings per share increased $0.50 to $3.20 and adjusted earnings per share increased $0.41 to $3.55 for the year, up 13.1%.[1] We continued to generate meaningful free cash flow as we achieved $1.7 billion for fiscal 2019, all while returning approximately $1.8 billion to shareholders through dividends and share buybacks. This strong performance reflects our ability to focus on our customers while creating value for our shareholders.

Continued Board Refreshment

Our Board is composed of highly qualified and committed individuals who bring a balance of tenures and wealth of expertise that is well aligned with the execution of our long-term strategy. The Board has undergone significant refreshment, with five of our 12 directors joining the Board since 2016. These new directors were deliberately selected for their deeply relevant skill sets and their ability to guide our strategy, provide management with oversight, and effectively represent shareholder interests.

As a longstanding proponent of director diversity consistent with the Board's ongoing refreshment process, the Board considered a search pool consisting of highly qualified, experienced and diverse candidates and has nominated Ms. Lundquist for election at the Annual Meeting, in addition to the nomination of the incumbent directors for re-election. As a result of this new candidate, our Board size will increase by one to 13 directors following the Annual Meeting.

Thoughtful Leadership Structure and Succession

As part of the Board's oversight of the Company's long-term growth trajectory, the independent members of our Board engaged in a thoughtful, deliberate process of succession planning to support the Company's next phase of strategic growth. Our current leadership structure represents the culmination of that process, following the planned retirements of our former CEO, Mr. Bill DeLaney, in January 2018, and of our former Chairman of the Board, Ms. Jackie Ward, in November 2018, at which time the roles of Chairman and CEO were combined. The Board recognizes that CEO duality confers critical synergies facilitating clear, direct communication and management accountability. Equally mindful of the indispensability of robust, independent leadership, in November 2018 the Board concurrently elected an independent Lead Director.

The Board firmly believes that a combined Chairman and CEO role, coupled with a robust independent Lead Director role, is presently the best structure to position Sysco for success as the Company executes an ambitious multi-year growth strategy. The Board will continue to re-evaluate our leadership structure at least annually to ensure that it continues to serve us optimally.

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[1]   *This statement contains non-GAAP financial measures, which are denoted as "adjusted." See pages 88 through 93 in the accompanying Proxy Statement for a reconciliation of these non-GAAP measures to the corresponding GAAP results and an explanation of the adjustments that we have made in order to calculate these adjusted measures.*

Ongoing Commitment to Investor Engagement

Maintaining an active, open dialogue with our shareholders continues to be a top priority of the Board. In fiscal 2019, members of our Board and management team had the pleasure of speaking with a sizable, diverse cross-section of our shareholder base collectively holding approximately 25% of our outstanding shares. Our discussions spanned a variety of issues encompassing alignment of our current governance, compensation, and sustainability practices as well as our current strategy for growth and long-term value creation. During our engagement, we also heard the feedback that many shareholders are supportive of the current combined Chairman and CEO position alongside a strong, independent Lead Director and robust corporate governance provisions. The input received during these meetings is an important contribution to the Board's decision-making, and we look forward to continuing this dialogue in service of our shareholders and the Company.

Looking ahead to fiscal 2020, our 50th Anniversary year, we will be focused on improving execution as we celebrate our past and accelerate our focus on exceeding our customers' expectations of doing business with Sysco. We are committed to improving our customers' experience, operating the business with excellence, optimizing the way we work together and continuing to drive business transformation initiatives to ensure we are positioned well for future growth.

On behalf of our Board of Directors and all 69,000 Sysco associates, thank you for your continued trust and support in Sysco.



Tom Bené, Chairman, President and Chief Executive Officer   **Ed Shirley, Independent Lead Director**

   



1390 Enclave Parkway
Houston, Texas 77077-2099

Notice of Annual Meeting of Stockholders

November 15, 2019

10:00 a.m.

The Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024

The Annual Meeting of Stockholders of Sysco Corporation, a Delaware corporation, will be held on Friday, November 15, 2019, at 10:00 a.m. at The Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024, for the following purposes:

1. To elect as directors the thirteen nominees named in the attached proxy statement to serve until the Annual Meeting of Stockholders in 2020;

2. To hold an advisory vote to approve the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement;

3. To ratify the appointment of Ernst & Young LLP as Sysco's independent registered public accounting firm for fiscal 2020;

4. To consider a stockholder proposal, if properly presented at the meeting, requesting an independent board chair policy; and

5. To transact any other business as may properly be brought before the meeting or any adjournment thereof.

Only stockholders of record at the close of business on September 16, 2019, will be entitled to receive notice of and to vote at the Annual Meeting. For instructions on voting, please refer to the notice you received in the mail or, if you requested a hard copy of the proxy statement, on your enclosed proxy card. You may inspect a list of stockholders of record at the company's headquarters during regular business hours during the 10-day period before the Annual Meeting. You may also inspect this list at the Annual Meeting.

October 2, 2019
Houston, Texas

By Order of the Board of Directors
Eve M. McFadden
Vice President, Legal, General Counsel and Corporate Secretary

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references ("XX") are supplied to help you find further information in this proxy statement.

2019 Annual Meeting of Stockholders

- Date and Time: Friday, November 15, 2019 at 10:00 a.m.
- Location: The Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024
- Record Date: September 16, 2019

Voting Matters and Board Recommendations

	Our Board Vote Recommendation
Election of Thirteen Director Nominees (page 20)	FOR each Director Nominee
Advisory Vote on Executive Compensation (page 77)	FOR
Ratification of Independent Registered Public Accounting Firm (page 80)	FOR
Stockholder Proposal (page 80)	AGAINST

Important Dates for 2020 Annual Meeting of Stockholders (page 82)

- If you would like to present a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at our 2020 Annual Meeting of Stockholders, send the proposal in time for us to receive it no later than June 4, 2020. If the date of our 2020 Annual Meeting is subsequently changed by more than 30 days from the date of this year's Annual Meeting, we will inform you of the change and the date by which we must receive proposals.

- If you would like to present business at our 2020 Annual Meeting outside of the stockholder proposal rules of Rule 14a-8 of the Exchange Act and, instead, pursuant to Article I, Section 8 of the Company's Bylaws, the Corporate Secretary must receive notice of your proposal by August 17, 2020, but not before July 8, 2020, and you must be a stockholder of record on the date you provide notice of your proposal to the Company and on the record date for determining stockholders entitled to notice of the meeting and to vote.

Governance Highlights (page 12)

BOARD COMPOSITION AND ACCOUNTABILITY:

Board Leadership
- In September 2018, our Board elected Mr. Bené as the Company's Chairman of the Board, President and Chief Executive Officer, succeeding Ms. Ward as Chairman of the Board, effective on November 16, 2018
- The independent directors elected Mr. Edward D. Shirley as the Company's independent Lead Director, effective on November 15, 2018
- Each Board committee (other than the Executive Committee) is chaired by an independent director

Board Refreshment & Director Tenure Policy
- Established 15-year limit on director tenure
- Since 2016, the Board has elected five new independent directors – Messrs. Brutto, Halverson and Shirley (in September 2016), Ms. Talton (in September 2017) and Mr. Hinshaw (in April 2018) – and nominated Ms. Lundquist, a new director candidate, for election to the Board at the Annual Meeting

Board Evaluations
- Annual Board and committee self-evaluations aim to increase Board effectiveness and inform future Board refreshment efforts
- 360-degree individual director performance evaluations of selected directors for fiscal 2019

Director Independence
- At least a majority of our directors must meet the NYSE criteria for independence, as well as the additional criteria set forth in the Corporate Governance Guidelines
- All members of the Audit, Compensation and Leadership Development and Corporate Governance and Nominating Committees must be independent under the applicable NYSE and SEC standards
- All director nominees, other than the CEO, are independent under these standards (representing 92% of the Board)

Annual Elections
- All of our directors are elected annually

Director Overboarding Policy
- Non-employee directors should generally not serve on more than four additional public-company boards of directors

Change in Occupation
- Any director who materially changes principal occupation or business association is required to tender offer to resign to Chairman of the Board and Chairman of the Corporate Governance and Nominating Committee

Risk Oversight
- Board works through its committees and senior management to exercise oversight of the enterprise risk management process

STOCKHOLDER RIGHTS:

Proxy Access
- Stockholders who have beneficially owned 3% or more of our outstanding common stock continuously for at least 3 years (as of the time of submission of the nomination) may nominate a number of director nominees equal to the greater of 2 or 20% (rounded down) of the total number of directors constituting our Board, subject to applicable limitations and procedural requirements

Right to Call Special Meeting
- Stockholders holding at least 25% of our outstanding common stock have the right to call a special meeting of stockholders, subject to applicable limitations and procedural requirements

Action by Written Consent
- Stockholders having at least the minimum voting power required to take a corporate action may do so by a written consent in lieu of calling a stockholders meeting

Majority Voting Standard
- Each of our directors is elected by a majority of votes cast in an uncontested election
- Any incumbent director failing to receive more "for" than "against" votes is required to tender his or her offer to resign to the Board

Single Voting Class
- We have only one class of stock, common stock, that is entitled to vote on the election of directors and other matters submitted to a vote of stockholders

Stockholder Engagement
- We prioritize a program of regular engagement with our stockholders regarding matters of corporate governance
- Participation by Mr. Shirley, our independent Lead Director, and Mr. Glasscock, the Chair of our Corporate Governance and Nominating Committee is emphasized

No Poison Pill
- We do not have a poison pill or similar stockholder rights plan

Current Members of Our Board of Directors and Board Nominees (page 25)

Name	Age	Director since	Experience	Independent	Committee Memberships[1]	Other Public Company Boards
Thomas L. Bené[2]	57	January 2018	President and Chief Executive Officer	No	Executive*	
Daniel J. Brutto	63	September 2016	Former President, UPS International and Senior Vice President, United Parcel Service, Inc.	Yes	CLD CSR* Executive	• Illinois Tool Works Inc.
John M. Cassaday	66	November 2004	Former President, CEO and director of Corus Entertainment Inc.	Yes	CLD* CG&N Executive	• Manulife Financial Corporation • Sleep Country Canada Holdings Inc.
Joshua D. Frank	40	August 2015	Partner of Trian Fund Management L.P.	Yes	Audit CLD	
Larry C. Glasscock	71	September 2010	Former Chairman of the Board of Directors, CEO and President of WellPoint, Inc.	Yes	CLD CG&N* Executive	• Simon Property Group, Inc. • Zimmer Biomet Holdings, Inc.
Bradley M. Halverson	59	September 2016	Former Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc.	Yes	Audit* CLD Executive	
John M. Hinshaw	49	April 2018	Former Executive Vice President, Technology and Operations of Hewlett Packard Enterprises	Yes	Audit CLD	• The Bank of New York Mellon Corporation • DocuSign, Inc.
Hans-Joachim Koerber	73	January 2008	Former chairman and CEO of METRO Group (Germany)	Yes	Audit CSR	• Eurocash SA
Stephanie A. Lundquist	43	November 2019	President, Food and Beverage of Target Corporation	Yes		
Nancy S. Newcomb	74	February 2006	Former Senior Corporate Officer, Risk Management, of Citigroup	Yes	Audit CSR	
Nelson Peltz	77	August 2015	Chief Executive Officer and a Founding Partner of Trian Fund Management L.P.	Yes	CG&N	• Legg Mason, Inc. • The Madison Square Garden Company • Procter & Gamble • The Wendy's Company
Edward D. Shirley[3]	62	September 2016	Former President and Chief Executive Officer of Bacardi Limited	Yes	CG&N CSR Executive	
Sheila G. Talton	66	September 2017	President and Chief Executive Officer of Gray Matter Analytics	Yes	CG&N CSR	• Deere & Company • OGE Energy Corp.

(1) *Full committee names are as follows:*

Audit – Audit Committee	*CG&N – Corporate Governance and Nominating Committee*	*Executive – Executive Committee*
CLD – Compensation and Leadership Development Committee	*CSR – Corporate Social Responsibility Committee*	

(2) *Mr. Bené currently serves as the Chairman of the Board. For more details see page 13.*

(3) *Mr. Shirley currently serves as the independent Lead Director. For more details see page 13.*

* *Denotes committee chairperson*

Executive Compensation

Philosophy and Principles (page 44)

Our executive compensation plans directly link a substantial portion of annual executive compensation to Sysco's performance. These plans are designed to deliver highly competitive compensation for superior Company performance. Likewise, when Company performance falls short of expectations, our variable incentive programs deliver lower levels of compensation. However, the Compensation and Leadership Development Committee tries to balance pay-for-performance objectives with retention considerations, so that, even during temporary downturns in the economy and the foodservice industry, the programs continue to ensure that qualified, successful, performance-driven employees stay committed to increasing Sysco's long-term value. Furthermore, to attract and retain highly skilled management, our compensation program must remain competitive with those of comparable employers that compete with us for talent.

We use the following key principles as the cornerstone of Sysco's executive compensation philosophy to attract, develop and retain business leaders to drive financial and strategic growth and build long-term stockholder value:

- **Pay for Performance:** Provide base salaries that reflect each NEO's background, experience and performance, combined with variable incentive compensation that rewards executives at higher levels than at peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of peer companies;
- **Competitiveness and Retention:** Provide a competitive pay opportunity that attracts and retains the highest quality professionals;
- **Accountability for Short- and Long-Term Performance:** Strike an appropriate balance between achieving both short-term and long-term interests of the business through short-term and long-term compensation; and
- **Alignment with Stockholders' Interests:** Link the interests of our executive officers with those of our stockholders through significant at-risk, equity-based compensation.

Target Pay Mix (page 43)

The information in the charts below should be read in connection with the explanatory information contained on page 43 and is qualified in its entirety by reference to such explanatory information.


TARGET COMPENSATION MIX - FY 2019
(consisting of base salary, annual incentive award & long-term incentives)
CEO
89.0%
Performance Linked
16.5%
11.0%
LTI: 72.4%
30.1%
42.3%
OTHER CURRENT NEOs (AVERAGE)
80.6%
Performance Linked
20.5%
19.4%
LTI: 60.1%
25.0%
35.1%
ANNUAL COMPENSATION
Salary
MIP Annual Incentive Award
LONG-TERM INCENTIVES
Stock Options Awarded
Performance Share Units Awarded

Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099
October 2, 2019

PROXY STATEMENT

We are providing you with a Notice of Internet Availability of Proxy Materials and access to these proxy materials, which include this 2019 Proxy Statement, the proxy card for the 2019 Annual Meeting of Stockholders (the "Annual Meeting") and our Annual Report on Form 10-K for fiscal 2019, because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. Unless the context otherwise requires, the terms "we," "our," "us," the "Company" or "Sysco," as used in this proxy statement, refer to Sysco Corporation. Our Annual Meeting will be held on Friday, November 15, 2019, at 10:00 a.m. at The Houstonian Hotel located at 111 North Post Oak Lane, Houston, Texas 77024.

At the close of business on September 16, 2019, there were 512,006,791 shares of Sysco Corporation common stock ("Common Stock") outstanding and entitled to vote at the Annual Meeting. All of our current directors and executive officers (20 persons) beneficially owned, directly or indirectly, an aggregate of 26,845,285 shares, which was approximately 5.24% of our outstanding Common Stock as of September 16, 2019.

Only owners of record of shares of Common Stock as of the close of business on the record date, September 16, 2019, are entitled to notice of, and to vote at the Annual Meeting or at any adjournments or postponements of the Annual Meeting. Each owner of record is entitled to one vote for each share owned on the record date on each matter presented at the Annual Meeting.

CORPORATE GOVERNANCE

We believe good corporate governance is critical to achieving business success. The Board has adopted certain documents, referred to herein as our Governance Documents, to provide a general framework for the Company and reflect our commitment to sound governance practices, including:

- Sysco's bylaws;
- the Corporate Governance Guidelines;
- the Charters of the Board's committees; and
- the Global Code of Conduct.

These Governance Documents outline the functions of the Board, each of the Board's committees, director responsibilities, and various processes and procedures designed to ensure effective and responsive governance.

The Corporate Governance Guidelines comply with the listing standards of the New York Stock Exchange ("NYSE") and include guidelines for determining director independence and qualifications. These guidelines define qualities and characteristics utilized in evaluating if an existing Board member or candidate meets the qualifications for service as a Sysco Board member. Additionally, diversity, skills, experience and time available for service (including consideration of other board service) are all important considerations. The Corporate Governance and Nominating Committee regularly reviews the Governance Documents and recommends revisions to the Board from time to time to reflect developments in the law and corporate governance practices.

Copies of the Governance Documents can be accessed from the corporate governance section of the Company's website at "Investors—Corporate Governance" at *www.sysco.com*. These documents will also be provided without charge to any stockholder upon written request to the Corporate Secretary at Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077.

Board Leadership Structure

Mr. Bené succeeded Ms. Ward as Chairman of the Board, effective upon Ms. Ward's retirement on November 16, 2018, at which time the roles of Chairman and CEO were combined. With respect to the roles of Chairman and CEO, the Corporate Governance Guidelines provide that the roles may be separated or combined, and the Board exercises its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. The Board currently believes that combining the roles of Chairman and CEO alongside a separate, strong independent Lead Director, is in the best interest of Sysco and its stockholders and the most effective leadership structure for our more than 69,000 associates. The Board regularly reviews its leadership structure, including during the Board's annual evaluation process, to determine the most appropriate arrangement. Since the Company was founded in 1969, the Board from time to time has established a variety of Board leadership structures, including independent Board Chairs, as well as those serving as Executive Chair or combined CEO/Chair.

In light of Mr. Bené's extensive knowledge and experience at Sysco, along with his outside experience in a variety of areas, including foodservice operations, sales and marketing, leadership development, and corporate strategy, we believe that he is an ideal candidate for the combined Chairman and CEO role. This knowledge and experience provides Mr. Bené with the insight necessary to work closely with the Board in developing Sysco's strategic priorities, while effectively leading the management team in executing the Company's day-to-day operations.

Although the Board believes that combining the CEO and Chairman roles is appropriate under the current circumstances, it also recognizes the importance of maintaining strong, independent oversight of the Board. Accordingly, the independent members of the Board appointed Mr. Shirley as independent Lead Director pursuant to our Corporate Governance Guidelines on November 16, 2018. Mr. Shirley has the following duties and responsibilities, as well as such other duties and responsibilities as are assigned from time to time by the independent directors:

- Being available for consultation with the independent directors and serving as the primary liaison between the independent directors and the Chairman of the Board, President and CEO;
- Providing guidance and coaching to the Chairman of the Board, President and CEO;

- Reviewing with the Chairman of the Board, President and CEO, and approving, meeting agendas and schedules for meetings of the Board;
- Overseeing and approving information and materials sent to the Board;
- Presiding at all meetings of the Board at which the Chairman of the Board, President and CEO is not present;
- Establishing agenda for, calling and presiding at all executive sessions of the non-employee directors and the independent directors;
- Upon request by major stockholders, the Chairman of the Board, President and CEO or a majority of the Company's independent directors, being available for consultation and director communication;
- Reviewing with the Chairman of the Board, President and CEO the nature and content of director communications in response to inquiries from outside parties; and
- In consultation with the Chairman of the Board, President and CEO, reviewing written communications between directors and officers or employees of the Company.

The Board continues to believe that its current leadership structure, which includes its independent Lead Director with significant responsibilities as described above, best enables the Board to provide effective, independent oversight of the Company. In addition, the Board has implemented several corporate governance policies and practices that promote a strong, effective and independent Board including:

- Annual election of directors by a majority of votes cast in uncontested elections;
- All Board committees (other than the Executive Committee) consist entirely of independent directors, including the Chair;
- An active Board refreshment program, including a 15-year tenure policy, which has resulted in the addition of five new independent directors since 2016;
- Annual Board and committee evaluations, as well as 360-degree evaluations of individual directors; and
- Expansive stockholder rights, including proxy access, the right to call a special meeting and the right to act by written consent.

The independent directors meet regularly in executive session without the CEO or any other member of management present, and in fiscal 2019 met four times. Ms. Ward, as former Chairman of the Board, followed by Mr. Shirley, as independent Lead Director, presided over the sessions of the independent directors in fiscal 2019.

Board Refreshment

Our Board recognizes the importance of consistent, deliberate Board refreshment and succession planning to ensure that the directors possess a composite set of skills, experience and qualifications necessary for the Board to successfully establish and oversee management's execution of the Company's strategic priorities (see "Board of Directors Matters – Election of Directors at 2019 Annual Meeting (Item 1) – Director Qualifications and Board Succession" below for a discussion of the key qualifications considered by the Corporate Governance and Nominating Committee in evaluating candidates). In order to promote thoughtful Board refreshment, in 2016 our Board adopted a Board refreshment plan, pursuant to which the Board has elected an additional five independent, non-employee directors to the Board and has nominated for election a new director candidate, as discussed below.

Director Tenure Policy. In July 2016, our Board, upon the recommendation of the Corporate Governance and Nominating Committee, established our director tenure policy, which provides that no individual who, as of the date of the election to which any nomination relates, will have served as a non-employee director for 15 years will be eligible to be nominated for election or re-election to the Board. Since the adoption of this policy, the four longest-tenured directors retired from the Board, including the former Chairman of the Board, the former Chair of the Audit Committee and the former Chair of the Corporate Social Responsibility Committee, and five new independent directors were elected to the Board, together with the nomination of an additional independent director candidate for election at the Annual Meeting. Collectively, these Board refreshment efforts have significantly lowered the average tenure of our independent directors.

In light of this progress on refreshment, and in recognition of Mr. Cassaday's valuable ongoing contributions to the Board as an experienced, respected leader and the Chair of the Compensation and Leadership Development Committee, the Board, as recommended by the Corporate Governance and Nominating Committee, has approved an exception to the director tenure policy for Mr. Cassaday and nominated him for re-election at the Annual Meeting. The Board remains committed to deliberate Board refreshment and succession planning and expects any future exceptions to the tenure policy to be granted infrequently under limited circumstances.

Director Recruitment. Since the adoption of our Board refreshment plan in 2016, our Board has periodically engaged the services of a third-party search firm to assist with identifying and recruiting appropriate director candidates. Several director candidates have been referred by our then-current directors and identified by a third-party search firm, and our Board evaluated the skills, experience and qualifications of each candidate in the context of the Board's composition and the Company's strategic priorities. Following consideration of each of these candidates, and in each case upon the unanimous recommendation of our Corporate Governance and Nominating Committee, the Board elected a total of five new independent, non-employee directors: Messrs. Brutto, Halverson and Shirley (in September 2016), Ms. Talton (in September 2017) and Mr. Hinshaw (in April 2018) and nominated a new independent, non-employee director candidate, Ms. Lundquist, for election at the Annual Meeting.

Stockholder Engagement

Communicating with stakeholders, whether customers, suppliers, employees or stockholders, has always been an important part of how Sysco does business. Beginning in 2015, in furtherance of these efforts, we began a more formal engagement process with our stockholders regarding matters of corporate governance. This engagement process is incremental to our customary participation at industry and investment community conferences, investor road shows and analyst meetings.

At the direction of our Corporate Governance and Nominating Committee, senior leaders and subject matter experts from the Company met with representatives at many of our top institutional stockholders to discuss Sysco's governance practices, executive compensation, compliance programs, and other environmental, social, and governance related matters. Management reported regularly to the Board and the Corporate Governance and Nominating Committee concerning these meetings, including feedback on the concerns and issues raised by our stockholders.

Beginning in fiscal 2016, this engagement program was expanded to include Ms. Ward and Mr. Glasscock, who have each participated in meetings with many of our top institutional stockholders to discuss the same governance and compensation matters described above. Insight gained from engagement discussions remains a key consideration for the Board as it continues to evaluate our corporate governance and executive compensation practices for potential refinement. After Ms. Ward's retirement in November 2018, Mr. Shirley began participating in these meetings with Mr. Glasscock.

We look forward to gaining further insight from our stockholders during future engagements.

Communicating with the Board

Interested parties, including, but not limited to, our stockholders, may communicate with the Chairman of the Board, the independent Lead Director, the independent directors as a group and the other individual members of the Board by confidential web submission or by mail. All such correspondence will be delivered to the parties to whom they are addressed. The Board requests that items unrelated to the duties and responsibilities of the Board not be submitted, such as product inquiries and complaints, job inquiries, business solicitations and junk mail. You may access the form to communicate by confidential web submission in the corporate governance section of Sysco's website under "Investors — Corporate Governance—Contact the Board" at *www.sysco.com*. You can contact any of our directors by mail in care of the Corporate Secretary, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077.

Board Meetings and Committees

During fiscal 2019, the Board held seven meetings, including four regular meetings and three special meetings, and committees of the Board held a total of 26 meetings. Overall attendance at such meetings was approximately 99.5%. Each director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during fiscal 2019. The Board has an Audit Committee, a Compensation and Leadership Development Committee, a Corporate Governance and Nominating Committee, a Corporate Social Responsibility Committee, and an Executive Committee. Current copies of the written charters for the Audit Committee, the Compensation and Leadership Development Committee, the Corporate Governance and Nominating Committee, the Corporate Social Responsibility Committee, and the Executive Committee are published on our website under "Investors — Corporate Governance" at *www.sysco.com*. The current membership and primary responsibilities of the committees are summarized in the following table.

Committee Name & Current Members	Primary Responsibilities	Fiscal 2019 Meetings
Audit[1] Mr. Halverson (Chair) Mr. Frank Mr. Hinshaw Dr. Koerber Ms. Newcomb	• Oversees and reports to the Board with respect to various auditing and accounting matters, including the selection of the independent public accountants, the scope of audit procedures, the nature of all audit and non-audit services to be performed by the independent public accountants, the fees to be paid to the independent public accountants, and the performance of the independent public accountants • Oversees and reports to the Board with respect to Sysco's accounting practices and policies • Oversees and reports to the Board with respect to certain treasury/finance matters, including the Company's policies governing capital structure, debt limits, dividends and liquidity, and reviews and recommends to the Board the issuance and repurchase of, and dividends on, Company securities • Assists the Board with its oversight and monitoring of the Company's risk assessment and risk management policies and processes • Oversees and reports to the Board with respect to compliance with legal and regulatory requirements, corporate accounting, reporting practices and the integrity of the financial statements of the Company	9
Compensation and Leadership Development[2][3] Mr. Cassaday (Chair) Mr. Brutto Mr. Frank Mr. Glasscock Mr. Halverson Mr. Hinshaw	• Establishes executive compensation philosophies, policies, plans and programs to ensure that compensation actions link pay for performance, provide competitive pay opportunity to attract and retain key executive talent, provide accountability for short and long-term performance and align the interests of the "senior officers" (i.e., the CEO and those reporting to the CEO) with those of stockholders • Establishes and approves all compensation, including the corporate goals on which compensation shall be based, of the CEO and the other senior officers, including the named executive officers • Reviews and approves any clawback policy allowing the recoupment of compensation paid to associates, including the senior officers • Reviews and determines equity awards to the senior officers, and oversees management's exercise of its previously-delegated equity grant authority • Reviews, approves and, as required by law, recommends the establishment or amendment of any compensation or retirement program (i) in which any senior officer will participate, (ii) that requires stockholder approval or (iii) that could reasonably be expected to have a material cost impact • Reviews and discusses with the CEO the Company's leadership development programs and succession planning for the other senior officers • Reviews the Company's human capital policies and strategies.	8
Corporate Governance and Nominating[2][3] Mr. Glasscock (Chair) Mr. Cassaday Mr. Peltz Mr. Shirley Ms. Talton	• Proposes directors, committee members and officers to the Board for election or reelection • Oversees the process for the evaluation of management, including the CEO • Reviews the performance of the members of the Board and its committees • Recommends to the Board the annual compensation of non-employee directors • Reviews related person transactions and reviews and makes recommendations regarding changes to Sysco's Related Person Transaction Policy • Reviews and makes recommendations regarding the organization and effectiveness of the Board and its committees, the establishment of corporate governance principles, the conduct of meetings, succession planning and Sysco's Governing Documents • Reviews and makes recommendations regarding changes to Sysco's Global Code of Conduct, periodically reviews overall compliance with the Code and approves any waivers to the Code given to Sysco's executive officers and directors • Monitors compliance with and approves waivers to Sysco's Policy on Trading in Company Securities	6
Corporate Social Responsibility Mr. Brutto (Chair) Dr. Koerber Ms. Newcomb Mr. Shirley Ms. Talton	• Reviews and acts in an advisory capacity to the Board and management with respect to policies and strategies that affect Sysco's role as a socially responsible organization • Reviews, evaluates, and provides input on the development and implementation of Sysco's Corporate Social Responsibility ("CSR") Strategy, which focuses on three pillars—People, Products and Planet—and on the implementation of any CSR goals previously established by the Board • Reviews philanthropic giving, agriculture programs, and warehouse and transportation initiatives designed to improve the environmental impact of the Company	3
Executive Mr. Bené (Chair) Mr. Brutto Mr. Cassaday Mr. Glasscock Mr. Halverson Mr. Shirley	• Exercises all of the powers of the Board when necessary, to the extent permitted by applicable law	0

(1) Each member of the Audit Committee has been determined by the Board to be independent, as defined in the NYSE's listing standards, Section 10A of the Exchange Act and the Company's Corporate Governance Guidelines. The Board has determined that each member of the Audit Committee is financially literate and that Mr. Halverson and Ms. Newcomb each meet the definition of an audit committee financial expert as promulgated by the SEC. No Audit Committee member serves on the audit committees of more than two other public companies.

(2) Each member of the Compensation Leadership and Development Committee and the Corporate Governance and Nominating Committee has been determined by the Board to be independent, as defined in the NYSE's listing standards and the Company's Corporate Governance Guidelines.

(3) Except for decisions that impact the compensation of Sysco's CEO, the Compensation and Leadership Development Committee is generally authorized to delegate any decisions it deems appropriate to a subcommittee. In such a case, the subcommittee must promptly report any action that it takes to the full Compensation and Leadership Development Committee. In addition, the Compensation and Leadership Development Committee may delegate to any one or more members of the Board its full equity grant authority with respect to any equity-based grants (other than grants made to Sysco's senior officers); and the Compensation and Leadership Development Committee has delegated such authority to Mr. Bené with respect to certain non-executive employees, subject to specified limitations. In carrying out its duties, the Compensation and Leadership Development Committee may also delegate its oversight of Sysco's employee and executive benefit plans to any administrative committees of the respective plans or to such officers or employees of Sysco as the Compensation and Leadership Development Committee deems appropriate, except that it may not delegate its powers to amend, establish or terminate any benefit plan that is maintained primarily for the benefit of Sysco's senior officers, resolve claims under a benefit plan with respect to any senior officer, or modify the compensation of any senior officer as provided under any nonqualified or executive incentive compensation plan. For a detailed description of the Compensation and Leadership Development Committee's processes and procedures for consideration and determination of executive compensation, including the role of executive officers and compensation consultants in recommending the amount and form of executive compensation, see "— Compensation Consultants," and "Compensation Discussion and Analysis."

Annual Board Self-Evaluation

The Board conducts an annual self-evaluation to determine whether the Board and its committees are functioning effectively. As part of the evaluation process, each director completes a Board self-evaluation questionnaire developed by the Corporate Governance and Nominating Committee. The questionnaire responses are compiled and reviewed by legal counsel, which provides a summary of the responses, without attribution to any individual director, to the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee. The results of the questionnaires and, if applicable, the interview process are subsequently discussed by the Corporate Governance and Nominating Committee and are then presented to the full Board for review and discussion.

In addition, each Board committee conducts a similar self-evaluation of its performance focused on the committee's key responsibilities. Feedback from the committees' self-evaluations is reviewed by the applicable committee and also presented to the full Board for review and discussion. Key learnings from these Board and committee self-evaluations play an important role in informing the Board's approach to refreshment and succession planning.

As a direct result of the 2018 Board and committee evaluations, the Board:

- Expedited its recruitment of director candidates to enhance the Board's gender diversity, nominating Ms. Lundquist for election to the Board at the Annual Meeting.
- Improved the efficiency of Board and committee meetings, reducing the total duration of regularly scheduled meetings through, among other things, scheduling concurrent committee meetings.
- Directed management to refine the Board and committee materials to emphasize the most significant strategic issues, allowing for more robust discussion among the directors and with management.

Beginning in fiscal 2017, the Board's self-evaluation process was enhanced to include "360 degree" individual director performance reviews, which involved a confidential evaluation of the performance of selected directors by each of his or her fellow directors, key members of senior management and representatives of certain independent, third-party firms that routinely interact with the directors assessed. The feedback from these reviews for fiscal 2019 was compiled and communicated to the directors assessed by an independent, third-party corporate governance firm.

Director Independence

Our Corporate Governance Guidelines require that at least a majority of our directors meet the criteria for independence that the NYSE has established for continued listing, as well as the additional criteria set forth in the Guidelines. Additionally, we require that all members of the Audit Committee, Compensation and Leadership Development Committee, and Corporate Governance and Nominating Committee be independent, that all members of the Audit Committee satisfy the additional requirements of the NYSE and applicable rules promulgated under the Exchange Act, and that all members of the Compensation and Leadership Development Committee satisfy the additional requirements of the NYSE.

Under the NYSE listing standards, to consider a director to be independent, our Board must determine that he or she has no material relationship with Sysco other than as a director. The standards specify the criteria by which the Board must determine whether directors are independent and contain guidelines for directors and their immediate family members with respect to employment or affiliation with Sysco or its independent registered public accounting firm.

In addition to the NYSE's standards for independence, our Corporate Governance Guidelines contain categorical standards that provide that the following relationships will not impair a director's independence:

- if a Sysco director is an executive officer of another company that does business with Sysco and the annual sales to, or purchases from, Sysco are less than two percent of the annual revenues of the company for which he or she serves as an executive officer;
- if a Sysco director is an executive officer of another company which is indebted to Sysco, or to which Sysco is indebted, and the total amount of either company's indebtedness to the other is less than two percent of the total consolidated assets of the company for which he or she serves as an executive officer, so long as payments made or received by Sysco as a result of such indebtedness do not exceed the two percent thresholds provided above with respect to sales and purchases; and

- if a Sysco director serves as an officer, director or trustee of a tax-exempt charitable organization, and Sysco's discretionary charitable contributions to the organization are less than two percent of that organization's total annual charitable receipts; Sysco's automatic matching of employee charitable contributions will not be included in the amount of Sysco's contributions for this purpose.

The Board has reviewed all relevant relationships between those individuals who served as a director at any time during fiscal 2019 (and/or who are nominated for election at the Annual Meeting) and Sysco. The relationships reviewed included those described under "Certain Relationships and Related Person Transactions," and several relationships that did not automatically make the individual non-independent under the NYSE standards or our Corporate Governance Guidelines, either because of the type of affiliation between the director and the other entity or because the amounts involved did not meet the applicable thresholds.

These additional relationships include the following (for purposes of this section, "Sysco," "we," "us" and "our" include our operating companies):

- Mr. Cassaday serves as a director of one of our suppliers;
- Mr. Frank is a Partner of Trian Fund Management, L.P. ("Trian"), which owns approximately 4.6% of Sysco's outstanding common stock;
- Mr. Halverson serves as Treasurer of a charitable organization that is one of our customers;
- Mr. Hinshaw serves as a director of two of our suppliers;
- Ms. Lundquist serves as an executive officer of a Sysco customer and supplier that has paid to Sysco, and received from Sysco, in each of the past three fiscal years, an aggregate amount significantly less than the maximum amount permitted under the NYSE listing standards for director independence (*i.e.*, 2% of consolidated gross revenues);

- Mr. Peltz is Chief Executive Officer and a Founding Partner of Trian, which owns approximately 4.6% of Sysco's outstanding common stock; he also serves as a director of three Sysco customers and, during fiscal 2019, one of his immediate family members served as a director of a Sysco service provider; and
- An immediate family member of Ms. Talton was an employee of a Sysco service provider during fiscal 2019, but did not work on any Sysco-related matters.

After reviewing such information, the Board has determined that each of Mr. Brutto, Mr. Cassaday, Mr. Frank, Mr. Glasscock, Mr. Halverson, Mr. Hinshaw, Dr. Koerber, Ms. Lundquist, Ms. Newcomb, Mr. Peltz, Mr. Shirley, Ms. Talton, Mr. Tilghman and Ms. Ward has no material relationship with Sysco and is independent under the NYSE standards and the categorical standards set forth in the Corporate Governance Guidelines and described above.

The Board also determined that Mr. Bené, who served as an executive officer of the Company during fiscal 2019, is not independent pursuant to the NYSE independence standards due to such service.

The Board has also determined that each member of the Audit Committee, Compensation and Leadership Development Committee and Corporate Governance and Nominating Committee is independent. Our Corporate Governance Guidelines also provide that no independent director who is a member of the Audit, Compensation and Leadership Development or Corporate Governance and Nominating Committees may receive any compensation from Sysco, other than in his or her capacity as a non-employee director or committee member. The Board has determined that no non-employee director received any compensation from Sysco at any time since the beginning of fiscal 2019, other than in his or her capacity as a non-employee director, committee member, committee chairman or Chairman of the Board.

Certain Relationships and Related Person Transactions

Related Person Transactions Policies and Procedures

The Board has adopted written policies and procedures for review and approval or ratification of transactions with related persons. We subject the following related persons to these policies: directors, director nominees, executive officers, beneficial owners of more than five percent of our stock and any immediate family members of these persons.

We follow the policies and procedures below for any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which Sysco was or is to be a participant, the amount involved exceeds $100,000, and in which any related person had or will have a direct or indirect material interest. These policies specifically apply without limitation to purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by Sysco of a related person. The Board has determined that the following do not create a material direct or indirect interest on behalf of the related person, and are, therefore, not related person transactions to which these policies and procedures apply:

- Interests arising only from the related person's position as a director of another corporation or organization that is a party to the transaction;
- Interests arising only from the direct or indirect ownership by the related person and all other related persons in the aggregate of less than a 10% equity interest, other than a general partnership interest, in another entity which is a party to the transaction;
- Interests arising from both the position and ownership level described in the two bullet points above;
- Interests arising solely from the ownership of a class of Sysco's equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis, such as dividends;
- A transaction that involves compensation to an executive officer if the compensation has been approved by the Compensation and Leadership Development Committee, the Board or a group of independent directors of Sysco performing a similar function; or
- A transaction that involves compensation to a director for services as a director of Sysco if such compensation will be reported pursuant to Item 402(k) of Regulation S-K.

Any of our employees, officers or directors who have knowledge of a proposed related person transaction must report the transaction to our chief legal officer. Whenever practicable, before the transaction goes effective or becomes consummated, the proposed transaction will be reviewed and approved by the Board or, pursuant to authority delegated by the Board, by (i) the Chair of the Corporate Governance and Nominating Committee (the "Governance Committee"), if the aggregate amount involved is expected to be less than $200,000; or (ii) the Governance Committee, if the aggregate amount involved is expected to be less than $500,000. If a potential related person transaction is entered into without prior approval pursuant to this policy, the Governance Committee will review and recommend to the Board, and the Board will determine, in its discretion, whether to ratify the transaction.

In addition, any related person transaction that is ongoing in nature and was previously approved will be reviewed by the Governance Committee and the Board during their first meeting of each fiscal year to:

- ensure that such transaction has been conducted in accordance with the previous approval;
- ensure that Sysco makes all required disclosures regarding the transaction; and
- determine if Sysco should continue, modify or terminate the transaction.

We will consider a related person transaction approved or ratified if the transaction is authorized by the Chair, the Governance Committee or the Board, as applicable, in accordance with the standards described below, after full disclosure of the related person's interests in the transaction. As appropriate for the circumstances, the Chair, the Governance Committee and/or the Board will review and consider such of the following as it deems necessary or appropriate:

- the related person's interest in the transaction;

- the approximate dollar value of the amount involved in the transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in Sysco's ordinary course of business;
- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to Sysco than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to Sysco of, the transaction; and
- any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Chair, the Governance Committee or the Board, as applicable, will review such additional information about the transaction as it deems relevant in its sole discretion. The applicable reviewer may approve or ratify the transaction only if it determines that, based on its review, the transaction is in, or is not inconsistent with, the best interests of Sysco. The Chair, the Governance Committee or the Board, as applicable, may, in its sole discretion, impose such conditions as it deems appropriate on Sysco or the related person when approving a transaction. If the Board determines not to ratify a related person transaction, we will either rescind or modify the transaction, as the Board directs, as soon as practicable following the failure to ratify the transaction. The Chair will report to the Governance Committee at its next regularly scheduled meeting any action that he or she has taken under the authority delegated pursuant to this policy. If any director has an interest in a related person transaction, he or she is not allowed to participate in any discussion or approval of the transaction, except that the director is required to provide all material information concerning the transaction to the applicable reviewer.

Transactions with Related Persons

Mr. Doug Shurts, the brother of Mr. Wayne R. Shurts, our former Executive Vice President and Chief Technology Officer, is the owner and operator of the Principles Group, a technology firm that provided information technology services to the Company during the second quarter of fiscal 2019 and received $137,644 from Sysco in exchange for such services.

Mr. Shurts recused himself from the decision by the Company to engage the Principles Group, and the decision makers were informed, in advance, of this relationship. The Corporate Governance and Nominating Committee approved this transaction in accordance with Sysco's Related Person Transaction Policy.

Risk Oversight

One of the primary oversight functions of the Board is to ensure that Sysco has an appropriate enterprise risk management process in place that is consistent with both the short- and long-term goals of the Company. In order to effectively fulfill this oversight role, the Board relies on various individuals and committees within management and among our Board members. See "Board of Directors Matters—Election of Directors at 2019 Annual Meeting (Item 1)—Director Qualifications and Board Succession" and "Board of Directors Matters—Board Composition" below for a description of individual director qualifications, including risk management experience.

Management is responsible for identifying, managing and mitigating enterprise risks, and reports directly to the Audit Committee and the Board on a regular basis with respect to enterprise risk management. As discussed above under "Board Meetings and Committees," the Audit Committee reviews Sysco's process by which management assesses and manages the Company's exposure to enterprise risk. The Audit Committee also makes recommendations to the Board with respect to the process

by which members of the Board and relevant committees will be made aware of the Company's significant risks, including recommendations regarding what committee of the Board would be most appropriate to take responsibility for oversight of management with respect to the most material risks faced by the Company. On an annual basis, management reviews with the Board the Board-level enterprise risks identified in the process, such as strategic, operational, financial, external/regulatory and reputation risks, as well as management's process for addressing and mitigating the potential effects of such risks. Sysco has developed an enhanced enterprise risk management process that includes frequent discussion and prioritization of enterprise-level risk issues by the executive management team, a deep dive approach to fully understand the risks, creation of an enterprise risk management plan in support of lowering the risk's exposure to the level of management's preferred tolerance, and tracking and monitoring of risk information and management's execution of the plan, all within a governance and reporting cadence.

The Board's committees help oversee the enterprise risk management process within the respective areas of the committees' delegated oversight authority. The Audit Committee is primarily responsible for hiring and evaluating our independent registered public accounting firm, reviewing our internal controls, overseeing our internal audit function, overseeing customer credit risk, reviewing contingent liabilities that may be material to the Company and various regulatory and compliance oversight functions. The Compensation and Leadership Development Committee is responsible for ensuring that our executive compensation policies and practices do not incentivize excessive or inappropriate risk-taking by employees. The Corporate Governance and Nominating Committee monitors risk by ensuring that proper corporate governance standards are maintained, that the Board is comprised of qualified directors, and that qualified individuals

are chosen as senior officers. The Chairman of the Board coordinates the flow of information regarding enterprise risk oversight from each respective committee to the independent directors and participates in the review of the agenda for each Board and committee meeting. As the areas of oversight among committees sometimes overlap, committees may hold joint meetings when appropriate and address certain enterprise risk oversight issues at the full Board level. The Board considers enterprise risk in evaluating the Company's strategy, including specific strategic and emerging risks, and annually reviews and approves corporate goals and capital budgets. The Board also monitors any specific enterprise risks for which it has chosen to retain oversight rather than delegating oversight to one of its committees, such as risks related to competitive threats and senior leadership succession planning.

Code of Conduct

Our Global Code of Conduct (the "Code") is guided by our values and expectations that we believe are important to delivering exceptional service with the highest degree of integrity. We require all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, to understand and abide by the Code, as it represents our commitment to continuously deliver excellence with integrity by conducting our business in accordance with the highest standards of moral and ethical behavior.

Our Global Code of Conduct addresses the following, among other topics:

- human rights;
- diversity and inclusion;
- workplace safety;
- antitrust;
- competition and fair dealing;
- professional conduct, including customer relationships, equal opportunity, payment of gratuities and receipt of payments or gifts;

- anti-corruption and anti-bribery;
- political contributions;
- conflicts of interest;
- insider trading;
- export/import laws and trade sanctions;
- financial disclosure;
- intellectual property; and
- confidential information.

Our Code, which is reviewed annually by our Corporate Governance and Nominating Committee, requires strict adherence to all laws and regulations applicable to our business and requires employees to report any violations or suspected violations of the Code. We have published the Global Code of Conduct on our website under "Investors—Corporate Governance" at *www.sysco.com*. We intend to disclose any future amendments to or waivers of our Code on our website at *www.sysco.com* under the heading "Investors—Corporate Governance."

Reporting a Concern or Violation

Our Code explains that there are multiple channels for an employee to report a concern, including to his or her manager, a human resource professional, our legal or ethics and compliance department, or to the Sysco Ethics Line. Our Ethics Line is available 24 hours a day, seven days a week, 365 days a year, worldwide, to receive calls or web submissions from anyone wishing to report a concern or complaint, anonymous or otherwise. Our Ethics Line contact information can be found on our website at *www.sysco.com* under the heading "About Sysco – The Sysco Story – Code of Conduct."

Any report to any one of our multiple channels for reporting concerns that raises a concern or allegation of impropriety relating to our accounting, internal controls or other financial or audit matters is immediately forwarded to our Executive Vice President, Administration and Corporate Secretary, who is then responsible for reporting such matters, unfiltered, to the Chair of our Audit Committee. All such matters are investigated and responded to in accordance with the procedures established by the Audit Committee to ensure compliance with the Sarbanes-Oxley Act of 2002.

Compensation Consultants

In November 2016, the Compensation and Leadership Development Committee (the "Committee") retained Semler Brossy Consulting Group, LLC ("Semler Brossy") as its executive compensation consultant. Retained by and reporting directly to the Committee, Semler Brossy provided the Committee with assistance in evaluating Sysco's executive compensation programs and policies, and, where appropriate, assisted with the redesign and enhancement of elements of the programs. The scope of Semler Brossy's assignments with regard to fiscal 2019 and 2020 executive compensation included:

- Assisting the Committee in identifying potential companies for removal from and addition to the peer group;

- Preparing executive compensation studies for the Committee, in May 2018 and May 2019, which included a comparison of base salaries and estimation of total cash compensation and total direct compensation, inclusive of annual and long-term incentive opportunities for each of the NEOs relative to market;

- Conducting a pay for performance analysis, comparing the relationship between actual realizable pay for the named executive officers and the Company's total shareholder return to that of the applicable peer group;

- Comparing Sysco's aggregate equity usage to the applicable peer group;

- Consulting with the Committee with regard to all executive compensation decisions made for fiscal 2019 and fiscal 2020, including base salary determinations and annual and long-term incentive awards;

- Working with the Committee to develop appropriate compensation and benefits for Messrs. Libby and Shurts in connection with their transitions out of their respective executive officer roles; and

- Other periodic compensation consulting at the request of the Committee and management.

Semler Brossy also advised the Corporate Governance and Nominating Committee (the "Governance Committee") with respect to non-employee director compensation. At the Governance Committee's request, Semler Brossy provided data regarding the amounts and types of compensation paid to non-employee directors at the companies in Sysco's peer group, and also identified trends in director compensation. All decisions regarding non-employee director compensation are recommended by the Governance Committee and approved by the Board. In addition to providing background information and written materials, Semler Brossy representatives attended meetings at which the committee Chairmen believed that their expertise would be beneficial to the committees' discussions. Neither Semler Brossy nor any of its affiliates provided any additional services to Sysco and its affiliates in fiscal 2019, or any such services in fiscal 2020 through the date of this proxy statement, and Sysco does not expect Semler Brossy to provide any such services to Sysco in the future. The Committee has determined that Semler Brossy is independent from the Company and that no conflicts of interest exist related to Semler Brossy's services provided to the Committee. See "Compensation Discussion and Analysis–How Executive Pay is Established—Committee Oversight."

For a discussion of the role of the CEO and other executive officers in determining or recommending NEO compensation, see "Compensation Discussion and Analysis – How Executive Pay is Established – Role of CEO and/or Other Executive Officers in Determining NEO Compensation."

BOARD OF DIRECTORS MATTERS

Election of Directors at 2019 Annual Meeting (Item 1)

Election Process

The Company's bylaws provide for majority voting in uncontested director elections. Majority voting means that directors are elected by a majority of the votes cast—that is, the number of shares voted "for" a director must exceed the number of shares voted "against" that director. Any incumbent director who is not re-elected in an election in which majority voting applies shall tender his or her resignation promptly following certification of the stockholders' vote. The Corporate Governance and Nominating Committee will consider the tendered resignation and recommend to the Board whether to accept or reject the resignation offer, or whether other action should be taken. The director who tenders his or her resignation may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to his or her resignation. The Board must act on the recommendation within 120 days following certification of the stockholders' vote and will promptly disclose its decision regarding whether to accept the director's resignation offer. In contested elections, where there are more nominees than seats on the Board as of the record date of the meeting at which the election will take place, directors are elected by a plurality vote. This means that the nominees who receive the most votes of all the votes cast for directors will be elected.

Nomination Process

The Corporate Governance and Nominating Committee, which we refer to in this section below as the "Governance Committee," is responsible for identifying and evaluating candidates for election to Sysco's Board of Directors.

Director Candidates Identified by the Board and Management

In identifying candidates for election to the Board, the Governance Committee will determine which of the incumbent directors has an interest in being nominated for re-election at the next meeting of stockholders. The Governance Committee will also identify and evaluate new candidates for election to the Board for the purpose of filling vacancies. The Governance Committee will solicit recommendations for nominees from persons that the Governance Committee believes are likely to be familiar with qualified candidates, including current members of the Board and Sysco's management. The Governance Committee may also determine to engage a professional search firm to assist in identifying qualified candidates. When such a search firm is engaged, the Governance Committee shall set its fees and scope of engagement.

During 2019, in connection with the Board refreshment efforts described above, the Board engaged the services of a third-party search firm to assist with identifying and recruiting appropriate, diverse director candidates. Following consideration of director candidates referred by our then-current directors and identified by a third-party search firm, upon the recommendation of the Governance Committee, in September 2019 our Board unanimously nominated for election at the Annual Meeting one new independent, non-employee director, Ms. Lundquist, who was initially recommended for consideration by a third-party search firm. The size of the Board will be increased from 12 to 13 directors, effective at the time of the Annual Meeting, in connection with the election of Ms. Lundquist. As our longest-tenured directors retire from the Board pursuant to the director tenure policy, we will continue our director recruitment efforts to help ensure that the size of the Board may be maintained at an appropriate level.

Director Candidates Recommended by Stockholders

The Governance Committee will also consider candidates recommended by stockholders. The Governance Committee will evaluate such recommendations using the same criteria that it uses to evaluate other director candidates. Stockholders can recommend candidates for consideration by the Governance Committee by writing to the Corporate Secretary, 1390 Enclave Parkway, Houston, Texas 77077, and including the following information:

- the name and address of the stockholder;
- the name and address of the person to be nominated;
- a representation that the stockholder is a holder of the Sysco stock entitled to vote at the meeting to which the director recommendation relates;
- a statement in support of the stockholder's recommendation, including a description of the candidate's qualifications;
- information regarding the candidate as would be required to be included in a proxy statement filed in accordance with the rules of the SEC; and
- the candidate's written, signed consent to serve if elected.

The Governance Committee will consider, in advance of Sysco's next annual meeting of stockholders, those director candidate recommendations that the Governance Committee receives by May 1, 2020.

In addition, if we receive by June 8, 2020, a recommendation of a director candidate from one or more stockholders who have beneficially owned at least 5% of our outstanding common stock for at least one year as of the date the stockholder makes the recommendation, then we will disclose in our next proxy materials relating to the election of directors the identity of the candidate, the identity of the nominating stockholder(s) and whether the Governance Committee determined to nominate such candidate for election to the Board. However, we will not provide this disclosure without first obtaining written consent of such disclosure from both the nominating stockholder and the candidate it is planning to recommend. The Governance Committee will maintain appropriate records regarding its process of identifying and evaluating candidates for election to the Board. The Governance Committee has not received any recommendations for director nominees for election at the Annual Meeting from any Sysco stockholders beneficially owning more than 5% of Sysco's outstanding common stock.

Proxy Access Director Candidates

Our "proxy access" bylaw provisions permit an eligible stockholder (or a group of up to 20 eligible stockholders), who have continuously owned for a period of three years at least 3% of the aggregate of our outstanding common stock, to nominate a number of director nominees equal to 20% (rounded down) of the total number of directors constituting our Board (provided that, if the total number of directors is less than 10, an eligible stockholder or group may nominate up to two persons), which nominees will be included in our proxy statement for the relevant annual stockholders meeting if the nominating stockholder(s) and the respective nominee(s) comply with all applicable eligibility, procedural and disclosure requirements set forth in our bylaws.

Evaluation of Director Candidates

In evaluating all incumbent and new director candidates that the Governance Committee determines merit consideration, the Governance Committee will:

- cause to be assembled information concerning the background and qualifications of the candidate, including information required to be disclosed in a proxy statement under the rules of the SEC or any other regulatory agency or exchange or trading system on which Sysco's securities are listed, and any relationship between the candidate and the person or persons recommending the candidate;

- determine if the candidate demonstrates the characteristics described below, including the highest personal and professional ethics, integrity and values;

- consider the candidate's skills, experience and qualifications in the context of the composition of the Board as a whole and the Company's strategic priorities (see "— Director Qualifications and Board Succession" below for a discussion of the key qualifications considered by the Governance Committee in evaluating candidates);

- consider the absence or presence of material relationships with Sysco that might impact independence;

- consider the contribution that the candidate can be expected to make to the overall functioning of the Board;

- consider the candidate's capacity to be an effective director in light of the time required by the candidate's primary occupation and service on other boards;

- consider the extent to which the membership of the candidate on the Board will promote diversity among the directors; and

- consider, with respect to an incumbent director, whether the director satisfactorily performed his or her duties as a director during the preceding term, including attendance and participation at Board and committee meetings, and other contributions as a director.

In its discretion, the Governance Committee may designate one or more of its members, or the entire Governance Committee, to interview any proposed candidate. Based on all available information and relevant considerations, the Governance Committee will recommend to the full Board for nomination those candidates who, in the judgment of the Governance Committee, are most appropriate for membership on the Board based on each candidate's characteristics, skills and qualifications.

Diversity

As a matter of practice, the Board looks for diversity in nominees such that the individuals possess enhanced perspective and experience through diversity in race, gender, ethnicity, cultural background, age, geographic origin, education, and professional and life experiences. Because we value gender and racial diversity among our Board members, three of our Board nominees are women, including one African American, and two of our Board nominees are from outside the United States.

Director Qualifications and Board Succession

Our Corporate Governance Guidelines provide that the Governance Committee is responsible for reviewing with the Board, on an annual basis, the requisite characteristics, skills and qualifications that directors and director candidates should possess individually and in the broader context of the Board's overall composition and the Company's business and structure. This review includes consideration of diversity, skills, experience,

time available and the number of other boards for which the individual serves as a director, and such other criteria as the Governance Committee determines to be relevant at the time. The Governance Committee is responsible for developing a succession plan for the Board and making recommendations to the Board regarding director succession.

Key Characteristics of All Nominees

Each director nominee should demonstrate and possess all of the following characteristics:

- **Integrity and Accountability:** Directors must have demonstrated high ethical standards and integrity in their personal and professional dealings, and must be willing to act on – and remain accountable for – their boardroom decisions.

- **Intelligence, Wisdom and Judgment:** Directors must be able to provide wise, thoughtful counsel on a broad range of issues and possess high intelligence, practical wisdom and mature judgment.

- **Financial Literacy:** Directors must be financially literate and capable of understanding a balance sheet, an income statement and a cash flow statement, and capable of using financial ratios and other indices to evaluate a company's financial performance.

- **Teamwork:** Directors must possess a willingness to challenge management and other directors while working collaboratively as part of a team in an environment that encourages open, candid discussion.

- **Diversity:** A director's membership on the Board must promote diversity among the directors, including diversity of experience, views, gender, race, ethnicity and age.

- **High Performance Standards:** Directors must have achieved prominence in their respective business, governmental, or professional activities, including a history of achievements reflecting high standards of performance.

- **Representing Stockholder Interests:** Directors must have demonstrated their willingness and ability to effectively, consistently and appropriately represent the best interests of the Company's stockholders.

- **Commitment:** Directors must have the ability and willingness, in light of their principal occupation and other board service, to commit the time and energy necessary to be fully prepared for, and to participate in, meetings and consultations on Company matters.

- **Conflicts:** Directors must not have an interest in any agreement, arrangement or understanding with any person or entity that might limit or interfere with their ability to comply with their fiduciary duties to the Company and its stockholders.

- **Company Policies:** Directors must recognize and affirm their obligation to comply with the Company's Global Code of Conduct, Corporate Governance Guidelines and other policies and guidelines of the Company applicable to them.

Director Qualifications

In fiscal 2018, the Governance Committee surveyed director qualifications, as disclosed by the Fortune 100 companies, to validate its previously compiled list of key qualification categories. Subsequently, each director was requested to review this list of qualification categories to identify the relative significance of each category to the ability of the Board, as a whole, to guide management in the achievement of the Company's strategic priorities. The feedback from each of the individual directors was collected, analyzed and reported to the Governance Committee, which utilized this feedback to identify the director qualifications that the Governance Committee and the Board continue to endorse as most significant for the Board to possess, collectively, and which are described below.

- **Accounting/Audit/Financial Reporting** — An understanding of accounting, audit and financial reporting processes is important for our directors to establish appropriate financial performance objectives for the Company and senior management in the context of Sysco's strategic priorities, and to evaluate financial performance as compared to those objectives.

- **Business Operations** — Directors who have served in leadership positions with responsibility for managing or overseeing the operations of a company or business unit gain extensive experience in maximizing productivity and efficiency while managing expenses, which is valuable to Sysco's operating plan and strategy. In particular, such directors can provide guidance and oversight to management in connection with its efforts under the three-year strategic plan to reduce administrative costs and leverage supply chain costs.

- **Distribution/Supply Chain** — Directors who have experience in distribution logistics and supply chain management, including experience in the design, planning, execution, control and monitoring of supply chain activities, are capable of providing guidance and oversight to management in connection with its efforts to maximize the efficiencies and reduce the costs associated with Sysco's acquisition of products and services from suppliers in furtherance of the three-year strategic plan.

- **Executive Leadership/Management** — Experience as a senior executive in a large and complex public, private, government or academic organization enables a director to better oversee the management of the Company. Such individuals also bring perspective in analyzing, shaping and overseeing the execution of important operational and policy issues at a senior level, and tend to demonstrate a practical understanding of organizations, strategy, risk management and methods to drive change and growth. Finally, directors with experience in significant leadership positions generally possess the ability to identify and develop leadership qualities in others, including members of our management team.

- **Finance** — Directors with an understanding of financial markets and financing and funding operations can provide valuable advice and insights to the Board with respect to the establishment of a successful capital strategy for the Company and the evaluation of proposed capital transactions in light of that strategy.

- **Foodservice Industry Experience** — Experience serving as an executive, director or in another leadership position with a company in the foodservice industry enables a director to oversee more effectively our operations and to provide advice and guidance on issues impacting our business. In addition, as the foodservice market continues to mature, directors with industry experience can provide valuable insights as we focus on ways in which Sysco can grow organically by identifying and developing new markets.

- **HR/Talent Management/Large Workforce** — Directors with human resources experience can offer guidance on Sysco's talent management strategy, particularly in connection with recruiting, assessing, incentivizing and rewarding corporate executives and other senior leadership.

- **International/Global** — Sysco continues to pursue opportunities to grow our global capabilities in, and source products directly from, international markets. We benefit from the experience and insight of directors with a global business perspective, as we identify the best strategic manner in which to continue to expand our operations outside of North America. As Sysco's reach becomes increasingly global, directors with international business experience can assist us in navigating the business, political, and regulatory environments in countries in which Sysco does, or seeks to do, business.

- **Mergers and Acquisitions/Integration** — Sysco continues to pursue opportunities to expand our business through acquisitions. Directors with a background in managing significant acquisitions or other business combinations can provide valuable guidance on how to develop and implement strategies for growing our business. Relevant experience includes assessing "build or buy" decisions, analyzing the "fit" of a proposed acquisition target with a company's strategy and culture, accurately valuing transactions and evaluating operational integration plans.

- **Public Company Board Service** — Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of the Board, board practices of other public companies and the relationship between the Board and the management team. Most public company directors also have corporate governance experience to support our goals of Board and management accountability, greater transparency, legal and regulatory compliance and the protection of stockholder interests. Many of our directors currently serve, or have previously served, on the boards of directors of other public companies and served in leadership positions on those boards.

- **Risk Oversight/Risk Management** — The Board oversees management's efforts to understand and evaluate the types of risks facing Sysco and its business, evaluate the magnitude of the exposure, and enhance risk management practices. Directors with risk management experience can provide valuable insights as Sysco seeks to strike an appropriate balance between enhancing profits and managing risk.

- **Strategy Development** — Directors who have served as a senior executive for large and complex public, private, governmental or academic organizations with responsibility for strategic planning and development are particularly well suited to advise and oversee management in establishing and executing the Company's key strategic initiatives, as well as in evaluating the success of those initiatives.

- **Technology/e-Commerce** — We use technology in substantially all aspects of our business operations, and we are continuing to implement business technology initiatives in furtherance of our objectives under our three-year strategic plan and our strategic priorities generally. Directors with experience in technology and e-Commerce are well suited to oversee management's execution of these business technology initiatives and the Company's approach to privacy issues and cyber security risks.

In selecting the director nominees, the Governance Committee and the Board reviewed each of the incumbent directors in light of these qualifications and the Company's strategic priorities, and it concluded that each of the nominees contributed significantly to the Board's collective portfolio of requisite skills, characteristics and qualifications and to the Board's overall composition. The Governance Committee and the Board expect to again review and validate the qualification criteria in fiscal 2020 and to continue to utilize these qualification criteria in connection with their future Board refreshment efforts to identify additional candidates for Board service.

The priorities and emphasis of the Governance Committee and of the Board with regard to these qualifications will change from time to time as the Company's strategic priorities and the composition of the Board evolve. Included in the individual biographies below is a discussion of the most significant aspects of each director's background that strengthen the Board's collective qualifications, skills and experience and that the Governance Committee and the Board considered in reaching their conclusion that he or she should continue to serve as a director of Sysco.

Nominees for Election as Directors at the 2019 Annual Meeting

The Board of Directors has nominated the following thirteen persons for election as directors to serve for one-year terms or until their successors are elected and qualified:

- Thomas L. Bené
- Daniel J. Brutto
- John M. Cassaday
- Joshua D. Frank
- Larry C. Glasscock
- Bradley M. Halverson
- John M. Hinshaw
- Hans-Joachim Koerber
- Stephanie A. Lundquist
- Nancy S. Newcomb
- Nelson Peltz
- Edward D. Shirley
- Sheila G. Talton

Each of the nominees, other than Ms. Lundquist, is currently serving as a director of Sysco. Each of the nominees has consented to serve if elected. Although management does not contemplate the possibility, in the event that any nominee is not a candidate or is unable to serve as a director at the time of the election, the proxies will vote for any nominee who is designated by the present Board to fill the vacancy.

The Board believes that the combination of the various qualifications, skills and experiences of the nominees for election as directors at the Annual Meeting will contribute to an effective and well-functioning Board. Set forth below is biographical information for each of the nominees for election as a director at the Annual Meeting. Unless otherwise noted, the persons named below have been engaged in the principal occupations shown for the past five years or longer. In addition to the information described below, many of our directors serve as trustees, directors or officers of various non-profit, educational, charitable and philanthropic organizations.

The Board of Directors unanimously recommends a vote "FOR" each of the nominees listed above.

Board Composition

Nominees for Election as Directors at the Annual Meeting:

THOMAS L. BENÉ



Age 57

Chairman of the Board since:
November 2018

Key Director Qualifications:

Mr. Bené earned a Bachelor of Science degree in Business Administration from the University of Kansas. Mr. Bené has served as Sysco's President and Chief Executive Officer since January 2018. Previously, he served as Sysco's President and Chief Operating Officer from January 2016 to December 2017, Executive Vice President and President, Foodservice Operations from January 2015 to December 2015, Executive Vice President and Chief Commercial Officer from September 2013 to December 2014 and as Executive Vice President, Chief Merchandising Officer from May 2013 to September 2013. Prior to joining Sysco, Mr. Bené served as President of PepsiCo Foodservice from 2011 until 2013. During his 23 year career with PepsiCo, Mr. Bené held various senior roles, including President, Pepsi-Cola North American Beverages; SVP, Sales and Franchise Development; President, PepsiCo Foods & Beverages, Canada; and Chief Operating Officer, South Beach Beverage Co. Mr. Bené joined PepsiCo in 1989 after working for American Hospital Supply. Through these various operations and management positions within PepsiCo and Sysco, Mr. Bené has gained valuable insight into the foodservice industry and has acquired significant experience and knowledge in the areas of foodservice operations, leadership and management development, corporate strategy development, merchandising, sales, marketing, revenue management, shared services and distribution and supply chain management. In light of these qualifications, including Mr. Bené's extensive knowledge and experience at Sysco, the Board previously determined, and continues to believe, that Mr. Bené's service as the Chairman of the Board and CEO, together with a separate, strong independent Lead Director, represents the most effective leadership structure for the Company.

Committee:
- Executive Committee

Primary Occupation:
- Mr. Bené has served as Sysco's Chairman, President and Chief Executive Officer since November 2018.

DANIEL J. BRUTTO



Age 63

Director since:
September 2016

Key Director Qualifications:

Mr. Brutto earned a Bachelor of Business Administration in Accounting degree from Loyola University in 1978, followed by a Master of Business Administration degree from Keller Graduate School of Management in 1982. Mr. Brutto served as President of UPS International and Senior Vice President of United Parcel Service, Inc. ("UPS"), a global package delivery, supply chain management and freight forwarding company, from January 2008 until his retirement in June 2013. Previously, he served as President, Global Freight Forwarding, for UPS from 2006 to 2007, and corporate controller from 2004 to 2006. Mr. Brutto's more than 38-year career at UPS, during which he served in various capacities with increasing levels of responsibility, provided him with extensive experience in the following areas: executive leadership/management, strategy development, business operations, finance, information systems, mergers & acquisitions, marketing and international/global. He also has public company board experience, having served as a director of Illinois Tool Works Inc. since February 2012. Additionally, Mr. Brutto served as Executive Chairman of Radial, Inc. from 2016 to 2017, a privately held global fulfillment, customer care and technology company, and he has served on the board of UNICEF since 2009. In the past, he has served on the board of the US-China Business Council, the Guangdong Economic Council, and the Turkey Economic Advisory Council. He was also a delegate to the World Economic Forum, Davos, Switzerland, from 2009 to 2013.

Committees:
- Compensation and Leadership Development Committee
- Corporate Social Responsibility Committee (Chair)
- Executive Committee

Primary Occupation:
- Mr. Brutto served as President of UPS International and Senior Vice President of United Parcel Service, Inc. from January 2008 until his retirement in June 2013.

Other Boards:
- Mr. Brutto has served as a director of Illinois Tool Works Inc. since February 2012.

JOHN M. CASSADAY



Age 66
Director since:
November 2004

Key Director Qualifications:

Mr. Cassaday earned a Bachelor of Arts degree from the University of Western Ontario and a Master of Business Administration Degree with honors from the University of Toronto's Rotman School of Management. Prior to his more than 15 years of service as President and Chief Executive Officer of Corus Entertainment Inc., a Canadian leader in radio and cable television, Mr. Cassaday served as President and CEO of CTV Television Network Ltd. Mr. Cassaday's career prior to broadcasting included executive positions in a number of leading packaged goods companies, including RJR-Macdonald, Inc., General Foods Corporation and Campbell Soup Company, where he gained food processing and food safety experience while advancing through positions in sales, marketing, and strategic planning in Canada, the United States, and the United Kingdom. His career at Campbell's culminated in service as President of Campbell Soup Company's operations in Canada and then the United Kingdom. Mr. Cassaday gained additional foodservice experience through his service as a director of Loblaw Companies Limited, Canada's largest food retailer, and of J.M. Schnieder, a meat processing company. This background has provided Mr. Cassaday with extensive experience and knowledge in the areas of leadership, corporate strategy and development, the foodservice industry, distribution and supply chains, marketing, international operations, accounting, finance and financial reporting. In addition, Mr. Cassaday's service on the Board of Directors of Manulife Financial Corporation has provided a greater understanding of risk management and global compensation considerations. Mr. Cassaday has received many business, industry and charitable honors, including designation as the most distinguished alumnus of the University of Toronto's Rotman School of Management in 1998, receipt of the Gold Medal from the Association of Canadian Advertisers in 2004 (which recognizes individuals who have made an outstanding contribution to the advancement of marketing communications in Canada), induction in the Marketing Hall of Legends of Canada in 2006 and induction into the Canadian Broadcast and Music Hall of Fame in 2015. In 2013, Mr. Cassaday was inducted into the Order of Canada, Canada's highest civilian honor. In 2017, Mr. Cassaday was presented with a degree of Director of Laws, honoris causa from the University of Toronto and was recently awarded the 2019 ICD Fellowship Award, the highest distinction for Corporate Directors in Canada.

Committees:
- Compensation and Leadership Development Committee (Chair)
- Corporate Governance and Nominating Committee
- Executive Committee

Primary Occupation:
- Mr. Cassaday served as President and Chief Executive Officer of Corus Entertainment Inc. from September 1999 until his retirement in March 2015.

Other Boards:
- Mr. Cassaday is a director of Manulife Financial Corporation, where he is currently the chairman of the board, and Sleep Country Canada Holdings Inc. and a director of one privately held company: Irving Oil Limited.

JOSHUA D. FRANK



Age 40
Director since:
August 2015

Key Director Qualifications:

Mr. Frank graduated cum laude from Yale University with a B.A. in Economics. Mr. Frank has played a leading role in many of Trian's investments in the consumer sector, including investments in Mondelēz International, Inc., H.J. Heinz Company and PepsiCo, Inc., as well as numerous investments across other industries. As a senior member of the Trian investment team, he sources new investment ideas, leads due diligence on potential investments and focuses on portfolio construction and corporate governance matters. Mr. Frank was previously an Associate, Corporate Development, of Triarc Companies, Inc. (now known as The Wendy's Company) ("Triarc"). Prior to joining Triarc in 2003, Mr. Frank worked at Credit Suisse First Boston from 2001 to 2003, where he spent time in both the mergers & acquisitions and healthcare investment banking groups. Throughout his career, Mr. Frank has developed experience and knowledge in the areas of corporate strategy development, finance, accounting, corporate governance, mergers and acquisitions, foodservice and the broader consumer sector.

Committees:
- Audit Committee
- Compensation and Leadership Development Committee

Primary Occupation:
- Mr. Frank is a Partner at Trian Fund Management, L.P. and has been a member of the Trian investment team since Trian's formation in 2005.

LARRY C. GLASSCOCK



Age 71

Director since:
September 2010

Key Director Qualifications:

Mr. Glasscock attended Cleveland State University, where he received a bachelor's degree in business administration. He later studied at the School of International Banking, participated in the American Bankers Association Conference of Executive Officers, and completed the Commercial Bank Management Program at Columbia University. Mr. Glasscock has developed significant leadership and corporate strategy expertise through over 30 years of business experience, including former service as Chairman of WellPoint, Inc. (now Anthem, Inc.), a healthcare insurance company, from 2005 to March 2010, President and CEO of WellPoint, Inc. (2004 – 2007), Chairman, President and CEO of Anthem, Inc. (2003 – 2004), and President and CEO of Anthem, Inc. (2001 – 2003), as well as his service as COO of CareFirst, Inc., President and CEO of Group Hospitalization and Medical Services, Inc., President and COO of First American Bank, N.A., and President and CEO of Essex Holdings, Inc. During his tenure at WellPoint, Inc. (now Anthem, Inc.), he played a major role in transforming the company from a regional health insurer into a national healthcare leader and championed company efforts to improve quality and customer service. Throughout his career, Mr. Glasscock has developed expertise in the successful completion and integration of mergers, utilization of technology to improve productivity and customer service, and team building and human capital development. Mr. Glasscock's expertise in the utilization of technology to improve productivity will be valuable to Sysco as we continue to implement technological solutions in connection with our strategic priorities. His knowledge and experience in team building and human capital development are also extremely valuable to Sysco, as management development and succession planning remain top priorities of executive management and the Board during fiscal 2019. Mr. Glasscock also has considerable financial experience, as he has supervised the chief financial officers of major corporations. Earlier in his career he served as a bank officer lending to major corporations and supervised assessments of companies' creditworthiness. Mr. Glasscock also has significant experience as a public company director and as a member of various committees related to important board functions, including audit, finance, governance and compensation. Mr. Glasscock was recognized by The National Association of Corporate Directors in 2019 as among the most influential people in the boardroom community.

Committees:
- Corporate Governance and Nominating Committee (Chair)
- Compensation and Leadership Development Committee
- Executive Committee

Primary Occupation:
- In March 2010, Mr. Glasscock retired from his position as Chairman of the Board of Directors of WellPoint, Inc. (now Anthem, Inc.) after serving in the role since November 2005.

Other Boards:
- Mr. Glasscock has served as a director of Simon Property Group, Inc. since March 2010, where he is currently the lead independent director, and as a director of Zimmer Biomet Holdings, Inc. since August 2001, where he is currently the non-executive chairman of the board.

BRADLEY M. HALVERSON



Age 59

Director since:
September 2016

Key Director Qualifications:

Mr. Halverson attended the University of Illinois, where he received a Bachelor of Science degree in Accounting in 1982 and an Executive Master of Business Administration degree in 1996. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Halverson served as Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar Inc. ("Caterpillar"), the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel - electric locomotives until his retirement in May 2018. He was responsible for Caterpillar's Finance Services Division, Human Services Division, Global Information Services Division, Financial Products Division, as well as Corporate Auditing. He joined Caterpillar in 1988, serving in budgeting, forecasting and financial analysis roles of increasing responsibility. In 1993, Mr. Halverson moved to Geneva, Switzerland, to become a strategy and planning consultant with Caterpillar Overseas, S.A. He went on to become controller in Europe, responsible for Caterpillar's financial reporting in Europe, Africa and the Middle East, returning to the U.S. in 1996 to manage general accounting and financial systems. From 1998 until 2012, Mr. Halverson served in various leadership roles at Caterpillar, including Corporate Controller (2007-2010) and Vice President, Financial Services Division (2010-2012). During the course of his nearly 30 year career with Caterpillar, together with his prior service with PricewaterhouseCoopers LLP, Mr. Halverson has developed deep expertise in accounting, financial reporting and corporate finance, and has leadership experience in the areas of executive leadership and management, corporate strategy development, mergers and acquisitions, risk management, information technology systems oversight and international business. Mr. Halverson serves on the OSF St. Francis Medical Center Community Foundation Board and is Immediate Past Chairman of the Easter Seals Central Illinois Board of Directors and Treasurer of the Easter Seals of Central Illinois Board of Trustees. He is also a board member of Custom Truck One source, a privately held company, and is a past member of the Executive Committee of the U.S. Chamber of Commerce.

Committees:
- Audit Committee (Chair)
- Compensation and Leadership Development Committee
- Executive Committee

Primary Occupation:
- Mr. Halverson served as the Group President, Financial Products and Corporate Services and Chief Financial Officer of Caterpillar from January 2013 to May 2018.

JOHN M. HINSHAW



Age 49
Director since:
April 2018

Key Director Qualifications:

Mr. Hinshaw attended James Madison University where he earned a B.B.A. in Computer Information Systems and Decision Support Sciences in 1992. Mr. Hinshaw served as the Executive Vice President, Technology and Operations, of Hewlett Packard Company (an industry leading technology company) from November 2011 to November 2015, at which time he joined Hewlett Packard Enterprise Company (spun-off from Hewlett Packard) as the Executive Vice President, Technology and Operations and Chief Customer Officer, serving in such capacity until October 2016. Prior to joining Hewlett-Packard Company, Mr. Hinshaw served as Vice President and General Manager for Boeing Information Solutions at The Boeing Company (one of the world's major aerospace firms) from 2010 to 2011. Before that, he served as Boeing's Chief Information Officer from 2007 to 2010, leading Boeing's companywide corporate initiative on information management and information security. Mr. Hinshaw also spent 14 years at Verizon Communications (one of the world's leading providers of communications, information and entertainment products and services) where, among several senior roles of increasing responsibility, he served as Senior Vice President and Chief Information Officer of Verizon Wireless, overseeing the IT function of the wireless carrier. Mr. Hinshaw's service in these leadership roles with significant public companies in a variety of different industries deeply rooted in technology provided him experience in the operations of large, complex organizations and expertise in both information technology and management, enabling him to effectively oversee Sysco management, especially with regard to the execution of business technology initiatives. Mr. Hinshaw also gained extensive public company board experience in enterprise risk management and information technology through his service as a member of the board of directors of The Bank of New York Mellon Corporation since September 2014. Mr. Hinshaw is also a board member of DocuSign, Inc., a provider of electronic signature transaction management, Illumio, Inc., a cyber security company and NAF, an educational non-profit organization. He is also Chairman of the Board of Blackbird Vineyards LLC.

Committee:
- Audit Committee
- Compensation and Leadership Development Committee

Primary Occupation:
- Mr. Hinshaw served as Executive Vice President, Technology and Operations of Hewlett Packard from November 2011 to November 2015, and as Executive Vice President, Technology and Operations of Hewlett Packard Enterprises from November 2015 until his retirement in October 2016.

Other Boards:
- Mr. Hinshaw is a director of The Bank of New York Mellon Corporation and DocuSign, Inc.

HANS-JOACHIM KOERBER



Age 73
Director since:
January 2008

Key Director Qualifications:

Dr. Koerber earned a degree as a Master Brewer in Brewing Technology and a Ph.D. in Business Management from the Technical University of Berlin. Dr. Koerber began his career in the beverage industry, including management positions in which he was responsible for finance and accounting, information technology, purchasing and personnel. He first became involved with the company that would eventually become METRO AG when he joined the predecessor company's cash-and-carry, self-service wholesale company in charge of finance and accounting, controlling, logistics and information technology. His responsibilities continued to expand to include international cash-and-carry activities in six countries. When METRO AG was formed in 1996, Dr. Koerber became part of the METRO management board. His responsibilities included corporate development, corporate communications and investor relations and he became chairman and chief executive officer in 1999. Dr. Koerber introduced a new management style, streamlined the company to focus on four of the original 16 business divisions in order to remain competitive and achieve profitability, adopted international accounting standards and rapidly developed METRO's international presence, including hands-on experience in expanding METRO into Eastern Europe and Asia, including China and India. These efforts helped make METRO Germany's largest retailer, operating wholesale cash & carry stores, supermarkets, hypermarkets, department stores and consumer electronics shops throughout the world. Throughout his career, Dr. Koerber developed experience and qualifications in the areas of leadership, corporate strategy and development, the foodservice industry, distribution and supply chains, marketing and risk management. Dr. Koerber's insights on running and expanding a foodservice business with international operations have been, and will continue to be, particularly helpful to Sysco. Dr. Koerber's career at METRO AG, combined with his 10 years of service on the Board of Skandinaviska Enskilda Banken AB (the parent company of the SEB Group, a North European banking concern catering to corporations, institutions, and private individuals) and the Board of Directors of several other international companies, has provided him with financial expertise, particularly with regard to international financial accounting standards. His service on the Board of Air Berlin PLC (Germany's second largest airline) has deepened his experience in marketing.

Committees:
- Audit Committee
- Corporate Social Responsibility Committee

Primary Occupation:
- Dr. Koerber served as the chairman and chief executive officer of METRO Group from 1999 until his retirement in October 2007.

Other Boards:
- Dr. Koerber is a director of Eurocash SA, as well as a director of several private European companies, including Klüh Service management GmbH, WEPA Industrieholding SE and DAW SE.

STEPHANIE A. LUNDQUIST



Age 43

Key Director Qualifications:

Ms. Lundquist attended Concordia College where she earned a Bachelor of Arts degree in General Business and Communications. Ms. Lundquist has served as President, Food and Beverage of Target Corporation, an American retailing company and the second-largest discount retailer in the U.S., since January 2019, overseeing the full spectrum of merchandising and operations for food and beverage, including strategy development and implementation. Previously, she served as Target's Executive Vice President, Chief Human Resources Officer from February 2016 to January 2019, leading all aspects of human resources management. Ms. Lundquist led the transformation agenda for Target as Senior Vice President, Transformation Office and Human Resources from January 2015 to February 2016, and Senior Vice President and Vice President, Stores and Distribution, Human Resources from February 2014 to January 2015. Ms. Lundquist joined Target in 2005, serving in a number of leadership positions of increasing responsibility involving talent acquisition and talent management, as well as operational roles involving business integration and project management, including Vice President, Target Canada from 2012 to 2014, Director, Strategy Integration, Target Canada from 2011 to 2012, Director, Talent Management from 2009 to 2011 and Director, Talent Acquisition from 2008 to 2009. During the course of her nearly 14-year career with Target, together with her prior service in the retail sector, Ms. Lundquist has acquired extensive experience in the areas of executive leadership/management, business operations, strategy development, human resources/talent management, distribution/supply chain, foodservice industry and international. She also serves as a member on the Offutt School of Business Global Leadership Council at Concordia College.

Primary Occupation:
- Ms. Lundquist has served as President, Food and Beverage for Target Corporation since January 2019.

NANCY S. NEWCOMB



Age 74

Director since: February 2006

Key Director Qualifications:

Ms. Newcomb is a graduate of Connecticut College and received a Master's Degree in Economics from Boston University. She also graduated from Harvard Business School's Program for Management Development. Ms. Newcomb's 35-year career with Citigroup, a major international financial services company, and its predecessors Citicorp and Citibank, provided her with experience in the areas of leadership, corporate strategy and development, finance, risk management and international operations. Ms. Newcomb developed extensive risk management experience throughout her career, including holding the position of Citigroup's Senior Corporate Officer of Risk Management for the last six years of her career. In the area of Finance and International Operations, Ms. Newcomb served as Citigroup's Principal Financial Officer, responsible for liquidity, funding and capital management. She has had extensive international experience as head of worldwide treasury operations in over 100 countries, and co-head of Citigroup's global, multinational customer business. She also served as a director for DirecTV Group, Inc. and Moody's Corporation and several non-profit boards including Woods Hole Oceanographic Institution, the New-York Historical Society, and the Van Leer Group Foundation in the Netherlands.

Committees:
- Audit Committee
- Corporate Social Responsibility Committee

Primary Occupation:
- Ms. Newcomb served as Senior Corporate Officer, Risk Management, of Citigroup from May 1998 until her retirement in 2004.

NELSON PELTZ



Age 77
Director since:
August 2015

Key Director Qualifications:

Mr. Peltz attended The Wharton School of the University of Pennsylvania. Mr. Peltz has more than 40 years of business and investment experience and over 20 years of service as the Chairman and Chief Executive Officer of public companies. Mr. Peltz has developed extensive experience working with management teams and boards of directors, and in acquiring, investing in and building companies and implementing operational improvements at the companies with which he has been involved. As a result, he has strong operating experience and strategic planning skills and has strong relationships with institutional investors, investment banking and capital markets advisors and others that can be drawn upon for the Company's benefit. Mr. Peltz has also gained extensive experience in the foodservice industry through his service on the boards of directors of H.J. Heinz Company, Mondelēz International, Inc. and The Wendy's Company. Mr. Peltz was recognized by The National Association of Corporate Directors in 2010, 2011 and 2012 as among the most influential people in the global corporate governance arena.

Committee:
● Corporate Governance and Nominating Committee

Primary Occupation:
● Mr. Peltz has served as the Chief Executive Officer and a Founding Partner of Trian Fund Management, L.P. since its formation in 2005. From April 1993 through June 2007, Mr. Peltz served as Chairman and Chief Executive Officer of Triarc Companies, Inc. (now known as The Wendy's Company).

Other Boards:
● Mr. Peltz has served as a director of Legg Mason, Inc. since May 2019, The Procter & Gamble Company since March 2018 and as a director and non-executive Chairman of The Wendy's Company since June 2007. He has also served as a director of The Madison Square Garden Company since it was separated from MSG Networks Inc. (formerly, The Madison Square Garden Company) in September 2015, and prior to that, as a director of MSG Networks Inc. since December 2014. Mr. Peltz previously served as a director of Mondelēz International, Inc. from January 2014 to February 2018, Legg Mason, Inc. from October 2009 to December 2014, Ingersoll-Rand plc from August 2012 to June 2014 and H.J. Heinz Company from September 2006 to June 2013.

EDWARD D. SHIRLEY



Age 62
Lead Director since:
November 2018

Key Director Qualifications:

Mr. Shirley attended the University of Massachusetts, where he received a Bachelor of Business Administration, Accounting degree in 1978. Mr. Shirley served as the President and Chief Executive Officer of Bacardi Limited, a global beverage and spirits company, from March 2012 to April 2014. Prior to that, he served as Vice Chairman of Global Beauty and Grooming, a business unit of The Procter & Gamble Company ("Procter & Gamble"), a consumer goods company, from July 2008 through June 2011, and as Vice Chair on Special Assignment from July 2011 through December 2011. Prior to that, he served as Group President, North America of Procter & Gamble from April 2006 and held several senior executive positions during his 27 years with The Gillette Company, a consumer goods company that was acquired by Procter & Gamble in 2005. Mr. Shirley has substantial experience in the areas of executive leadership, strategy development, marketing/brand development and business operations developed in his various senior executive positions with large consumer products companies, including during more than 30 years as a senior executive at global personal care companies like Procter & Gamble and The Gillette Company. He also has public company board experience, having served as a member of the Elizabeth Arden, Inc. board of directors since December 2015, including as Chair of its Compensation Committee, and as a member of the board of directors of Time Warner Cable Inc. from 2009 to 2016. Mr. Shirley is currently a director of New York Life Insurance Company and serves on the Audit and Insurance & Operations Committees. He is also a partner in PTW Capital, a recently formed consumer goods private equity firm.

Committees:
● Corporate Governance and Nominating Committee
● Corporate Social Responsbility Committee

Primary Occupation:
● Mr. Shirley served as President and Chief Executive Officer of Bacardi Limited from March 2012 until his retirement in April 2014.

Other Boards:
● In the last five years, Mr. Shirley served as a director of Elizabeth Arden, Inc. and Time Warner Cable Inc.

SHEILA G. TALTON



Age 66
Director since:
September 2017

Key Director Qualifications:

Ms. Talton attended Northern Illinois University, where she earned a Bachelor of Science degree in Marketing and Speech Communication in 1980, and Harvard Business School's Executive Program. Ms. Talton currently serves as the President and Chief Executive Officer of Gray Matter Analytics, a firm focused on data analytics consulting services in the healthcare industry. Previously, she served as President and Chief Executive Officer of SGT Ltd., a firm that provides strategy and technology consulting services in the financial services, healthcare and technology business sectors, from 2011 to 2013. From 2008 to 2011, Ms. Talton served as Vice President, Office of Globalization, for Cisco Systems, Inc., a leading global manufacturer of networking, switching and server/virtualization technology products related to the communication and information technology industries. Prior to that time, she held other leadership positions at Cisco Systems, Inc., Electronic Data Systems Corporation and Ernst & Young, LLP. Ms. Talton's service in leadership roles with a variety of global technology and consulting firms provided her with extensive knowledge of and experience in information technology systems and cybersecurity, enabling her to effectively oversee management's execution of Sysco's business technology initiatives and its approach to privacy and cyber security risks. Ms. Talton has also gained extensive public company board experience in compensation, corporate governance, risk management and audit/finance issues through her service on the boards of directors of Deere & Company since 2015 (member of audit review and finance committees) and OGE Energy Corp. since 2013 (member of compensation and governance committees). From 2012 to 2019, she also served on the board of directors of Wintrust Financial Corporation. Additionally, from 2010 to 2015, she also served on the board of directors of ACCO Brands Corporation. Ms. Talton has been a Congressional appointee on the U.S. White House Women's Business Council. She also has been recognized as one of the "Top 10 Women in Technology" by Enterprising Women and as "Entrepreneur of the Year" by the National Federation of Black Women Business Owners. She serves on the boards of several nonprofit organizations, including Chicago's Northwestern Hospital Foundation, the Chicago Shakespeare Theater and the Chicago Urban League. Ms. Talton was recognized by The National Association of Corporate Directors in 2018 as among the most influential people in the boardroom community.

Committees:
- Corporate Governance and Nominating Committee
- Corporate Social Responsibility Committee

Primary Occupation:
- Ms. Talton has served as President and Chief Executive Officer of Gray Matter Analytics since March 2013.

Other Boards:
- Ms. Talton is a director of Deere & Company and OGE Energy Corp. In the last five years, Ms. Talton served as a director of ACCO Brands Corporation and Wintrust Financial Corporation.

DIRECTOR COMPENSATION

Overview of Non-Employee Director Compensation

The Company uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board, as described below. Members of the Board who are employees of the Company are not compensated for services on the Board or any of its Committees. We currently pay each non-employee director a base retainer of $100,000 per year. Non-employee directors who serve as committee chairpersons receive annual additional amounts as follows:

- Audit Committee Chair— $25,000
- Compensation and Leadership Development Committee Chair— $20,000
- Corporate Governance and Nominating Committee Chair— $20,000
- Corporate Social Responsibility Committee Chair— $15,000

Mr. Shirley received an additional annual retainer of $50,000 for his service as independent Lead Director, due to his incremental responsibilities, which are described above under "Corporate Governance–Board Leadership Structure."

Mr. Shirley's additional annual retainer for service as Lead Director was paid quarterly in cash. See footnote 1 to the "Fiscal 2019 Director Compensation" table below for a detailed discussion of the cash retainer received by Mr. Shirley. Mr. Bené did not receive additional compensation for his service as Chairman.

Each November, the Board grants time vested equity incentives to each of the non-employee directors in the form of restricted stock awards. In November 2018, the Board, upon the recommendation of the Corporate Governance and Nominating Committee, increased the value of this annual equity award by $25,000 and granted approximately $185,000 in shares of restricted stock that vest in full on the first anniversary of the grant date. This increase was intended to offset the Board's concurrent elimination of the 50% stock match previously awarded to non-employee directors who elected to receive up to 50% of their annual cash retainer in the form of shares of Sysco common stock, which stock match was valued at approximately $25,000 for those non-employee directors who elected to receive at least 50% of their annual retainer in shares. For further discussion of the opportunity for non-employee directors to receive shares in lieu of their cash retainer, see "—Equity Based Awards to Non-Employee Directors – Election to Receive a Portion of the Annual Retainer in Common Stock" below. See "Equity-Based Awards to Non-Employee Directors" below for a description of the plan under which these awards were granted, the "Fiscal 2019 Director Compensation" table below for detailed compensation information for fiscal 2019 for each of our non-employee directors and "Stock Ownership—Stock Ownership Guidelines" below for a description of the stock ownership requirements applicable to our non-employee directors.

Reimbursement of Expenses

All non-employee directors are entitled to receive reimbursements of expenses for all services as a director, including committee participation or special assignments. Reimbursement for non-employee director travel may include reimbursement of a portion of the cost of travel on private aircraft. Specifically, this includes reimbursement for non-commercial air travel in connection with Sysco business, subject to specified maximums, provided that amounts related to the purchase price of an aircraft or fractional interest in an aircraft are not reimbursable and any portion of the reimbursement that relates to insurance, maintenance and other non-incremental costs is limited to a maximum annual amount. Non-employee directors also receive discounts on products carried by the Company and its subsidiaries comparable to the discounts offered to all company employees.

Directors Deferred Compensation Plan

Non-employee directors may defer all or a portion of their annual retainer, including additional fees paid to committee chairpersons and the Chairman of the Board's and/or Lead Director's annual retainer, under the Directors Deferred Compensation Plan. Non-employee directors may choose from a variety of investment options, including Moody's Average Corporate Bond Yield plus 1%, with respect to amounts deferred prior to fiscal 2009. This investment option was reduced to Moody's Average Corporate Bond Yield, without the addition of 1%, for amounts deferred after fiscal 2008. We credit such deferred amounts with investment gains or losses until the non-employee director's retirement from the Board or until the occurrence of certain other events.

Equity-Based Awards to Non-Employee Directors

As of September 16, 2019, the non-employee directors held shares of restricted stock and elected shares (as described below), all of which were issued under the Sysco Corporation 2018 Omnibus Incentive Plan, which we refer to as the "2018 Omnibus Incentive Plan." Below is a description of the 2018 Omnibus Incentive Plan.

Election to Receive a Portion of the Annual Retainer in Common Stock

Under the 2018 Omnibus Incentive Plan, instead of receiving his or her full annual retainer fee in cash, a non-employee director may elect to receive up to 100% of his or her annual retainer fee, including any additional retainer fee paid to the Chairman of the Board and/or Lead Director for his or her service in such capacity and any fees paid to a committee chairman for his or her service in such capacity, in 10% increments, in common stock. During fiscal 2019, if a director made this election, on the date we made each quarterly payment of the director's annual retainer fee, we credited the director's stock account with:

- **Elected Shares** – The number of shares of Sysco common stock that the director could have purchased on that date with the portion of his or her cash retainer that he or she has chosen to receive in stock, assuming a purchase price equal to the closing price of the common stock on the last business day before that date; we refer to these shares "elected shares;" and

- **Match Shares** – Through the end of calendar 2018, with respect to up to half of his or her annual retainer fee, excluding any additional retainer fee paid for chairing the Board or one of its committees and/or serving as Lead Director, 50% of the number of elected shares we credited to the director's account; we refer to these extra shares as "match shares."

The elected shares and match shares vest as soon as we credit the director's account with them, but we do not issue them until the end of the calendar year. In November 2018, the Board, upon the recommendation of the Governance Committee, increased the value of the annual equity award for non-employee directors by $25,000 to offset the Board's concurrent elimination of the match shares previously awarded to non-employee directors as described above.

Annual Awards of Restricted Stock

Pursuant to the 2018 Omnibus Incentive Plan, the Board may grant to non-employee directors, among other things, shares of restricted stock, in the amounts and on such terms as it determines, but no such grant may vest earlier than one year following the grant date. A restricted stock award is denominated in shares of common stock and is subject to transfer restrictions and the possibility of forfeiture. In November 2018, we issued restricted stock awards to non-employee directors under the 2018 Omnibus Incentive Plan.

Generally, if a director ceases to serve as a director of Sysco, he or she will forfeit all the unvested restricted stock that he or she holds. However, if the director leaves the board after serving out his or her term, or for any reason after reaching age 71, his or her restricted stock will remain outstanding and continue to vest as if the director had remained a director of Sysco. All unvested restricted stock will automatically vest upon the director's death.

Deferral of Shares

A non-employee director may elect to defer receipt of all or any portion of any shares of common stock issued under the 2018 Omnibus Incentive Plan, whether such shares are to be issued as a grant of restricted stock or as elected shares. Generally, the receipt of stock may be deferred until the earliest to occur of the death of the non-employee director, the date on which the non-employee director ceases to be a director of the Company, or a change of control of Sysco. All such deferral elections shall be made in accordance with the terms and conditions set forth in Sysco's 2009 Board of Directors Stock Deferral Plan.

Change in Control

Under the 2018 Omnibus Incentive Plan and the applicable grant agreements, any unvested awards of restricted stock will vest immediately upon the occurrence of certain terminations of service within the 24-month period following a specified change in control.

Fiscal 2019 Director Compensation

The following table provides compensation information for fiscal year 2019 for each of our directors who served for any part of the fiscal year, other than Mr. Bené, whose compensation for services as an officer is disclosed in the Summary Compensation Table on page 61:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3][4]	Non-Qualified Deferred Compensation Earnings ($)[5]	Other Compensation ($)[6]	Total ($)
Brutto	$ 115,000	$ 197,519	$ —	$ —	$ 312,519
Cassaday	120,000	197,519	—	—	317,519
Frank	100,000	197,519	—	—	297,519
Glasscock	120,000	197,519	—	—	317,519
Halverson	115,625	197,519	—	—	313,144
Hinshaw	100,000	197,519	—	—	297,519
Koerber	100,000	197,519	—	—	297,519
Newcomb	100,000	197,519	—	—	297,519
Peltz	100,000	197,519	—	—	297,519
Shirley	131,250	197,519	—	—	328,769
Talton	100,000	197,519	—	—	297,519
Tilghman[7]	59,375	—	—	—	59,375
Ward[7]	228,125	—	3,740	—	231,865

(1) Includes retainer fees, including any retainer fees for which the non-employee director has elected to receive shares of Sysco common stock in lieu of cash and fees for the fourth quarter of fiscal 2019 that were paid at the beginning of fiscal 2020. Although we credit shares to a director's account each quarter, the elected shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board terminates earlier. The number of shares of stock actually credited to each non-employee director's account in lieu of cash during fiscal 2019, excluding match shares, which are reported in the column entitled "Stock Awards" above was as follows: 846 shares for Mr. Brutto; 737 shares for each of Mr. Cassaday and Dr. Koerber; 372 shares for each of Mr. Frank, Ms. Newcomb, Mr. Peltz, Mr. Shirley, Ms. Talton and Mr. Tilghman; 883 shares for Mr. Glasscock; 828 shares for Mr. Halverson; 744 shares for Mr. Hinshaw; and 3,330 shares for Ms. Ward. Directors may choose to defer receipt of the elected shares described in this footnote under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan. The number of elected shares of stock deferred by each non-employee director during fiscal 2019 (which are included in the elected shares described above) was as follows: Mr. Glasscock (883 shares), Mr. Hinshaw (744 shares), Dr. Koerber (737 shares), and Ms. Talton (372 shares). To the extent that cash dividends are paid on our common stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all elected shares that are deferred. If the director has chosen to defer the receipt of any shares, such shares will be credited to the director's account and issued on the earliest to occur of the "in-service" distribution date elected by the director (which will be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal.

(2) For fiscal 2019, the Board, upon the recommendation of the Corporate Governance and Nominating Committee, determined that it would grant approximately $185,000 in equity incentives to each of the non-employee directors. Therefore, on November 16, 2018, the Board granted to each of the non-employee directors 2,794 shares of restricted stock valued at $66.22 per share, the closing price of Sysco common stock on the NYSE on November 15, 2018. These awards were granted under the 2018 Omnibus Incentive Plan and vest in full on the first anniversary of the grant date. The amounts in this column reflect the grant date fair value of the awards computed in accordance with ASC 718, "Compensation — Stock Compensation". See Note 19 of the consolidated financial statements in Sysco's Annual Report for the year ended June 29, 2019, regarding assumptions underlying valuation of equity awards. The amounts in this column also reflect the grant date fair value of awards computed in accordance with ASC 718, "Compensation — Stock Compensation" with respect to the 50% stock match previously awarded to non-employee directors through the end of calendar 2018 who elected to receive up to 50% of their annual cash retainer in the form of shares of Sysco common stock. The value of any elected shares is included in the column entitled "Fees Earned or Paid in Cash," as described in footnote (1) above. See "—Equity-Based Awards to Non-Employee Directors" above for a more detailed description. Although we credit shares to a director's account each quarter, the shares are not actually issued until the end of the calendar year, unless the director's service as a member of the Board of Directors terminates. The number of match shares actually credited to each non-employee director's account during fiscal 2019 was 185 shares. Pursuant to the Sysco Corporation 2009 Board of Directors Stock Deferral Plan, non-employee directors may choose to defer receipt of the shares to be issued in connection with the annual restricted stock award, as well as the match shares described above. Each of Mr. Glasscock, Mr. Hinshaw, Dr. Koerber and Ms. Talton deferred receipt of the 2,794 shares of restricted stock and each of the foregoing directors deferred receipt of the 185 match shares described above. Neither Ms. Ward nor Mr. Tilghman received the November 2018 restricted stock grant of 2,794 shares in light of their respective retirements from the Board. To the extent that cash dividends are paid on our common stock, each non-employee director also receives the equivalent amount of the cash dividend credited to his or her account with respect to all deferred restricted stock awards and all match shares that are deferred, in the form of stock units. A director may elect an "in-service" distribution date for deferrals that is at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director. Otherwise, distributions occur upon the earlier of the death of the director, the date on which the director ceases to be a director of the Company, or a change of control of Sysco, unless the director applies for and qualifies for a hardship withdrawal.

(3) The aggregate number of options and unvested stock awards held by each director listed in the table above, as of June 29, 2019, was as follows:

	Aggregate Unvested Stock Awards Outstanding as of June 29, 2019	Aggregate Options Outstanding as of June 29, 2019
Brutto	2,794	—
Cassaday	2,794	—
Frank	2,794	—
Glasscock	2,794	—
Halverson	2,794	—
Hinshaw	2,794	—
Koerber	2,794	—
Newcomb	2,794	—
Peltz	2,794	—
Shirley	2,794	—
Talton	2,794	—
Tilghman[7]	—	—
Ward[7]	—	—

The unvested stock awards for each non-employee director listed in the table immediately above relate to restricted stock awards granted in November 2018 that vest in November 2019.

(4) None of the directors shown in the table received option grants during fiscal 2019.

(5) We do not provide a pension plan for the non-employee directors. For each non-employee director, the amounts shown in this column represent above-market earnings on amounts deferred under the Non-Employee Director Deferred Compensation Plan. Directors who do not have any amounts in this column were not eligible to participate in such plan, did not participate in such plan or did not have any above-market earnings.

(6) The total value of all perquisites and personal benefits received by each of the non-employee directors was less than $10,000.

(7) Mr. Tilghman and Ms. Ward retired from the Board on November 16, 2018.

Mr. Bené did not receive any compensation for his fiscal 2019 Board service, other than the compensation for services as an employee that is disclosed elsewhere in this proxy statement. See "Executive Compensation – Summary Compensation Table" for details regarding compensation earned by Mr. Bené for fiscal 2019.

EXECUTIVE OFFICERS

The following persons currently serve as executive officers of Sysco. Each person listed below, other than Ms. Zielinski, has served as an officer of Sysco and/or its subsidiaries for at least the past five years.

Name	Title	Age
Thomas L. Bené*	Chairman, President and Chief Executive Officer	57
Greg D. Bertrand*	Executive Vice President, U.S. Foodservice Operations	55
R. Scott Charlton*	Executive Vice President, Supply Chain[1]	60
Joel T. Grade*	Executive Vice President and Chief Financial Officer	49
Gregory S. Keller	Senior Vice President, National Sales and President, SYGMA	49
Eve M. McFadden	Vice President, Legal, General Counsel and Corporate Secretary	43
Paul T. Moskowitz*	Executive Vice President, Human Resources	55
Brian R. Todd	Senior Vice President, Merchandising and Marketing	56
Anita A. Zielinski	Senior Vice President and Chief Accounting Officer	46

* Named Executive Officer.

(1) In August 2019, Mr. Charlton notified Sysco of his decision to leave the Company effective December 31, 2019.

THOMAS L. BENÉ



Age 57
Executive Officer since:
March 2013

Biography:

Mr. Bené has served as Sysco's Chairman, President and Chief Executive Officer since November 2018. Previously, he served as President and Chief Executive Officer since January 2018, as President and Chief Operating Officer from January 2016 to December 2017, Executive Vice President and President, Foodservice Operations from January 2015 to December 2015, Executive Vice President and Chief Commercial Officer from September 2013 to December 2014 and as Executive Vice President, Chief Merchandising Officer from May 2013 to September 2013. Prior to joining Sysco, Mr. Bené served as President of PepsiCo Foodservice from 2011 to 2013. During his 23 year career with PepsiCo, Mr. Bené held various senior roles, including President, Pepsi-Cola North American Beverages; SVP, Sales and Franchise Development; President, PepsiCo Foods & Beverages, Canada; and Chief Operating Officer, South Beach Beverage Co. Mr. Bené joined PepsiCo in 1989 after working for American Hospital Supply. Through these various operations and management positions within PepsiCo and Sysco, Mr. Bené has gained significant strategic acumen and valuable insight into the foodservice industry and has acquired significant experience and knowledge in the areas of foodservice operations, leadership and management development, corporate strategy development, merchandising, sales, marketing, revenue management, shared services and distribution and supply chain management.

GREG D. BERTRAND



Age 55
Executive Officer since:
July 2016

Biography:

Mr. Bertrand has served as Sysco's Executive Vice President, U.S. Foodservice Operations since July 2018. Previously, he served as Senior Vice President, U.S. Foodservice Operations from July 2016 to July 2017, Senior Vice President, Foodservice Operations (West) from August 2015 to July 2016, Senior Vice President, Merger Integration Deployment from November 2014 to August 2015, and Senior Vice President, Business Process Integration from March 2014 to November 2014. Mr. Bertrand began his Sysco career in 1991 as a Marketing Associate at Sysco Chicago, where he advanced through several sales leadership positions before becoming Vice President-Sales in 1997 and Senior Vice President-Sales in 1998. He was promoted to Executive Vice President in 1999. In 2005, he was named President-Sysco Eastern Wisconsin. He became President-Sysco Chicago in 2008 and took on the added responsibilities of leading Sysco Eastern Wisconsin and Sysco Baraboo in 2009. He was promoted to Market Vice President-Midwest in 2010 and then to Senior Vice President – Foodservice Operations (West) in July 2012.

R. SCOTT CHARLTON



Age 60
Executive Officer since:
January 2015

Biography:

Mr. Charlton has served as Sysco's Executive Vice President, Supply Chain since August 2015, having been promoted from Senior Vice President, Distribution Services, a position he had held since July 2013. Prior to joining Sysco, Mr. Charlton served as Executive Vice President, Operations, at C&S Wholesale Grocers, Inc., a grocery distributor, from 2007 to June 2013. Between 1980 and 2007, Mr. Charlton served in a variety of manufacturing, operations and quality assurance roles at Publix Super Markets, Inc., culminating with his role as Senior Vice President, Manufacturing and Distribution, from 2005 to 2007.

JOEL T. GRADE



Age 49
Executive Officer since:
February 2014

Biography:

Mr. Grade has served as Sysco's Executive Vice President and Chief Financial Officer since September 2015, having been promoted from Senior Vice President – Finance and Chief Accounting Officer, a position he had held since February 2014. Mr. Grade began his career at Sysco as a Staff Auditor in 1996. He was promoted to Assistant Manager-Operations Review in 1999. He transferred to Sysco Austin in 2000 as Controller, was appointed Vice President-Finance and CFO of Sysco Chicago in 2002 and became Vice President-Finance and CFO of Sysco Canada in 2007. He was promoted to Vice President, Foodservice Operations of Sysco Corporate and President of Sysco Canada in 2010 and held that position until May 2012, when he was appointed Senior Vice President, Foodservice Operations (North).

GREGORY S. KELLER



Age 49
Executive Officer since:
February 2019

Biography:

Mr. Keller has served as Senior Vice President, National Sales and President, SYGMA since February 2019. Previously, he served as Vice President, Sysco, National Restaurants and President, SYGMA from November 2018 to February 2019, Vice President, Sysco and President SYGMA from January 2015 to November 2018 and President, SYGMA from July 2013 to December 2015. Mr. Keller began his career at SYGMA since August 2000 and has held a variety of sales, leadership and executive roles with increasing responsibility within Sysco.

EVE M. MCFADDEN



Age 43
Executive Officer since:
February 2019

Biography:

Ms. McFadden has served as Sysco's Vice President, Legal, General Counsel & Corporate Secretary since February 2019. Previously, she served as Vice President, Associate General Counsel & Ethics & Compliance officer from July 2018 to February 2019 and as Vice President & Associate General Counsel, Employment & Litigation from March 2014 to July 2018, following a promotion from Assistant General Counsel –Employment & Litigation from September 2012 to February 2014. Ms. McFadden began her career at Sysco as Corporate Counsel – Employment, a position she held since December 2008. From December 2007 to December 2008 Ms. McFadden worked for ABM Industries Incorporated, a facility management company, as Assistant General Counsel and also worked as an Associate for the law firm Littler Mendelson, P.C. from October 2003 to December 2007. She began her law career as an Associate for Karr Tuttle Campbell in Seattle, Washington. Ms. McFadden graduated with honors from the University of Texas School of Law and holds an undergraduate degree in Political Science from the University of Washington.

PAUL T. MOSKOWITZ



Biography:

Mr. Moskowitz has served as Sysco's Executive Vice President, Human Resources since August 2015, having been promoted from Senior Vice President, Human Resources, a position he had held since January 2011. Prior to joining Sysco, Mr. Moskowitz served as Chief Human Resources Officer of Dean Foods Company, a large dairy processing company, from 2007 to 2011. Between 1996 and 2004, he held various senior roles with Yum! Brands, Inc., a restaurant franchisor and operator. His last position with Yum! Brands was Chief People Officer at Pizza Hut from 2004 to 2007.

Age 55
Executive Officer since:
January 2012

BRIAN R. TODD



Biography:

Mr. Todd has served as Sysco's Senior Vice President, Merchandising and Marketing since February 2019. Previously, he served as Senior Vice President, Merchandising from August 2017 to February 2019, Vice President, Operational Merchandising from August 2016 to July 2017, Vice President, Strategic Sourcing and Supplier Partnerships from October 2012 to July 2016, and Vice President, Merchandising from July 2011 to October 2012. Mr. Todd began his Sysco career in 1996 as a Protein Brand Manager at SERCA Ontario (which was acquired by Sysco), advancing through several merchandising leadership positions at Sysco Toronto and Sysco Canada before being promoted to Vice President, Merchandising and Marketing for Sysco Canada in July 2009.

Age 56
Executive Officer since:
August 2017

ANITA A. ZIELINSKI



Biography:

Ms. Zielinski has served as Sysco's Senior Vice President and Chief Accounting Officer since April 2017, overseeing the Company's accounting functions, with responsibility for financial accounting and reporting, accounting policy, tax compliance and strategy and internal controls. Prior to joining Sysco, Ms. Zielinski had served as partner of Ernst & Young LLP, a public accounting firm ("E&Y"), since 2013 and was a member of E&Y's assurance practice for over 20 years. She has extensive experience working with both large and midcap public registrants on securities law filings, business combinations and complex accounting and financial reporting matters, and is a Certified Public Accountant. In addition, Ms. Zielinski has served on the board of directors of the Women's Foodservice Forum since January 2019.

Age 46
Executive Officer since:
April 2017

Management Development and Succession Planning

On an ongoing basis, the Board plans for succession to the position of CEO and other key management positions, and the Corporate Governance and Nominating Committee is responsible for reviewing and recommending to the Board all key management appointments at or above senior vice president. To assist the Board, the CEO periodically provides the Board with an assessment of senior executives and their potential to succeed to the position of CEO. On an annual basis, the Board and its Corporate Social Responsibility Committee have engaged in discussions with management regarding increasing the diversity of Sysco's executive management team. In addition, the CEO periodically provides the Board with an assessment of potential successors to other key positions. Management development and succession planning remained top priorities of executive management and the Board during fiscal 2019. The Board discussed CEO succession, together with human capital and succession planning more broadly, at its regularly scheduled meeting in May 2019.

STOCK OWNERSHIP

Security Ownership of Officers and Directors

The following table sets forth certain information with respect to the beneficial ownership of Sysco's common stock, as of September 16, 2019, by (i) each current director and director nominee, (ii) each named executive officer (as defined under "Compensation Discussion and Analysis"), and (iii) all current directors and executive officers as a group. Unless otherwise indicated, each stockholder identified in the table has sole voting and investment power with respect to his or her shares. Fractional shares have been rounded to the nearest whole share.

	Shares of Common Stock Owned Directly	Shares of Common Stock Owned Indirectly	Shares of Common Stock Underlying Options[1]	Total Shares of Common Stock Beneficially Owned[1][2]	Percent of Outstanding Shares[3]
Thomas L. Bené	81,021	–	868,530	949,551	*
Greg D. Bertrand	39,879	–	356,073	395,952	*
Daniel J. Brutto	15,284[4]	–	–	15,284	*
John M. Cassaday	52,812[4]	–	–	52,812	*
Robert S. Charlton	64,761	–	269,491	334,252	*
Joshua D. Frank	3,174[4]	–	–	3,174	*
Larry C. Glasscock	63,513[4]	–	–	63,513	*
Joel T. Grade	56,264	259[5]	483,877	540,400	*
Bradley M. Halverson	12,447[4]	–	–	12,447	*
John M. Hinshaw	4,282[4]	–	–	4,282	*
Hans-Joachim Koerber	52,872[4]	–	–	52,872	*
Russell T. Libby	–	–	–	–	*
Stephanie A. Lundquist	–	–	–	–	*
Paul T. Moskowitz	53,668	–	334,005	387,673	*
Nancy S. Newcomb	69,603[4]	–	–	69,603	*
Nelson Peltz	3,174[4]	23,668,429[6]	–	23,671,603	4.62%
Edward D. Shirley	11,991[4]	–	–	11,991	*
Wayne R. Shurts	–	–	–	–	*
Sheila G. Talton	7,761[4]	–	–	7,761	*
All Directors and Executive Officers as a Group (20 Persons)	622,327[7]	23,668,688	2,557,379[8]	26,845,285[7][8]	5.24%

(*)   Less than 1% of outstanding shares.

(1)   Includes shares underlying options that are presently exercisable or will become exercisable within 60 days after September 16, 2019. Shares subject to options that are presently exercisable or will become exercisable within 60 days after September 16, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.

(2)   Includes 65 shares underlying restricted stock units ("RSUs") held by an executive officer other than the NEOs that will vest and settle within 60 days after September 16, 2019. Shares underlying RSUs that will vest and settle within 60 days after September 16, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such RSUs, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons. It is expected that approximately one-third of the shares underlying these RSUs will be withheld to pay taxes related to the RSUs as they vest and settle.

(3)   Applicable percentage of beneficial ownership at September 16, 2019 is based on 512,006,791 shares outstanding.

(4)   Includes shares that were elected to be received in lieu of non-employee director retainer fees during the first half of calendar 2019 under the Sysco Corporation 2018 Omnibus Incentive Plan. For Mr. Brutto, this includes 474 shares; for each of Mr. Cassaday and Dr. Koerber, this includes 365 shares; for Mr. Glasscock, this includes 437 shares; and for Mr. Halverson, this includes 456 shares. Unless the director has chosen to defer the shares under the Sysco Corporation 2009 Board of Directors Stock Deferral Plan, these shares will be issued on December 31, 2019 or within 60 days after a non-employee director ceases to be a director, whichever occurs first. Directors may choose to defer receipt of these shares related to director retainer fees, as well as shares awarded pursuant to restricted stock grants, and these deferred amounts are also included in this line item. To the extent cash dividends are paid on our common stock, non-employee directors also receive the equivalent amount of the cash dividend credited to their account with respect to all deferred restricted stock awards, and all elected shares that are deferred. The number of shares in each non-employee director's deferred stock account, including related dividend equivalents, is as follows: Mr. Brutto (6,269), Mr. Cassaday (none), Mr. Frank (none), Mr. Glasscock (63,034), Mr. Halverson (none), Mr. Hinshaw (4,252), Dr. Koerber (4,005), Ms. Newcomb (none), Mr. Peltz (none), Mr. Shirley (none), and Ms. Talton (7,761). If the director has chosen to defer the receipt of any shares, such shares will be credited to the director's account in the 2009 Board of Directors Stock Deferral Plan and issued on the earliest to occur of the "in-service" distribution date elected by the director (which will be at least one year following the end of the plan year in which the shares would otherwise have been distributed to the director), the death of the director, the date on which the director ceases to be a director of the Company, a change of control of Sysco, or the date on which the director applies and qualifies for a hardship withdrawal. Deferred shares are deemed outstanding for purposes of computing the percentage ownership of the persons holding such shares, but are not deemed outstanding for purposes of computing the percentage ownership of any other persons.

(5)   These shares are held in trust for the benefit of Mr. Grade's son.

(6)   23,665,255 of these shares are owned by Trian Fund Management, L.P. ("Trian"), an institutional investment manager, and certain investment funds and vehicles managed by Trian (the "Trian Funds") and another affiliate of Trian. None of such shares are held directly by Mr. Peltz. Approximately 23.2 million of such shares are currently held by the Trian Funds in the ordinary course of business with other investment securities which they hold in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to certain Trian Funds, subject to applicable federal margin regulations, stock exchange rules and credit policies. An additional 3,174 of these shares are held directly by Mr. Frank, over which Trian may be deemed to have beneficial ownership (as that term is defined in Rule 13d-3 under the Exchange Act) by virtue of a director fee agreement between Trian and Mr. Frank that is further described in the Schedule 13D/A filed on June 9, 2016 by Trian and certain of its affiliates. Trian Fund Management GP, LLC, of which Mr. Peltz is a member, is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian with respect to all of the shares it may be deemed to beneficially own. Accordingly, Mr. Peltz and Trian may be deemed to indirectly beneficially own the shares that Trian and the Trian Funds directly and beneficially own, and the shares that Mr. Frank directly and beneficially owns. Mr. Peltz may also be deemed to indirectly beneficially own the shares that such affiliate of Trian holds because he is in a position to determine the investment and voting decisions made by such affiliate. Except as described above, Mr. Peltz disclaims beneficial ownership of all such shares for all other purposes.

(7)   Includes an aggregate of 29,821 shares directly owned by the current executive officers other than the named executive officers.

(8)   Includes an aggregate of 245,403 shares underlying options that are presently exercisable or will become exercisable within 60 days after September 16, 2019 held by the current executive officers other than the named executive officers.

Security Ownership of Certain Beneficial Owners

The following table sets forth information concerning beneficial ownership of our common stock by persons or groups known to us to be beneficial owners of more than 5% of Sysco's common stock outstanding as of September 16, 2019. The applicable percentage of beneficial ownership is based on 512,006,791 shares outstanding as of September 16, 2019.

	Total Shares of Common Stock Beneficially Owned	Percent of Outstanding Shares
The Vanguard Group and certain affiliates[1]	44,046,379	8.60%
BlackRock, Inc. and certain affiliates[2]	33,625,346	6.57%

(1) This information is based on a Schedule 13G/A filed on February 13, 2019 by The Vanguard Group ("Vanguard"). According to the Schedule 13G/A, Vanguard has sole power to vote, or to direct the vote of, 591,929 shares of common stock, sole power to dispose, or to direct the disposition of 43,315,307 shares of common stock, shared power to vote, or to direct the vote of, 153,415 shares of common stock, and shared power to dispose, or to direct the disposition of, 731,072 shares of common stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) This information is based on a Schedule 13G/A filed on February 7, 2019 by BlackRock, Inc. ("BlackRock"). According to the Schedule 13G/A, BlackRock has the sole power to vote, or to direct the vote of, 29,223,734 shares of common stock, and the sole power to dispose, or to direct the disposition of, all 33,625,346 shares of common stock reported in the table above. The address for BlackRock is BlackRock, Inc., 55 East 52nd Street, New York, NY 10055.

Stock Ownership Guidelines

To align the interests of our management with those of our stockholders, the Board concluded that our senior officers should have a significant financial stake in Sysco stock. To further that goal, for several years we have maintained stock ownership guidelines for our executives.

Pursuant to these guidelines, upon the end of the five-year period from the date the officer is hired, promoted or otherwise becomes subject to the guidelines, the following senior officers should own, based on their respective positions, a minimum number of shares equal in value to the multiple of each such officer's annual base salary as described in the following table.

Position	Minimum Ownership Requirement (Multiple of Base Salary)
CEO	7x
Executive Vice Presidents	4x
Senior Vice Presidents	2x

Our senior officers have five years to achieve these ownership requirements. The five-year period begins on the date the officer is hired, promoted or otherwise becomes subject to the guidelines. If an individual is promoted to a position that requires the ownership of a greater amount of stock than his or her prior position, the five-year period pertaining to the new position will begin upon the effective date of the hiring or promotion; provided, however, that a promoted individual must continue to comply with the above ownership requirements applicable to his or her prior position at all times subsequent to the promotion.

The shares counted towards these ownership requirements include Sysco shares of common stock owned directly by the senior officer, including shares of vested restricted stock held by the officer that may be subject to transfer restrictions or potential clawbacks, shares owned indirectly by the officer through any Sysco employee stock purchase plan, two-thirds of the shares underlying an officer's unvested restricted stock units, two-thirds of the shares of unvested restricted stock held by the officer, and one-quarter of the shares underlying performance share units held by the officer, rounded down to the nearest whole share and assuming satisfaction of all applicable financial performance criteria at the "target" level, and do not include shares held through any other form of indirect beneficial ownership or shares underlying unexercised options. Equity-based incentive awards are anticipated to provide all senior officers with the opportunity to satisfy these requirements within the specified time frames.

These ownership requirements are set at levels that Sysco believes are reasonable given the senior officers' respective salaries and responsibility levels. In addition, Semler Brossy has reviewed our ownership guidelines and confirmed that they are consistent with the corresponding practices of our peer group.

In connection with the ownership requirements described above, each senior officer of the Company must retain 25% of the net shares acquired upon exercise of stock options and 100% of the net shares acquired pursuant to the vesting of RSUs and PSUs until the officer's holdings of Company stock equal or exceed the applicable minimum ownership requirement. For these purposes, "net shares" means the shares remaining after disposition of shares necessary to pay the related tax liability and, if applicable, exercise price.

The Corporate Governance Guidelines also provide that, after five years of service as a non-employee director, each such director is expected to attain and, thereafter, continuously maintain, minimum ownership of Sysco common stock equal in value to five times his or her annual base retainer (i.e., $500,000 for fiscal 2019). The shares counted towards these ownership requirements include (i) shares that such non-employee director elects to receive in lieu of his or her cash retainer(s) for Board service, (ii) vested Share Units held by a non-employee director through the 2009 Board of Directors Stock Deferral Plan (or any successor plan thereto), (iii) shares of restricted stock held by such non-employee director that may be subject to transfer restrictions or potential clawbacks, and (iv) shares owned directly by an entity (such as a corporation or foundation) over which such non-employee director shares voting power and/or investment power, and excludes shares underlying all other outstanding securities exercisable for, or convertible into, common stock of the Company (including options and restricted stock units). In addition, the shares beneficially owned by Trian are credited to Messrs. Frank and Peltz for purposes of these ownership requirements.

Management provides the Board with the status of the officers' and directors' stock ownership at all of the regularly-scheduled meetings to ensure compliance with these holding requirements. As of September 16, 2019, each of the Current NEOs and directors were in compliance with the applicable stock ownership guidelines.

Stock Trading Restrictions

An executive officer may only purchase and sell Sysco common stock and exercise stock options pursuant to a 10b5-1 trading plan adopted during an approved quarterly trading window, subject to limited exceptions, including "net exercises" of stock options that do not involve an open market sale of shares and hardship exemptions. Quarterly trading windows generally open two business days after Sysco issues its quarterly earnings release and typically close around seven weeks after the opening of the window.

The adoption of a 10b5-1 trading plan or other transaction in Sysco stock by an executive officer must be pre-approved by a committee that includes the independent Lead Director, the Chair of the Corporate Governance and Nominating Committee, the Chief Executive Officer and the Company's chief legal officer, following their review of the amount and timing of the proposed transaction and their confirmation that the individual in question does not possess any material inside information about the Company. Trades under a 10b5-1 trading plan may not commence until 30 days after adoption of the plan.

Employee, Officer and Director Hedging

Under Sysco's Policy on Trading in Company Securities, the Company's "Insiders" are prohibited at all times from trading in publicly traded options, puts, calls, straddles, or similar derivative securities of the Company, whether issued directly by the Company or by any exchange ("derivative securities"), and from effecting short sales of Company Securities and/or purchasing financial instruments that are designed to hedge or offset any decrease in the market value of Company Securities. A "short sale" is defined by the Policy as a sale of stock in which the seller attempts to profit from an anticipated drop in market price by selling securities he or she does not own and covering the sales with securities bought after the price decline. Prohibited hedging transactions include, but are not limited

to, prepaid variable forward contracts, equity swaps, collars and exchange funds. An "Insider" under the Policy includes all members of the Board, all officers elected by the Board, any other employee designated by the Chairman, President and CEO, any Executive Vice President or the Chief Legal Officer, any family member of any of the foregoing who lives in his or her home, and any entity whose investment decisions are made by (or shared with) any of the foregoing persons. Certain aspects of this Policy do not apply to Trian, an institutional investment manager where Mr. Peltz serves as the Chief Executive Officer and Mr. Frank serves as a Partner, and the funds and investment vehicles managed by Trian. The Policy does apply, however, to each of Mr. Peltz and Mr. Frank in his individual capacity.

DELINQUENT SECTION 16(a) REPORTS

Pursuant to Section 16(a) of the Exchange Act and the rules issued thereunder, our executive officers and directors and any persons holding more than 10% of our common stock are required to file with the SEC and the NYSE reports of initial ownership of our common stock and changes in ownership of such common stock. To our knowledge, no person beneficially owns more than 10% of our common stock. Copies of the Section 16 reports filed by our directors and executive officers are required to be furnished to us. Based solely on our review of the copies of

the reports furnished to us, or written representations that no reports were required, we believe that, during fiscal 2019, all of our executive officers and directors complied with the Section 16(a) requirements except that, due to an administrative error on the part of the Company, late Form 4s were filed on behalf of Messrs. Bené, Bertrand, Charlton, Goetz, Grade, Libby, Moskowitz and Todd and Ms. Zielinski on August 30, 2018, to report the grant of certain stock options for each.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of June 29, 2019.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	14,989,277	$ 50.36	56,780,879[1]
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**14,989,277**	**$ 50.36**	**56,780,879**[1]

(1) Includes 50,783,126 shares issuable pursuant to our 2018 Omnibus Incentive Plan, of which 16,841,942 shares are eligible to be granted as full value awards, and 5,997,753 shares issuable pursuant to our Employee Stock Purchase Plan as of June 29, 2019. The amount does not reflect the issuance of 240,842 shares in June 2019 pursuant to the completion of the quarterly purchase under our Employee Stock Purchase Plan.

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we provide an overview of our philosophy and objectives of our executive compensation program and describe the material components of our executive compensation program for our fiscal 2019 named executive officers, or "NEOs," whose compensation is set forth in the 2019 Summary Compensation Table and other compensation tables contained in this proxy statement. For fiscal 2019, our NEOs are as follows:

- Thomas L. Bené, our Chairman, President and Chief Executive Officer;
- Joel T. Grade, our Executive Vice President and Chief Financial Officer;
- Greg D. Bertrand, our Executive Vice President, U.S. Foodservice Operations;
- R. Scott Charlton, our Executive Vice President, Supply Chain;
- Paul T. Moskowitz, our Executive Vice President, Human Resources;
- Russell T. Libby, our former Executive Vice President, Administration and Corporate Secretary; and

- Wayne R. Shurts, our former Executive Vice President and Chief Technology Officer.

Messrs. Libby and Shurts transitioned out of their respective roles as officers of the Company effective February 1, 2019. From that that date until June 29, 2019, Messrs. Libby and Shurts continued as non-executive employees of the Company. See "Executive Compensation—Transition Letters for Messrs. Libby and Shurts" below for further discussion.

For purposes of this Compensation Discussion and Analysis and the related disclosures that follow under the heading "Executive Compensation" below, the term "Current NEOs" refers to all NEOs other than Messrs. Libby and Shurts. Except as otherwise noted, the guiding principles, decision-making methodologies, objectives and rationales described in this section applied to the fiscal 2019 compensation for Messrs. Libby and Shurts as officers of the Company until each transitioned out of their respective officer roles on February 1, 2019.

Executive Summary

Sysco is the global leader in selling, marketing and distributing food products, equipment and supplies to the foodservice industry. Accordingly, our long-term success depends on our ability to attract, engage, incentivize and retain highly talented individuals who are committed to Sysco's vision and strategy. A key objective of our executive compensation program is to link executives' pay to their performance and their advancement of Sysco's overall annual and long-term performance and business strategies.

Other objectives include aligning the executives' interests with those of stockholders and encouraging high-performing executives to remain with Sysco over the course of their careers. We believe that Sysco's compensation strategies have been effective in attracting executive talent and promoting performance and retention. We also believe that the amount of compensation paid to each NEO reflects his extensive management experience, high performance and exceptional service to Sysco and our stockholders.

Business Highlights

For more detail please see our Annual Report on Form 10-K for the fiscal year ended June 29, 2019 ("Form 10-K") filed with the Securities and Exchange Commission (the "SEC"). Our discussion below of our results includes certain non-GAAP financial measures that we believe provide important perspective with respect to underlying business trends. Other than free cash flow, any non-GAAP financial measures will be denoted as adjusted measures and are impacted by restructuring and transformational project costs consisting of: (1) expenses associated with our various transformation initiatives; (2) severance and facility closure charges; and (3) restructuring charges. Our results of operations for fiscal 2019 and 2018 are also impacted by the following acquisition-related items: (1) intangible amortization expense and (2) integration costs. Fiscal 2019 results of operations were impacted by a gain on the sale of a business in the fourth quarter of fiscal 2019.

In addition, fiscal 2018 results of operations were impacted by multiemployer pension plan ("MEPP") withdrawal charges and debt extinguishment charges. Sysco's results of operations for fiscal 2019 and 2018 were also impacted by the changes to the United States ("U.S.") tax code resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Act") enacted on December 22, 2017. The impact for fiscal 2019 and 2018 includes a transition tax on certain unrepatriated earnings of foreign subsidiaries, and the impact for fiscal 2019 also includes the recognition of a foreign tax credit applicable to repatriated earnings. Additionally, the impact for fiscal 2018 includes: (1) a net benefit from remeasuring Sysco's accrued income taxes, deferred tax liabilities

and deferred tax assets due to the changes in tax rates; and (2) a benefit from contributions made to fund the U.S. Retirement Plan. All acquisition-related costs in fiscal 2019 and 2018 that have been designated as Certain Items relate to the fiscal 2017 acquisition of Cucina Lux Investments Limited.

The fiscal 2019 and fiscal 2018 items described above and excluded from our non-GAAP measures are collectively referred to as "Certain Items."

More information on the rationale for the use of these measures can be found in the Form 10-K that accompanies this proxy statement on pages 26–29 and reconciliations to GAAP numbers can be found in Annex I - "Non-GAAP Reconciliations."

The overall macroeconomic trends continue to be positive in the U.S., and the underlying economic picture remains relatively positive, including growth in gross domestic product of 2.1% for the second quarter of calendar year 2019 and continued low unemployment, which was 3.7% in July. Consumer confidence has decreased slightly, but remains solid. These factors are important macroeconomic indicators that describe the environment in which our customers are currently operating and speak to the relative health of the food-away-from-home market. Restaurant industry trends reflect same store sales that were relatively flat in June, while customer traffic continues to be negative. The economic outlook in the international geographies in which we operate is mostly positive; however, the U.K. is experiencing low consumer confidence due to the uncertain outcome of Brexit.

Comparison of our results from fiscal 2019 to fiscal 2018:

- Sales increased 2.4%, or $1.4 billion, to $60.1 billion;

- Operating income increased 0.7%, or $16.1 million, to $2.3 billion; adjusted* operating income increased 7.9%, or $199.9 million, to $2.7 billion;

- Net earnings increased 17.0%, or $243.5 million, to $1.7 billion; adjusted* net earnings increased 11.9%, or $197.0 million, to $1.9 billion;

- Basic earnings per share increased 18.2%, or $0.50, to $3.24 from the comparable prior year amount of $2.74 per share; and

- Diluted earnings per share increased 18.5%, or $0.50, to $3.20 from the comparable prior year amount of $2.70 per share; adjusted* diluted earnings per share were $3.55 in fiscal 2019, a 13.1% increase from the comparable prior year amount of $3.14 per share.

Say on Pay – Stockholder Feedback

At last year's Annual Meeting, 96.2% of the shares that were voted with respect to the Company's "Say on Pay" proposal (excluding abstentions) voted "FOR" the proposal. Further, during the past year, we continued to engage in dialogue with some of our largest stockholders to solicit their feedback and gather information on their views and opinions on various operations and governance issues, including executive compensation practices. After considering the results of the fiscal 2018 "Say on Pay" advisory vote, the Compensation and Leadership Development Committee, which we refer to below as the "Committee," determined to continue the emphasis on performance-based compensation for fiscal 2020. The Committee carefully considers feedback from our stockholders regarding our executive compensation program. In addition to the annual "Say on Pay" advisory vote on NEO compensation and the Company's stockholder engagement efforts, stockholders are invited to express their views to the Committee as described above under the heading "Corporate Governance—Communicating with the Board."

Our Practices

Below we highlight certain executive compensation practices applicable to our NEOs that we have implemented to drive performance and support the best standards in corporate governance, as well as practices we have not implemented because we do not believe that they would serve our stockholders' long-term interests.

What We Do

- **Pay for Performance** – We link pay to Sysco and individual performance. We retrospectively review the pay and performance relationship of our executive pay on an annual basis. By aligning annual and long-term incentive ("LTI") opportunities with Sysco's annual operating plan and three-year strategic plans, compensation is tightly aligned with stockholder interests.

- **Value Stockholders' Input** – We regularly communicate with several of our larger stockholders and consider their input when designing and implementing compensation programs.

- **Mitigate Undue Risk** – We mitigate undue risk associated with compensation, including utilizing a mix of pay elements, caps on potential payments, clawback provisions, multiple performance targets and robust Board and management processes to identify risk. We also utilize post-employment covenants designed to protect competitive information of Sysco. We do not believe any of Sysco's compensation programs creates risks that are reasonably likely to have a material adverse impact on Sysco, which we validate through our compensation risk analysis each year.

- **Align Target Compensation with Our Peers** – We generally seek to position the target total direct compensation levels for our Current NEOs at approximately the median of our peer companies for median performance. The variable, performance-linked components of total direct compensation are structured to reward our Current NEOs at higher levels than the median of our peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of our peer companies.

- **Independent Compensation Consulting Firm** – The Committee seeks counsel from an independent compensation consulting firm that does not provide any other services to Sysco.

- **Executive Compensation Clawback Policy** – The Committee has the authority to recoup compensation if (i) there is a restatement of our financial results, other than a restatement due to a change in accounting policy, within 36 months of the payment of the award and (ii) the restatement would result in the payment of a reduced award if the award were recalculated.

- **Reasonable Change in Control Provisions for Equity Awards** – We believe we have reasonable change in control provisions that generally apply to executive officers in the same manner as the applicable broader employee population, including use of double-trigger vesting for stock options, performance share units ("PSUs") and restricted stock units ("RSUs"). We do not provide for separate cash severance payments if a Current NEO is terminated following a change in control.

- **Significant Stock Ownership Guidelines** – We have adopted stringent stock ownership guidelines for our directors and senior officers, including a stock holding requirement. We review and adjust these guidelines when appropriate.

- **Modest Perquisites** – We provide only modest perquisites that have a sound benefit to Sysco's business. We do not allow personal use of private aircraft provided by Sysco or other similar perquisites.

- **Regular Review of Share Utilization** – We evaluate share utilization by reviewing overhang levels (i.e., the dilutive impact of equity compensation on our stockholders) and annual run rates (i.e., the aggregate shares awarded as a percentage of total outstanding shares).

- **Limited Trading Windows** – We require our executive officers to conduct all transactions in Sysco common stock through pre-approved 10b5-1 trading plans established during open trading windows and subject to a 30-day waiting period before trades may commence. Further information about our trading restrictions is available under "Stock Ownership – Stock Trading Restrictions" above.

* See Annex I — "Non-GAAP Reconciliations" for an explanation of these non-GAAP financial measures.

What We Don't Do

- No employment contracts or guaranteed severance for our Current NEOs.
- No stock option reloading.
- No repricing of underwater stock options.
- No tax gross-ups for financial planning or loss on sale of home in connection with a relocation.
- No separate change in control agreements.

- No excise tax gross-ups upon a change in control.
- No hedging – Our executive officers, directors and other specified "insiders" are prohibited from trading in publicly traded options, puts, calls, straddles, or similar derivative securities of the Company and from effecting short sales of Company securities and/or purchasing financial instruments designed to hedge or offset any decrease in the market value of Company securities.

How Pay is Tied to Performance

Sysco's executive compensation program directly links the significant majority of an executive's compensation opportunity to Sysco's financial performance through annual and long-term incentives. The Target Compensation Mix charts below describe each of the principal non-retirement compensation elements for the CEO and the other Current

NEOs for fiscal 2019 as a percent of total target direct compensation, including base salary with respect to fiscal 2019 and award opportunities related to annual and LTI compensation granted in fiscal 2019 and valued at target levels, and excluding (i) any amounts paid with respect to prior years' incentive award grants or (ii) the value of any retirement benefits.



TARGET COMPENSATION MIX - FY 2019
(consisting of base salary, annual incentive award & long-term incentives)

CEO

89.0% Performance Linked
16.5%
30.1%
LTI: 72.4%
42.3%
11.0%

OTHER CURRENT NEOs (AVERAGE)

80.6% Performance Linked
20.5%
25.0%
LTI: 60.1%
35.1%
19.4%

ANNUAL COMPENSATION
- Salary
- MIP Annual Incentive Award

LONG-TERM INCENTIVES
- Stock Options Awarded
- Performance Share Units Awarded

The Committee has not historically used an exact formula for allocating between fixed and variable, cash and non-cash, or short-term and long-term compensation, allowing it to incorporate flexibility into our annual and long-term compensation programs and adjust for the evolving business environment.

The value of Sysco's stock options and PSUs is directly linked to Sysco's stock performance. How we derive the values of the components of

Sysco's long-term incentives is discussed under "— How Executive Pay is Established" below. Including the annual incentive award, payment of which is largely dependent on Sysco's financial performance, these performance-linked components constituted approximately 89% and 81%, respectively, of the total target direct compensation of our CEO and the other Current NEOs (on average) for the period presented.

Recent Highlights of Our Executive Compensation Program

Sysco is committed to providing and maintaining a competitive executive compensation program. In addition, we continue to address ways in which our pay can be appropriately linked to Company performance. Highlights of Sysco's executive compensation program for fiscal 2019, as established by the Committee, are set forth in the table below. The fiscal 2020 executive compensation program design is substantially consistent with the fiscal 2019 program.

Fiscal 2019 Design Highlights

Component:	Key Design Features:	Objectives:
Annual Incentive Award	Aligned performance goal setting and core financial objectives with Sysco's fiscal 2019 annual operating plan and the initial three-year strategic plan. Adjusted operating income, gross profit dollar growth and broadline case growth, critical performance measures, remained the primary metrics in assessing performance.	• Ensure that the goals reflect market conditions, operating expectations and other relevant factors as reflected in Sysco's annual operating plan and three-year strategic plan. • Reinforce accountability for and reward the achievement of annual operating plan goals.
Annual Incentive Award – NEO Individual Objectives	Established individualized strategic bonus objectives ("SBOs") to increase the focus on quantifiable, near-term strategic objectives over which the recipient of the opportunity has some direct responsibility.	• Provide additional focus on critical strategic objectives that support both financial and non-financial goals. Individualized SBOs are tailored to each participant's line-of-sight influence.
Long-Term Incentives	Continued use of PSUs and stock options as part of the NEO's annual LTI grants. PSUs continue to represent 60% of the target LTI opportunity for our NEOs, with stock options representing the remaining 40% of the target LTI opportunity. For the PSUs, 2/3rds of the opportunity is based on earnings per share compound annual growth rate during the three-year performance period, with the remaining 1/3rd based on average annual return on invested capital over such performance period.	• Strengthen alignment with shareholders by linking key performance objectives and the compensation opportunity for each Current NEO, including significant compensation at risk. • Strike an appropriate balance between long-term strategic financial goals and relative shareholder returns. • Maintain market competitiveness and an appropriate balance between long-term and short-term orientation to the business, with a continued focus on pay for performance.

Philosophy of Executive Compensation Program

Our executive compensation plans directly link a substantial portion of annual executive compensation to Sysco's performance. These plans are designed to deliver highly competitive compensation for superior company performance. Likewise, when Company performance falls short of expectations, our variable incentive programs deliver lower levels of compensation. However, the Committee tries to balance pay-for-performance objectives with retention considerations, so that,

even during temporary downturns in the economy and the foodservice industry, the programs continue to ensure that qualified, successful, performance-driven employees stay committed to increasing Sysco's long-term value. Furthermore, to attract and retain highly skilled management, our compensation program must remain competitive with those of comparable employers who compete with us for talent.

Core Principles

We use the following key principles as the cornerstone of Sysco's executive compensation philosophy to attract, develop and retain business leaders to drive financial and strategic growth and build long-term stockholder value:

• **Pay for Performance:** Provide base salaries that reflect each NEO's background, experience and performance, combined with variable incentive compensation that rewards executives at higher levels than at peer companies when superior performance is achieved, while below median performance results in compensation that is below the median pay of peer companies;

• **Competitiveness and Retention:** Provide a competitive pay opportunity that attracts and retains the highest quality professionals;

• **Accountability for Short- and Long-Term Performance:** Strike an appropriate balance between achieving both short-term and long-term interests of the business through short-term and long-term compensation; and

• **Alignment with Stockholders' Interests:** Link the interests of our executive officers with those of our stockholders through significant at-risk, equity-based compensation.

Components and Objectives of Executive Compensation Program

The Committee has built the executive compensation program upon a framework that includes the following components and objectives, each of which is described in greater detail later in this Compensation Discussion and Analysis. The Committee routinely reviews each component of the executive compensation program to measure its effect on target total pay levels and generally positions the target total direct compensation levels for our Current NEOs at the median of our peer companies for median performance. The variable, performance-linked components of total direct compensation are structured to reward our Current NEOs at higher levels than the median of our peer companies when superior performance is achieved, while below median performance results in compensation that is below the median of our peer companies.

	Component:	Description:	Objective of Element:	Pay Positioning:
Annual Compensation	Base Salary	The Committee generally sets base salaries at or below market competitive levels to provide a fixed, competitive base of cash compensation and to provide enhanced weighting to the incentive- based components of the overall pay program. The Committee then may adjust the base salaries based on a number of factors, which may include merit increases, the executive's unique job responsibilities, management experience, individual contributions, number of years in his or her position and market position of current salary, as described under "—What We Paid and Why—Compensation for NEOs" below.	• Create a competitive pay mix with an appropriate balance between fixed and variable and short- and long-term pay components.	• Generally targeted at or below the median of the salary ranges for similar executive positions among companies in our peer group.
	Annual Incentive Award	The annual incentive award is designed to offer opportunities for cash compensation tied directly to performance. We pay the annual incentive award in cash in the first quarter of the fiscal year for performance in the prior fiscal year. Payment of the annual incentive award is based on satisfaction of performance criteria that the Committee believes ultimately create stockholder value. Performance metrics for the annual incentive are, in part, based on position and area of responsibility. For fiscal 2019, the Committee established targets for each of the NEOs (other than Mr. Bertrand) based on performance of the Company on a consolidated basis. Metrics for Mr. Bertrand included a performance component based on overall Company performance, as well as a performance component based on the performance of the U.S. Foodservice Operations segment. In addition, for fiscal 2019, 25% of the annual incentive opportunity for each of the Current NEOs was based on his performance with respect to his SBOs. For a discussion of the threshold requirements for payment of each component of the annual incentive award for each of the NEOs, see "—What We Paid and Why—Compensation for NEOs—Annual Incentive Award—Detailed Information" below.	• Pay annual cash incentives based on Sysco performance on key metrics that support the Company's annual operating plan and three-year strategic plan. • Promote pay for performance in a competitive way.	• Generally targeted at or above the median annual incentive ranges among peer companies.

	Component:	Description:	Objective of Element:	Pay Positioning:
Long-Term Incentives	Performance Share Units ("PSUs")	For fiscal 2019, 60% of the target LTI opportunity was in the form of PSUs, under which each NEO has an opportunity to earn shares of Sysco common stock and dividend equivalents (if applicable) based on Sysco's performance over a three-year period. The compensation opportunity under the PSUs for the performance period that commenced in fiscal 2019 is based on the Company's (i) adjusted earnings per share compound annual growth rate and (ii) average adjusted return on invested capital over such performance period, each as compared to the Company's pre-established performance targets. See "—What We Paid and Why—Compensation for NEOs—Long-Term Incentives—Detailed Information—Stock Options and Performance Share Units" below for a description of the PSU program.	• Strengthen alignment with stockholders. • Enhance performance and compensation alignment by increasing performance-based contingencies for payment.	• Generally targeted at or above the median long-term incentive ranges among peer companies.
	Stock Options	For fiscal 2019, 40% of the target LTI opportunity was in the form of stock options that vest one-third per year beginning one year from the grant date, which awards were valued using a Black-Scholes valuation model.	• Closely align the executives' interests with those of our stockholders, with realized value based on post-grant share price appreciation.	
Retirement, Other Benefit Programs and Perquisites	Non-Qualified Retirement Benefits and Deferred Compensation Plan	The Management Savings Plan (the "MSP") is a non-qualified, deferred compensation plan. The MSP allows participants to defer current cash compensation and employer contributions, plus applicable earnings, for payment on specified dates or upon certain specified events. Certain NEOs also participate in legacy plans, such as the SERP and EDCP.	• Support executive performance and retention through vesting requirements and forfeiture provisions applicable to Company contributions. • Complement the Sysco 401(k) Plan to serve as the primary retirement savings vehicles for executives. • Provide a market competitive retirement savings opportunity for executives.	• Generally targeted at or below the median of the retirement and other benefits for similar executive positions among companies in our peer group.
	Other Benefits and Perquisites	The NEOs are eligible to participate in the same benefit programs that are offered to other salaried employees. Limited perquisites are provided to NEOs, including payment of life and accidental death and dismemberment insurance coverage, long-term care insurance coverage, reimbursement of costs for annual medical exams, payment of long-term disability coverage, payment of fees related to the preparation of foreign tax returns where warranted due to company business, and certain expenses related to spousal travel in connection with business events. See "—What We Paid and Why—Compensation for NEOs—Executive Perquisites & Other Benefits—Detailed Information" below.	• Provide limited market competitive benefits to protect employees' and their covered dependents' health and welfare. • Facilitate strong job performance and enhance productivity.	

How Executive Pay is Established

The Committee, in consultation with management and the Committee's independent compensation consultant, continues to focus on ensuring that our executive compensation programs reinforce our pay for performance philosophy and enhance stockholder value. During fiscal 2019, the Committee utilized Semler Brossy Consulting Group LLC, referred to herein as "Semler Brossy," as its independent compensation consultant.

In developing Sysco's pay for performance policies, the Committee generally evaluates elements of pay as compared to a compensation peer group, as discussed below. However, the Committee has not historically used a precise formula for allocating between fixed and variable, cash and non-cash, or short-term and long-term compensation, allowing it to incorporate flexibility into our annual and long-term compensation programs and adjust for the evolving business environment.

Committee Oversight

The Committee, which consists entirely of independent directors, is responsible for overseeing Sysco's executive compensation program. The Committee determines and approves all compensation of the CEO and Sysco's other senior officers, including the NEOs. Although the Committee meets jointly with the Corporate Governance and Nominating Committee to discuss both the CEO's personal goals and his performance in achieving such goals in each fiscal year, the Committee is solely responsible for approving all compensation awards and payment levels. The Committee develops and oversees programs designed to compensate our corporate officers, including the NEOs, as well as the presidents and executive vice presidents of our operating companies. The Committee is also authorized to approve all grants of PSUs, stock options, restricted stock, RSUs, cash and other awards to NEOs under our stockholder-approved Sysco Corporation 2018 Omnibus Incentive Plan. Further information regarding the Committee's responsibilities is found under "Corporate Governance – Board Meetings and Committees" and in the Committee's Charter, available on the Sysco website at *www.sysco.com* under "Investors — Corporate Governance — Board of Directors & Committee Composition."

The Committee has several resources and analytical tools it considers in making decisions related to executive compensation. The following table discusses the key tools the Committee uses.

Committee Resources

Independent Committee Consultant	Semler Brossy attended seven Committee meetings during fiscal 2019. Semler Brossy advised on compensation matters, including peer group composition, annual and long-term incentive plan designs, special compensation issues related to acquisitions, and market data on CEO and other NEO compensation. More specifically: • Semler Brossy assisted the Committee in identifying potential companies for removal from and addition to the peer group; • Semler Brossy prepared executive compensation studies for the Committee, in May 2018 and May 2019, which included a comparison of base salaries and estimation of total cash compensation and total direct compensation, inclusive of annual incentive and LTI opportunities for each of the NEOs relative to the applicable peer group; • Semler Brossy conducted a pay for performance analysis, comparing the relationship between actual realizable pay for the NEOs and the Company's total shareholder return to that of the applicable peer group; • Semler Brossy compared Sysco's aggregate equity usage to the applicable peer group; • The Committee consulted Semler Brossy for all executive compensation decisions made for fiscal 2019 and fiscal 2020, including base salary determinations and annual and LTI awards; and • Semler Brossy worked with the Committee to develop appropriate compensation and benefits for Messrs. Libby and Shurts in connection with their transitions out of their respective executive officer roles. The Committee has determined Semler Brossy to be independent from the Company and that no conflicts of interest exist related to the firm's services provided to the Committee. Other than with respect to Semler Brossy's respective roles in advising the Committee and the Corporate Governance and Nominating Committee with respect to non-employee director compensation, the firm did not perform any services for Sysco. Semler Brossy is an independent consultant with responsibility for reporting directly and exclusively to the Committee and the Corporate Governance and Nominating Committee. Additionally, Semler Brossy has policies and procedures in place to prevent conflicts of interest. The fees received by Semler Brossy during fiscal 2019 related to Sysco represented less than 2% of the firm's total revenues for the 12-month period. Neither Semler Brossy, nor any adviser of the firm, had a business or personal relationship with any member of the Committee or any executive officer of Sysco since the beginning of fiscal 2019. No Semler Brossy adviser directly owned any Sysco common stock since the beginning of fiscal 2019.
Sysco's Human Resources Department	Sysco's Executive Vice President, Human Resources and the Human Resources Department ("HR") provide additional analysis and guidance as requested by the Committee related to NEO compensation, including the following: • Assisting the CEO in making preliminary recommendations of base salary ranges, annual and LTI program design and target award levels for the NEOs and other employees eligible to receive annual incentive awards. • Providing scenario planning – HR provides the Committee with anticipated payment levels throughout the year based on the Company's projections relative to the performance measures. • Providing comparison data on the internal equity of the compensation awarded within the Sysco organization.
CEO	For other NEOs, the CEO makes individual recommendations to the Committee on base salary and annual and LTI goals and award opportunities. The CEO also provides initial recommendations for annual incentive award performance targets and individual SBOs for the Committee to consider. The Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations. Mr. Bené made recommendations for the fiscal 2019 and fiscal 2020 compensation for the Current NEOs, which the Committee accepted in each case. No member of management, including the CEO, had a role in determining his or her own compensation.

Role of the CEO, Human Resources Department and Independent Compensation Consultant in Determining NEO Compensation

As described in the table above, the CEO provided recommendations to the Committee for each element of compensation for each of the NEOs other than himself. In forming his recommendations, the CEO was advised by HR as described above. HR assesses the design of, and makes recommendations related to, Sysco's compensation and benefit programs. The CEO also consults with other senior officers of the Company for recommendations related to the appropriate financial and non-financial performance measures used in our incentive programs. In developing recommendations for the Committee, the CEO and HR consult benchmarking analyses and other market data from the Committee's independent compensation consultant and other advisors, as described elsewhere in this proxy statement, and follow the philosophy and pursue the objectives described above under "– Philosophy of Executive Compensation Program." The Committee, with input from its independent compensation consultant, determines each element of compensation for the CEO. With input from its independent compensation consultant, HR and the CEO, the Committee determines each element of compensation for the other NEOs. The Committee is under no obligation to follow these recommendations. Executive officers and others may also participate in discussions with the Committee when invited to do so.

For fiscal 2019, Semler Brossy assisted the Committee in conducting an annual assessment of Sysco's executive compensation, as well as in evaluating the pay relative to the performance and contributions of each NEO over the year. After reviewing competitive studies provided by Semler Brossy, the Committee determined that each NEO's then current target compensation provided the executive with an appropriate compensation opportunity. The Committee later determined, based on the Company's fiscal 2019 performance, that each NEO's total fiscal 2019 compensation was generally appropriate in light of overall Company performance and the NEO's personal performance.

Use of Peer Group and Survey Data

Sysco is the largest global distributor of food and food-related products primarily to the food service and food-away-from-home industry, and, accordingly, the Committee concluded that the most comparable companies with respect to executive pay for fiscal 2019 and fiscal 2020 include (i) the two U.S. public company foodservice distribution competitors referenced above and (ii) companies in other industries whose business size and complexity are similar to ours and with which we compete for top executive talent. However, due to the lack of a sufficient number of directly comparable public companies, the peer group developed for the executive compensation analysis for our NEOs is not the same peer group that is used in the stock performance graph included in our annual report to stockholders.

The Committee regularly evaluates the compensation analysis peer group for appropriateness and, in fiscal year 2019, the Committee modified the peer group based on recommendations by Semler Brossy and input from management. Revenue, market capitalization, and earnings before interest and taxes were used as the primary screening criteria, and the peer companies were selected from among those in the logistics and distribution, consumer products and retail sectors.

Our peer group for executive pay and performance benchmarking for decisions made for fiscal 2019 and fiscal 2020 consists of the following companies, which we refer to as our "peer group" or "peer companies" throughout this proxy statement:

Fiscal 2019 and Fiscal 2020 Peer Group

• Aramark	• Dollar Tree, Inc.	• Lowe's Cos. Inc.	• United Parcel Service Inc.
• Archer Daniels Midland Company	• FedEx Corp.	• Performance Food Group	• Walgreen Boots Alliance, Inc.
• Bunge Limited	• Kimberly-Clark Corporation	• Target Corp.	• US Foods Holding Corp.
• Costco Wholesale Corp.	• The Kroger Co.	• Tyson Foods, Inc.	

In order to demonstrate the appropriateness of the peer group selected for benchmarking NEO compensation in connection with the Committee's executive compensation determinations for fiscal 2019, Semler Brossy included in its May 2018 executive compensation study the following comparison of Sysco's estimated revenues and market capitalization to the median of the peer companies:

Semler Brossy May 2018 Report

	Revenue Level (median)	Market Capitalization (median)
Peer Group:	$61.4 billion (trailing four quarters as of May 2018)	$24.4 billion as of May 2018
Sysco:	$57.8 billion (trailing four quarters as of May 2018)	$33.1 billion as of May 2018

For purposes of the Committee's executive compensation decisions for fiscal 2020, Semler Brossy similarly included in its May 2019 executive compensation study the following comparison of Sysco's estimated revenues and market capitalization to the median of the peer companies:

Semler Brossy May 2019 Report

	Revenue Level (median)	Market Capitalization (median)
Peer Group:	$64.3 billion (trailing four quarters as of May 2019)	$25.8 billion as of April 2019
Sysco:	$59.6 billion (trailing four quarters as of May 2019)	$32.0 billion as of April 2019

Peer group compensation data is limited to information that is publicly reported and, to the extent it deems appropriate, the Committee uses the data to benchmark the major components of compensation for our NEOs.

In addition to the peer group, Semler Brossy also collects market data from compensation surveys for executive positions where the scope of responsibilities for the Sysco executives is not comparable to the peer group NEOs and where general industry survey data provides a better match for comparable positions in the market. The following nationally recognized survey sources were utilized in anticipation of establishing 2018 executive compensation:

Compensation Survey	Revenue Scope
Willis Towers Watson Executive Compensation Database	Greater than $20B
Aon Total Compensation Measurement	Greater than $25B

These particular revenue scopes were selected because they were the closest approximations to Sysco's revenue size. Each survey that provided an appropriate position match and sufficient sample size was utilized in the analysis.

Semler Brossy prepared an independent compensation report in May 2018, which it updated in July 2018, that compared Sysco's target total direct compensation (as defined below) for the NEOs to the market pay levels. This study was used to benchmark target pay levels and identify prevailing performance criteria. In addition to benchmarking the composition of the incentive opportunities, the Committee also validated Sysco's actual pay and performance alignment using total shareholder return (computed as of December 31, 2017) for one-year and three-year performance measures.

In May 2019, Semler Brossy prepared an updated report comparing the Company's fiscal 2019 target total direct compensation for the Current NEOs to the pay levels of the peer group, based on the most recently available market data. Based on the findings from this report, the Committee confirmed that the total targeted compensation for (1) each of Messrs. Bené, Grade and Bertrand was below the 50th percentile of the comparable market data, and (2) Mr. Moskowitz approximated the 50th percentile of the comparable market data. Due to the unique role of Mr. Charlton and the limited number of directly comparable positions in the market, Semler Brossy evaluated his pay relative to other Sysco executives rather than market benchmarks.

In addition, the Committee further reviewed in May 2019 the relationship between actual realizable pay (as defined below) for the NEOs and the Company's annualized total shareholder return for the three-year period from fiscal 2016 through fiscal 2018 and found that actual compensation earned continued to be closely aligned with the Company's relative total shareholder return versus the peer group.

For purposes of the executive compensation studies referenced herein, with respect to the NEOs:

- *"Target total cash compensation"* was defined as base salary plus target annual incentive opportunity of 150% for Mr. Bené, 125% for Mr. Bertrand, and 100% for each of Messrs. Grade, Charlton, Libby, Moskowitz and Shurts.

- *"Target total direct compensation"* was defined as target total cash compensation plus the value of stock options and PSUs expected to be granted with respect to the year in question; with stock options valued using a Black-Scholes valuation model and each PSU valued at the average closing price of a share of Sysco stock for the ten trading days immediately preceding the date of grant; and

- *"Actual realizable pay"* was defined as actual salary and annual incentive earned, plus the value of stock options exercised, the value of RSUs and PSUs that vested, the change in intrinsic value of unexercised stock options and unvested RSUs, and PSUs (assuming target performance), as well as the value of all cash earned and vested under the CPU program.

What We Paid and Why – Compensation for NEOs

Base Salary – Detailed Information

We pay base salaries to attract and retain talented executives and to provide a fixed base of cash compensation. The table below shows the annualized salaries of each Current NEO at the beginning of fiscal 2018, 2019 and 2020, with the effective dates as noted below:

Named Executive Officer	FY2018 Base Salary[1]		FY2019 Base Salary[2]		FY2020 Base Salary[3]
Thomas L. Bené	$	1,100,000	$ 1,200,000	$	1,200,000
Joel T. Grade		675,000	690,000		690,000
Greg D. Bertrand		650,000	665,000		678,300
R. Scott Charlton		561,000	575,000		575,000
Paul T. Moskowitz		561,000	575,000		586,500

(1) The Committee approved these base salaries effective as of August 27, 2017, except with respect to Mr. Bené, whose annualized base salary was $900,000 for the period from September 3, 2017 through December 31, 2017. In connection with his appointment as President and CEO, effective January 1, 2018, Mr. Bené's annualized base salary was increased to $1.1 million, as reported in the table above.

(2) The Committee approved these base salaries effective as of September 1, 2018. The base salary increase for Mr. Bertrand reflected the increased areas of responsibility in connection with his promotion to Executive Vice President, U.S. Foodservice Operations.

(3) The Committee approved these base salaries effective as of September 1, 2019.

Base Salary – Analysis

Fiscal 2019 Base Salary

For fiscal 2019 base salary determinations, the Committee reviewed, for each NEO: (i) the executive's job responsibilities, management experience, individual contributions, tenure in his position and then-current salary; and (ii) an independent compensation study from May 2018 prepared by Semler Brossy and updated in July 2018 that compared Sysco's target total direct compensation for the applicable period to the market data. The Committee determined that it was appropriate to grant the salary increases for fiscal 2019 described in the table above. Following a comprehensive review of Mr. Bené's performance in fiscal 2018 by the Corporate Governance and Nominating Committee and the Committee, the compensation levels of the peer group and Mr. Bené's evaluation by the entire Board, the Committee

approved an increase in Mr. Bené's base salary for fiscal 2019 of $100,000, or 9.1%. The Committee, after considering input from the CEO on each of the other NEOs' individual contributions and additional job responsibilities, approved salary adjustments of 2.2% for Mr. Grade, 2.3% for Mr. Bertrand, and 2.5% for each of Messrs. Charlton and Moskowitz. The Committee approved these salary increases for annual market adjustments after considering recommendations and information provided by Semler Brossy and management and following the Committee's determination that the base salary of each NEO following these increases would be positioned below the median of the relevant comparison group, consistent with the Committee's pay positioning philosophy.

Fiscal 2020 Base Salary

For fiscal 2020 base salary determinations, the Committee again reviewed, for each Current NEO: (i) the executive's job responsibilities, management experience, individual contributions, tenure in his position and then-current salary; and (ii) an independent compensation study from May 2019 prepared by Semler Brossy that compared Sysco's target total direct compensation for the applicable period to the peer companies. Based on the foregoing considerations, the pay positioning of each Current NEO as compared to the compensation data of the peer companies and the Company's financial results relative to the annual operating plan for fiscal 2019, the Committee determined that (1) the base salaries for

Messrs. Bené and Grade would not be adjusted for fiscal year 2020 and (2) the base salaries for Messrs. Bertrand and Moskowitz would be increased by 2.0%, as reflected in the table above. Mr. Charlton's base salary was not adjusted in light of his decision to leave the Company effective December 31, 2019. The Committee approved these base salaries for fiscal 2020 after considering recommendations and information provided by Semler Brossy and management and following the Committee's determination that the base salary of each Current NEO would continue to be positioned below the median of the relevant comparison group, consistent with the Committee's pay positioning philosophy.

Annual Incentive Award – Detailed Information

Incentive Plans

Pursuant to each of the Sysco Corporation 2013 Long-Term Incentive Plan and its successor plan, the Sysco Corporation 2018 Omnibus Incentive Plan, which we refer to as the "Incentive Plans," the Committee is authorized to provide key executives, including the NEOs, with equity and cash awards, including the opportunity to earn incentive cash payments through the grant of annual, performance-based incentive awards. The Committee generally grants annual incentive awards in the first quarter of the fiscal year to which the awards relate, and we have historically paid amounts owed under such awards during the first fiscal quarter following the conclusion of the fiscal year corresponding to such awards.

Performance Factors. In connection with granting annual incentive awards, the Committee may determine the performance factors that must be met for the NEO to receive payment with respect to the award, as well as the relative weights of those performance factors. The performance factors established by the Committee may relate to, among other things, the Company's achievement of certain financial, operational or strategic objectives, as well as the individual performance of the NEO.

Performance Factor Adjustments. The 2013 Long-Term Incentive Plan allowed the Committee, in its sole discretion, to make equitable adjustments to the performance factors in recognition of unusual or non-recurring events

affecting the Company or the financial statements of the Company, in response to changes in applicable laws or regulations, including changes in generally accepted accounting principles or practices, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business. Application of any such equitable adjustments to any performance factors with respect to "covered employees" under Section 162(m) of the Internal Revenue Code, which includes each of the NEOs (other than Messrs. Charlton and Moskowitz), was limited to circumstances where the modification of performance factors would not impact the deductibility of the annual incentive compensation under Section 162(m) of the Internal Revenue Code.

Award Limits. Under the 2013 Long-Term Incentive Plan, the maximum dollar amount that may be paid under all cash-based awards granted to any individual for any fiscal year under the Plan is 1% of the Company's earnings before income taxes as publicly disclosed in the "Consolidated Results of Operations" section of the Company's annual report on Form 10-K for the fiscal year ended immediately before the date the applicable award is paid.

Annual Incentive Award for Fiscal 2019

In August 2018, the Committee approved the annual incentive award structure for fiscal 2019 pursuant to the Sysco Corporation Fiscal 2019 Management Incentive Program ("MIP") for MIP Bonus-Eligible Participants (the "2019 MIP"). The annual incentive award is designed to offer opportunities for cash compensation tied directly to Company performance. Under the 2019 MIP, each participating NEO's annual incentive opportunity was targeted at the following percentages of base salary: 150% for Mr. Bené, 125% for Mr. Bertrand, and 100% for each of Messrs. Grade, Charlton, Moskowitz, Libby and Shurts.

The annual incentive award opportunity pursuant to the 2019 MIP for each of the NEOs, other than Mr. Bertrand, was based on the following pre-determined metrics, weighted as indicated below:

- Sysco Adjusted Operating Income (50%): The adjusted operating income performance of the Company, as compared to projected, target operating income for the year under the fiscal 2019 annual operating plan, representing 50% of the total annual incentive award opportunity;

- Sysco Adjusted Gross Profit Dollar Growth/Total Case Growth (25%): The Company's adjusted gross profit dollar growth and U.S. broadline and Canadian broadline ("USCABL") total case growth, in each instance as compared to projected, target year-over-year growth for each metric under the fiscal 2019 annual operating plan, representing 25% of the total annual incentive award opportunity; and

- Strategic Bonus Objectives (25%): Each NEO's individual performance with respect to his strategic bonus objectives, or SBOs, representing 25% of the total annual incentive award opportunity.

The annual incentive award opportunity for Mr. Bertrand, as a foodservice operations leader, was based on the following pre-determined metrics, weighted as indicated below:

- Sysco Adjusted Operating Income (25%): The adjusted operating income performance of the Company, as compared to projected, target operating income for the year under the Company's three-year strategic plan, representing 25% of the total annual incentive award opportunity;

- U.S. Foodservice Adjusted Operating Income (35%): The adjusted operating income of the Company's U.S. Foodservice Operations segment, as compared to projected, target operating income for the segment under the fiscal 2019 annual operating plan, representing 35% of the total annual incentive award opportunity;

- U.S. Foodservice Adjusted Gross Profit Dollar Growth/U.S. Broadline Total Case Growth (15%): The adjusted gross profit dollar growth for the U.S. Foodservice Operations segment and the total case growth for our U.S. Broadline operations ("USBL"), in each instance as compared to projected, target year-over-year growth for each metric under the fiscal 2019 annual operating plan, representing 15% of the total annual incentive award opportunity; and

- Strategic Bonus Objectives (25%): Mr. Bertrand's individual performance with respect to his SBOs, representing 25% of the total annual incentive award opportunity.

Cases are the foodservice industry-defined measure of a unit that is sold to a customer, and "case growth" for purposes of the 2019 MIP represents the percentage increase period-over-period in this volume measure.

Fiscal 2019 Financial Performance Targets. For the NEOs other than Mr. Bertrand, the 2019 MIP provided for minimum annual incentive payments upon achieving (i) adjusted operating income of at least $2.55 billion and/or (ii) adjusted gross profit dollar growth of at least 2.5%. The USCABL total case growth metric functions as a modifier to the annual incentive opportunity with respect to the adjusted gross profit dollar growth component, resulting in higher payment levels when USCABL total case growth is equal to or exceeds 2.5%. The various levels of financial performance required to reach threshold, target and maximum payments are set forth below:

	2019 MIP Financial Performance Targets (NEOs other than Mr. Bertrand) – Fiscal 2019		
	Sysco Adjusted Operating Income	Sysco Adjusted Gross Profit Dollar Growth	USCABL Total Case Growth
Threshold	$ 2.55 billion	≥2.5%	<2.5%
Target	2.76 billion	4.2%	≥2.5% - <3.5%
Maximum	≥2.97 billion	≥6.0%	≥4.0%

For Mr. Bertrand, the 2019 MIP provided for minimum annual incentive payments upon one or more of the following: (i) the Company achieving adjusted operating income of at least $2.55 billion; (ii) the U.S. Foodservice Operations segment achieving adjusted operating income growth of at least $3.03 billion; or (iii) the U.S. Foodservice Operations segment achieving adjusted gross profit dollar growth of at least 3.1%. The USBL total case growth metric functions as a modifier to the annual incentive opportunity with respect to the U.S. Foodservice Operations adjusted gross profit dollar growth component, resulting in higher payment levels when USBL total case growth is equal to or exceeds 3.2%. The various levels of financial performance required for Mr. Bertrand to reach threshold, target and maximum payments are set forth below:

	2019 MIP Financial Performance Targets (Mr. Bertrand) – Fiscal 2019			
	Sysco Adjusted Operating Income	U.S. Foodservice Operations Adjusted Operating Income	U.S. Foodservice Operations Adjusted Gross Profit Dollar Growth	USBL Total Case Growth
Threshold	$ 2.55 billion	$ 3.03 billion	≥ 3.1%	<3.2%
Target	2.76 billion	3.28 billion	5.2%	≥3.2% - <4.5%
Maximum	≥2.97 billion	≥3.52 billion	≥ 7.4%	≥ 5.2%

Fiscal 2019 Financial Results and Performance Factors. For purposes of the 2019 MIP, actual results included (i) adjusted operating income for the Company of $2.72 billion *(exceeding threshold performance level)*; (ii) adjusted gross profit dollar growth for the Company of 3.7% *(exceeding threshold performance level)*, as modified by USCABL total case growth of 2.6% (exceeding the target performance level); (iii) U.S. Foodservice Operations adjusted operating income of $3.19 billion *(exceeding threshold performance level)*; (iv) U.S. Foodservice Operations adjusted gross profit

dollar growth of 4.5% *(exceeding threshold performance level)*, as modified by USBL total case growth of 3.1% *(below the threshold performance level)*. See Annex I — "Non-GAAP Reconciliations" for a reconciliation of these adjusted measures to the most directly comparable GAAP measures. Based on these results, we calculated weighted performance factors for each of the financial performance metrics under the 2019 MIP, as illustrated in the table below:

Calculation of Weighted Financial Performance Factors (75% of target annual incentive opportunity)

Financial Performance Metric (for NEOs other than Mr. Bertrand)	Potential Payment	Weighting[1]	x	2019 Performance	=	Weighted Financial Performance Factor
Sysco Adjusted Operating Income[2]	0% - 200%	50%		86.4%		43.2%
Sysco Adjusted Gross Profit Dollar/USCABL Total Case Growth[3]	0% - 200%	25%		84.5%		21.1%

Financial Performance Metric (for Mr. Bertrand)	Potential Payment	Weighting[1]	x	2019 Performance	=	Weighted Financial Performance Factor
Sysco Adjusted Operating Income[2]	0% - 200%	25%		86.4%		21.6%
U.S. Foodservice Operations Adjusted Operating Income[2]	0% - 200%	35%		74.7%		36.8%
U.S. Foodservice Operations Adjusted Gross Profit Dollar/USBL Total Case Growth[3]	0% - 200%	15%		70.9%		

(1) This column represents, for each financial performance metric, the weighting of that metric for purposes of the total 2019 MIP annual incentive opportunity.

(2) The calculation of adjusted results for this performance metric excluded applicable Certain Items and other items primarily consisting of the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates. For discussion of the Certain Items excluded from the adjusted measures reported in the table above, please see "—Executive Summary—Business Highlights" above and Annex I – "Non-GAAP Reconciliations" below.

(3) The calculation of the adjusted results for the gross profit growth metric excluded the impact of other items primarily consisting of the changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates. Please see Annex I – "Non-GAAP Reconciliations" below.

Calculation of Total Award Earned under 2019 MIP. The total annual incentive award payment for each NEO under the 2019 MIP was calculated as indicated in the table below, with 75% of the target incentive opportunity based on the applicable financial performance metrics and the remaining 25% of the target incentive opportunity based on individual performance with regard to pre-established individual SBOs, which the Committee had the discretion to pay out between 0% - 150% based on its assessment of the NEO's performance, except with regard to the SBOs for each of Messrs. Libby and Shurts, which were deemed to have been achieved

at the "target" level pursuant to his Transition Letter. The Committee believes the use of individual SBOs further promotes the overall executive compensation pay philosophy to link individual pay to performance. For further discussion of the Committee's evaluation with respect to the individual SBOs of each NEO, other than Messrs. Libby and Shurts, as well as the calculation of each such NEO's "Weighted Individual SBO Performance Factor" for purposes of the table below, please see "—Annual Incentive Award—Analysis" below.

Calculation of Total FY2019 MIP Awards – NEOs (other than Mr. Bertrand)

Name	Ending Base Salary	Target Annual Incentive (% of Base Salary)	Sysco Adjusted Operating Income Performance Factor	Amount of Award Funding on Sysco Adjusted Operating Income Performance Factor	Sysco Adjusted Gross Profit Dollar/USCABL Total Case Growth Performance Factor	Amount of Award Funding on Sysco Adjusted Gross Profit Dollar/USCABL Total Case Growth Performance Factor	Weighted Individual SBO Performance Factor	Amount of Award Funding on Weighted Individual SBO Performance Factor	Total 2019 MIP Award Earned for FY19 Performance
Bené[1]	$ 1,200,000	150%	43.2%	$ 777,600	21.1%	$ 379,800	20.7%	$ 372,600	$ 1,530,000
Grade	690,000	100%	43.2%	298,080	21.1%	145,590	25.9%	178,710	622,380
Charlton	575,000	100%	43.2%	248,400	21.1%	121,325	26.6%	152,950	522,675
Moskowitz	575,000	100%	43.2%	248,400	21.1%	121,325	27.0%	155,250	524,975
Libby[2]	625,000	100%	43.2%	270,000	21.1%	131,875	25.0%	156,250	558,125
Shurts[2]	650,000	100%	43.2%	280,800	21.1%	137,150	25.0%	162,500	580,450
	Base	Target	SOI PF	A = Base x Target x SOI PF	SGP/TC PF	B = Base x Target x SGP/TC PF	SBO PF	C = Base x Target x SBO PF	Total = A+B+C

(1) The Compensation and Leadership Development Committee assigned an SBO Performance Factor of 82.6% of target to Mr. Bené in order to achieve an overall payout factor of 85%. See "– Annual Incentive Award—Analysis" below for further discussion of the Committee's determination.

(2) The SBOs for each of Messrs. Libby and Shurts were deemed to have been achieved at the "target" level pursuant to his Transition Letter. See "Executive Compensation—Transition Letters for Messrs. Libby and Shurts" below for further discussion.

Calculation of Total FY2019 MIP Award – Mr. Bertrand

Name	Ending Base Salary	Target Annual Incentive (% of Base Salary)	Sysco Adjusted Operating Income Performance Factor	Amount of Award Funding on Sysco Adjusted Operating Income Performance Factor	US Foodservice Adjusted Operating Income/ Adjusted Gross Profit Dollar/ USBL Total Case Growth Performance Factor	Amount of Award Funding on US Foodservice Adjusted Operating Income/ Adjusted Gross Profit Dollar/ USBL Total Case Growth Performance Factor	Weighted Individual SBO Performance Factor	Amount of Award Funding on Weighted Individual SBO Performance Factor	Total 2019 MIP Award Earned for FY19 Performance
Bertrand	$ 665,000	125%	21.6%	$ 179,550	36.8%	$ 305,900	25.9%	$ 215,294	$ 700,744
	Base	Target	SOI PF	A = Base x Target x SOI PF	USFS PF	B = Base x Target x USFS PF	SBO PF	C = Base x Target x SBO PF	Total = A+B+C

Executive Compensation Clawback Policy. The fiscal 2019 awards are also subject to clawback provisions that provide that, subject to applicable law, all or a portion of the award paid pursuant to the 2019 MIP may be recovered by Sysco if there is a restatement of our financial results, other than a restatement due to a change in accounting policy, within 36 months of the payment of the award and the restatement would result in the payment of a reduced award if the award was recalculated using the restated financial results. The Committee has the sole discretion to determine the form and timing of the repayment. See "—Executive Compensation Governance and Other Information—Executive Compensation Clawback Policy and Protective Covenants" below.

Annual Incentive Award Potential for Fiscal 2020

In August 2019, the Committee approved the fiscal 2020 annual incentive award opportunities for the Current NEOs under the Sysco Corporation Fiscal 2020 Management Incentive Program for Corporate MIP Bonus-eligible Positions (the "2020 MIP"), which was adopted by the Committee pursuant to the 2018 Sysco Corporation Omnibus Incentive Plan. The design of the 2020 MIP is consistent with that of the 2019 MIP, containing financial metrics substantively similar to those set forth in the 2019 MIP.

Annual Incentive Award – Analysis

Fiscal 2019

The Committee established annual incentive award targets for fiscal 2019 based on the corresponding planned performance for each of those financial measures under Sysco's fiscal 2019 annual operating plan, aligning the annual incentive compensation for the NEO's to the achievement of the financial performance contemplated by the Company's operating plan, as well as by Sysco's current three-year plan established in fiscal 2018. The financial targets under the three-year plan include improving adjusted operating income, and the key strategic levers of this three-year plan included delivering accelerated case growth through a focus on local customers and growing gross profit dollars. Semler Brossy confirmed to the Committee that this approach continued to reflect sound design practices. In light of the foregoing, Sysco's executive management team

prepared, and the Committee approved, the various financial performance targets for the fiscal 2019 annual incentive opportunities described above. It was both management's and the Committee's intent to create an annual incentive award that was generally targeted at or above the median annual incentive ranges among companies in the peer group upon achieving target performance goals, in combination with base salaries targeted below market medians.

The Committee believes that the threshold and target levels of performance represented challenging, but reasonably obtainable, Sysco performance, while levels in excess of the target level represented superior and extremely challenging performance.

The Committee also set the target annual incentive award levels for each of the NEOs to ensure that total cash compensation does not significantly exceed the median, unless outstanding performance levels are achieved. The Committee established target annual incentive levels for each of the NEOs for fiscal 2019 that generally provided a target total cash compensation opportunity between the 25th and 50th percentile of the peer group. At the Committee's request, Semler Brossy validated that the threshold, target and maximum performance expectations and associated payment levels for fiscal 2019, which were targeted at the median annual incentive ranges among companies in the peer group upon achieving specified performance goals under the fiscal 2019 executive compensation program, would result in payments that are positioned appropriately compared to peers.

Based upon Semler Brossy's May 2019 compensation study, target total cash compensation for fiscal 2019 for each of the Current NEOs compared to the market data as follows: (1) each of Messrs. Bené, and Grade was positioned below the 50th percentile of comparable positions; (2) Mr. Moskowitz was positioned at approximately the 50th percentile of the market; and (3) Mr. Bertrand was positioned above the 50th percentile of the market. Due to the unique role of Mr. Charlton and the limited number of directly comparable positions in the market, Semler Brossy evaluated his pay relative to other Sysco executives rather than market benchmarks.

The Committee generally believes that individual goals are extremely important in evaluating the CEO's and other NEOs' respective performance and that they should, therefore, also have an impact on each of their annual incentive opportunities. SBOs provide additional focus on critical strategic objectives that support both financial and non-financial goals. Under the 2019 MIP, the Committee continued the use of individual SBOs in order to align the NEOs' objectives with the key components of Sysco's overall strategy. These individualized SBOs were closely tailored to each NEO's line-of-sight influence. The Committee believes that consideration of individual SBOs further promotes the overall executive compensation pay philosophy by strengthening the link between executive pay and individual performance. Each individual's SBOs for fiscal 2019 were pre-established by the Committee based on the critical components of Sysco's overall strategy as set out by management and the Board. For each SBO, the Committee reviewed and rated each NEO using the following rating and associated payment ranges: significantly below target (0%); below target (50% - 85%); on target (90% - 110%); above target (115% - 125%) and significantly above target (130% - 150%).

In July 2019, the Committee reviewed the Company's results with respect to each of the financial metrics under the 2019 MIP, together with an evaluation of the performance of each Current NEO with respect to his individual SBOs, and determined the applicable SBO Performance Factor for each of the NEOs, other than Messrs. Bené, Libby and Shurts, as described in the following table. For Mr. Bené, the Committee determined, based on the Company's fiscal 2019 financial performance relative to the 2019 annual operating plan and the three-year strategic plan, that an overall annual incentive payout factor of 85.0% was appropriate, and exercised its discretion, consistent with the Committee's pay-for-performance philosophy, to assign an SBO Performance Factor of 82.6% to achieve this overall payout factor, without regard to Mr. Bené's performance with respect to his individual SBOs. For Messrs. Libby and Shurts, their respective SBOs were deemed to have been achieved at the "target" level pursuant to their respective Transition Letters. See "Executive Compensation—Transition Letters for Messrs. Libby and Shurts" below for further discussion.

Name	SBOs	Committee's Review and Determination
Bené	1) Achieve planned earnings per share. 2) Accelerate the business transformation at Sysco. 3) Continue to develop executive leadership team.	Assigned an SBO Performance Factor of 82.6% of target in order to achieve an overall annual incentive payout factor of 85%, as discussed above.
Grade	1) Achieve planned earnings per share. 2) Achieve planned adjusted return on invested capital. 3) Achieve planned cost management objectives.	Assigned an SBO Performance Factor of 103.5% of target based on the evaluation of Mr. Grade's performance.
Bertrand	1) Achieve planned earnings per share. 2) Develop and deploy revised sales model. 3) Achieve planned cost per piece.	Assigned an SBO Performance Factor of 103.5% of target based on the evaluation of Mr. Bertrand's performance.
Charlton	1) Achieve planned earnings per share. 2) Develop and deploy supply chain strategic initiatives. 3) Develop supply chain center of expertise and global support.	Assigned an SBO Performance Factor of 106.5% of target based on the evaluation of Mr. Charlton's performance.
Moskowitz	1) Achieve planned earnings per share. 2) Develop and deploy Customer First model and human capital plan. 3) Develop and deploy global operations model.	Assigned an SBO Performance Factor of 108% of target based on the evaluation of Mr. Moskowitz's performance.
Libby	1) Achieve planned earnings per share. 2) Achieve planned level of business development through acquisitions. 3) Achieve planned development and execution with respect to corporate social responsibility strategy.	Assigned an SBO Performance Factor of 100% of target pursuant to Mr. Libby's Transition Letter.
Shurts	1) Achieve planned earnings per share. 2) Develop technology platforms in connection with transformational technology strategic initiatives. 3) Implement cybersecurity and other designated technology solutions.	Assigned an SBO Performance Factor of 100% of target pursuant to Mr. Shurts' Transition Letter.

Fiscal 2020

In the first quarter of fiscal 2020, the Committee established the financial performance targets for fiscal 2020 under the 2020 MIP. The Committee continues to believe that the threshold and target levels of performance represent challenging, but reasonably obtainable, Sysco performance levels, while levels in excess of the target level represent superior and extremely challenging performance. Semler Brossy reviewed the 2020 MIP relative to Sysco's business strategy and market practices and indicated that the MIP continues to reflect sound design practices.

Long-term Incentives – Detailed Information

Fiscal 2019

The Committee granted annual long-term incentives to certain key employees, including the NEOs, in August 2018 for fiscal 2019 (the "Fiscal 2019 LTI Grant"). These long-term incentives were designed to provide our NEOs competitive, longer-term incentive opportunities that are consistent with our peer group and reflect our overall compensation philosophy of aligning pay with performance and the interests of stockholders. The Fiscal 2019 LTI Grant consisted of stock options and PSUs issued under the Performance Share Unit Agreement For Performance Period FY2019 – FY2021 (the "PSU Agreement"). The Committee set the targeted aggregate dollar value of the Fiscal 2019 LTI Grant at 6.25x base salary for Mr. Bené, 3.5x base salary for Mr. Grade, 3.25x base salary for Mr. Shurts, 3x base salary for each of Messrs. Libby and Bertrand, and 2.75x base salary for each of Messrs. Charlton and Moskowitz. The Committee allocated the total target value of these long-term incentives for each NEO among the awards as follows: approximately 40% of the target value in stock options and approximately 60% of the target value in PSUs. The options were valued at $10.69 per option using the Black-Scholes pricing model (as of July 13, 2018), and each PSU was valued, using the target number of shares, at $73.37 per share (i.e., the ten-trading-day average closing price of Sysco common stock immediately preceding the grant date).

The Committee approved the Fiscal 2019 LTI Grant to each of the NEOs in August 2018 under our stockholder-approved 2013 Long-Term Incentive Plan. The 2013 Long-Term Incentive Plan requires stock options to be priced at the closing price of our common stock on the business day prior to the grant date, and the stock options are subject to ratable vesting over a three-year period. The maximum term of the stock options under the Fiscal 2019 LTI Grant is ten years. The PSU component of the Fiscal 2019 LTI Grant provides for cliff vesting at the conclusion of the three-year performance period if threshold performance levels are achieved. The Committee grants all stock options and PSUs pursuant to approved equity grant guidelines, which provide that equity grants should generally be made during open "trading" windows and at a time when the Company has publicly disseminated all material information likely to affect the trading price of Sysco's common stock. These guidelines are more fully described under "Executive Compensation — Outstanding Equity Awards at Fiscal Year-End."

The Committee established performance criteria for the PSUs based on (i) the compound annual growth rate in the Company's earnings per share, adjusted for Certain Items ("Adjusted EPS CAGR") as compared to projected, target Adjusted EPS CAGR for the performance period, representing two-thirds (2/3rds) of the total incentive opportunity; and (ii) the Company's three-year average adjusted return on invested capital ("Adjusted ROIC"), as compared to projected, target Adjusted ROIC for

the performance period, representing one-third (1/3rd) of the total incentive opportunity. The various levels of financial performance required to reach threshold, target and maximum payments with respect to these criteria are set forth below:

Adjusted EPS CAGR:

- Threshold – if the Company's Adjusted EPS CAGR for the performance period is approximately 66.7% of target Adjusted EPS CAGR, the Adjusted EPS CAGR payout is 25% of target for this component;
- Target – if the Company's Adjusted EPS CAGR for the performance period is equal to target Adjusted EPS CAGR, the Adjusted EPS CAGR payout is at target (100%) for this component; and
- Maximum – if the Company's Adjusted EPS CAGR for a fiscal year is greater than or equal to approximately 141.7% of target Adjusted EPS CAGR, the Adjusted EPS CAGR payout is 200% of target for this component.

Adjusted ROIC:

- Threshold – if the Company's Adjusted ROIC for the performance period is approximately 82.4% of target Adjusted ROIC, the Adjusted ROIC payout is 25% of target for this component;
- Target – if the Company's Adjusted ROIC for the performance period is equal to target Adjusted ROIC, the Adjusted ROIC payout is at target (100%) for this component; and
- Maximum – if the Company's Adjusted ROIC for a fiscal year is greater than or equal to approximately 111.8% of target Adjusted ROIC, the Adjusted ROIC payout is 200% of target for this component.

While performance targets for the PSUs are established at commencement for the entire performance period, the Committee retains the authority to adjust the calculation for certain extraordinary items.

Each PSU granted to participants under the PSU Agreement represents the right to receive one share of common stock, at target levels, but the ultimate number of shares of common stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period and could range from 0% to 200% of the target number of PSUs offered to the participant, based on the Company's Adjusted EPS CAGR and Adjusted ROIC performance relative to the pre-established targets. Dividend equivalents accrue during the performance period and are paid either in shares or in cash, in the discretion of the Committee, based on the number of PSUs earned following certification of the Company's performance.

Benefits upon Termination of Employment or Change in Control – PSUs

Disability. If the executive's employment terminates during a performance period due to disability, the executive will nonetheless receive the specified shares of common stock on the applicable payment date, as if he or she remained employed on that date, which number of shares of common stock will be determined using Sysco's performance for the entire three-year performance period.

Retirement. If the executive's employment terminates during a performance period because the executive experiences a retirement in good standing, and provided that the executive's retirement in good standing occurs on or after a complete fiscal year of the Company following the commencement of the performance period, the executive will be entitled to retain a prorated number of PSUs based on the number of whole calendar months of employment during the applicable performance period through the retirement date. Payment of shares of common stock with respect to such retained PSUs will be made, to the extent earned, on the applicable payment date as if the executive had remained employed through the end of the performance period.

Death. If the executive's employment terminates during a performance period due to the executive's death, the executive's estate will be paid a cash amount equal to the value of the PSUs, assuming Company financial performance at the target level under the applicable performance criteria and based on the closing price of Sysco common stock on the date of the executive's death.

Change in Control. If a change in control occurs during a performance period and the executive's employment is terminated involuntarily, other than for "cause," during the period commencing 12 months prior to the change in control and ending 24 months after the change in control, the executive's PSUs will be considered vested and the executive will receive the target number of shares of common stock payable with respect to the executive's PSUs for that performance period, as if the target performance levels had been achieved. Absent an involuntary termination without "cause" within the period specified in the foregoing sentence, the occurrence of a change in control will not affect the vesting of his or her PSUs.

Other Terminations. If the executive's employment terminates before the end of the performance period for any reason other than those specified above, we will cancel the executive's PSUs, and the executive will not receive any payments with respect to such cancelled awards.

Payment under Fiscal 2017 PSU Awards

In August 2016, the Committee approved the initial awards of PSUs to eligible NEOs pursuant to a PSU agreement, adopted in August 2016 under the Sysco Corporation 2013 Long-Term Incentive Plan. Each of these PSUs granted to participants represented the right to receive one share of common stock, at target levels, but the ultimate number of shares of common stock earned with respect to a participant's PSUs was determined at the end of the three-year performance period (*i.e.*, fiscal 2017 – fiscal 2019) and could have ranged from 0% to 200% of the target number of PSUs awarded to the participant, based on the pre-established financial targets.

The financial performance targets for the fiscal 2017 PSU awards were the Company's adjusted EPS CAGR during the performance period, representing 2/3rds of the LTI opportunity, and the Company's average adjusted ROIC for the performance period, representing 1/3rd of the LTI opportunity. Dividend equivalents accrued during the performance period were paid in shares, in the discretion of the Committee, based on the number of PSUs earned following certification of the Company's performance.

Adjustments for Extraordinary and Non-Recurring Items. The EPS CAGR and adjusted average ROIC targets for the performance period were established by the Committee at the time the PSU awards were granted, and calculations were adjusted for certain extraordinary or non-recurring items. The Company's EPS CAGR and ROIC performance for fiscal 2017 were each adjusted to exclude the impact of Certain Items. The Company's EPS CAGR and ROIC performance for fiscal 2019 and 2018 were each adjusted to exclude the impact of Certain Items and the impact of the lower federal income tax rate for the second half of fiscal 2018 resulting from U.S. tax reform. See Annex I — "Non-GAAP Reconciliations" below for a reconciliation of adjusted EPS CAGR and adjusted ROIC to the most directly comparable GAAP measures.

Calculation of PSU Payout. For the performance period, the Company's adjusted EPS CAGR performance of 14.6% was measured against the target adjusted EPS CAGR of 13.5%, yielding a payout of 107.3% of target for this component, and the Company's adjusted average ROIC performance of 13.6% was measured against the target adjusted average ROIC performance of 13.0%, yielding a payout of 119.7% of target for this component. The sum of these two payouts, with EPS CAGR weighted 2/3rds and ROIC weighted 1/3rd, yielded an aggregate PSU payout of 111.2% of the number of PSUs held by the participants, including the PSUs originally granted to the participants and the dividend equivalents paid in shares. The number of shares of common stock received by the NEOs upon the vesting of these PSUs is indicated in the table below:

	Number of PSUs Held	EPS CAGR Performance (Weighted 2/3rds)	ROIC Performance (Weighted 1/3rd)	Aggregate PSU Payout Factor	Total PSU Payout Earned (Shares)
Bené	36,908.943	107.3%	119.7%	111.2%	41,042.745
Grade	26,913.331	107.3%	119.7%	111.2%	29,927.624
Bertrand	17,300.967	107.3%	119.7%	111.2%	19,238.675
Charlton	16,916.644	107.3%	119.7%	111.2%	18,811.308
Moskowitz	16,916.644	107.3%	119.7%	111.2%	18,811.308
Libby	22,145.796	107.3%	119.7%	111.2%	24,626.125
Shurts	24,990.642	107.3%	119.7%	111.2%	27,789.594

Fiscal 2020

In July 2019, the Committee authorized the granting of long-term incentives in August 2019 for fiscal 2020 (the "Fiscal 2020 LTI Grant"). These long-term incentives were designed to provide our Current NEOs with competitive, longer-term incentive opportunities that are consistent with our revised peer group and again reflect our overall compensation philosophy of aligning pay with performance and the interests of stockholders. As in the prior year, the Fiscal 2020 LTI Grant consisted of stock options and PSUs with financial metrics substantively similar to those established in connection with the Fiscal 2019 LTI Grant.

Long-term Incentives – Analysis

The Committee determined that providing a mix of stock options and PSUs for the Fiscal 2019 LTI Grant was an appropriate continuation of the Company's incentive programs and competitive market practices. PSUs, which are contingent on the successful completion of both performance-based and time-based requirements before any payout occurs, further strengthen the link between individual pay opportunities and Company performance and further enhance the Company's efforts to retain key executives. The performance targets selected by the Committee for the PSUs also incentivize participants to align their efforts with the Company's initial three-year strategic plan. The Committee continued to target long-term incentive opportunities near the median of targeted grant value of long-term incentives awarded by companies in our 2019 peer group.

The Committee believes that the long-term equity mix, including stock options and PSUs, helps to ensure that long-term strategic initiatives are not compromised by having executives focus solely on short-term results through the annual incentive award. Such awards also help focus executives on strategies that increase long-term stockholder value. The Committee determined that continuing the same mix of stock options and PSUs, including the structure and relative weighting of the underlying performance metrics, for the Fiscal 2019 LTI Grant was appropriate. Existing executive equity ownership levels are not generally a factor in the Committee's granting of stock options and PSUs.

Retirement/Career Benefits

Retirement Plans – Current Programs – Management Savings Plan

Since January 1, 2013, Sysco has offered a non-qualified, defined contribution savings plan, the Management Savings Plan (the "MSP"), to certain senior leaders, including the NEOs. The MSP allows individual deferrals and employer contributions in excess of IRS 401(k) contribution and compensation limits. Currently, individual contributions to the 401(k) plan are limited by law to $19,000 per year, plus an additional $6,000 in "catch-up" contributions if the participant is at least 50 years of age. The MSP allows eligible participants to defer up to 50% of their base salary and up to 90% of their eligible bonus.

In addition, in conjunction with the freeze of accruals in the Supplemental Executive Retirement Plan (the "SERP") in 2013, certain participants (who would otherwise have incurred a sizable loss of future benefits under the SERP) are eligible for transition contributions. The participants in the MSP direct the investment for both their individual contributions and the Company contributions. The MSP is described in further detail below under "Executive Compensation — Fiscal 2019 Nonqualified Deferred Compensation – About the MSP."

MSP Analysis

The Committee believes that the MSP incentivizes and assists in the retention of key employees by providing them with a supplemental retirement savings vehicle. The MSP is an important, and cost effective, recruitment and retention tool for Sysco, as the companies with which we compete for executive talent typically provide a similar plan to their senior employees.

Retirement Plans – Transition from Legacy Programs

Since 2013, Sysco has moved from a defined benefit towards a defined contribution strategy for future retirement benefit accruals. A defined contribution-based program further aligns Sysco with our peer group, increases flexibility, simplifies the benefit structure, retains key talent and both reduces and stabilizes costs. Since that time, wealth accumulation opportunities for NEOs at Sysco have been further focused on variable annual and long-term incentive plans.

The retirement program changes, however, were expected to result in significant reductions in anticipated benefits for existing participants in the pension plan, the SERP and the Executive Deferred Compensation Plan, or "EDCP." With respect to these reductions in the expected value of benefits under the SERP and the EDCP, the cessation of future benefit accruals affected each individual in a different manner. To address concerns over retention, the Committee developed a transition program intended to help ensure that no affected participant experiences an aggregate reduction of more than 15% - 20% (depending on an individual's prior years of service) in his or her expected retirement benefits under the Company's non-qualified plans as a result of the retirement strategy changes. While Messrs. Bené, Grade and Shurts were not eligible for the SERP or the EDCP, Mr. Bertrand (35%), Mr. Moskowitz (24%) and Mr. Libby (49%) each had a projected reduction in their respective non-qualified benefits in excess of the targeted range.

To mitigate the loss in projected non-qualified retirement benefits, affected individuals were eligible for transitional compensation opportunities, including supplemental contributions to the MSP, for a period of up to ten plan years commencing January 1, 2013, or until an eligible employee ceases employment with Sysco, whichever is earlier. Of the NEOs, Messrs. Bertrand and Libby were eligible during fiscal 2019 for a supplemental MSP contribution, which was made in the third quarter of fiscal 2019.

Legacy Program – Supplemental Executive Retirement Plan

We historically provided annual retirement benefits to all corporate employees and most of our non-union operating company employees under the tax-qualified Sysco Corporation Retirement Plan, a defined benefit program that we refer to as the "pension plan." Since January 1, 2013, most employees no longer accrue additional retirement benefits under the pension plan. However, when the pension plan was the primary retirement vehicle, the Company also maintained a Supplemental Executive Retirement Plan, or SERP, in order to retain and drive continued performance from certain employees. The Committee utilized the SERP to increase the retirement benefits available to officers whose benefits under the pension plan were limited by law. Of the Current NEOs, Messrs. Bertrand and Moskowitz participate in the SERP.

The SERP was frozen and all future accruals under the SERP ceased, effective June 29, 2013 for Mr. Bertrand and effective December 31, 2012 for Mr. Moskowitz (pursuant to the reduced benefit schedule). Those SERP participants who retire and are not eligible for immediate commencement of their SERP benefit are deemed 100% vested, with benefits payable upon reaching age 65. The earliest an executive can retire and receive any benefits under the SERP is age 55 with a minimum of 15 years of MIP service or age 60 with at least 10 years of MIP service and 20 years of Sysco service. Payments before the age of 65 are adjusted by an early retirement reduction factor. A participating NEO will receive a SERP benefit based on the greater of the accrued benefit determined as of June 29, 2013, the date of the SERP accrual freeze, under the current provisions of the SERP, or the accrued benefit determined as of June 28, 2008 under the prior provisions of the SERP, but with eligibility for immediate benefit payments and related early retirement reduction factors determined as of the relevant separation from service date. The terms of the SERP are more specifically described under "Executive Compensation — Pension Benefits — Supplemental Executive Retirement Plan." The amounts accrued by each participating NEO under the pension plan and the SERP as of July 1, 2019 are set forth under "Executive Compensation — Pension Benefits."

SERP Analysis

The Committee previously amended the SERP to freeze benefits, stop future accruals and to provide for immediate vesting of accrued benefits in order to achieve the following goals:

- Bring the value of retirement benefits more in line with the practices of our peer group; and
- Increase the proportion of long-term and performance-based compensation in the compensation mix, relative to fixed and retirement compensation such as the SERP and MSP.

Legacy Program – Executive Deferred Compensation Plan

Prior to December 31, 2012, Sysco offered an Executive Deferred Compensation Plan, or EDCP, to provide MIP participants, including Messrs. Bertrand, Charlton, Libby and Moskowitz, the opportunity to save for retirement and accumulate wealth in a tax-efficient manner beyond savings opportunities under Sysco's 401(k) retirement savings plan. Participants were able to defer up to 100% of their base salary and up to 40% of their MIP bonus, or any bonus paid in lieu of or as a replacement for the MIP bonus, to the EDCP. Sysco did not match any base salary deferrals into the EDCP in fiscal 2019, as deferrals are no longer permitted. An executive is always 100% vested in his or her past deferrals and Sysco matches, but any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his or her deferrals, is subject to forfeiture for specified cause or competing against Sysco in certain instances. Participants who have deferred compensation under the EDCP may choose from a variety of investment options. The EDCP is described in further detail under "Executive Compensation — Fiscal 2019 Nonqualified Deferred Compensation – About the EDCP."

EDCP Analysis

For many years, the EDCP served as a recruitment and retention tool for Sysco. In connection with the broader transition in retirement philosophy, beginning in fiscal 2013, a new deferred compensation plan, the MSP, has been utilized to fulfill this objective.

Executive Perquisites & Other Benefits – Detailed Information

We provide benefits for executives that we believe are reasonable, particularly since the cost of these benefits constitutes a very small percentage of each NEO's total compensation. Certain of these benefits are described below.

Sysco's NEOs are generally eligible to participate in Sysco's regular employee benefit programs, which include a 401(k) plan, an employee stock purchase plan, group life insurance and other group welfare benefit plans, and until the changes were made to retirement benefits in fiscal 2013, the defined benefit pension plan. We also provide MIP participants, including the NEOs, with additional life insurance and accidental death and dismemberment insurance benefits, long-term disability coverage, including disability income coverage, and long-term care insurance, as well as reimbursement for an annual comprehensive wellness examination by a physician of their choice. We believe many of these benefits are required to remain competitive with our competitors for executive talent. Although the executive officers are eligible to participate in Sysco's group medical and dental coverage, we adjust employees' contributions towards the monthly cost of the medical plan according to salary level; therefore, executives pay a higher employee contribution to participate in these welfare plans than do non-executives.

Furthermore, Sysco owns fractional interests in private aircraft that are made available to members of the Board of Directors, executives and other members of management for business use, but these aircraft are not allowed to be used for personal matters.

All employees, including our NEOs, as well as members of our Board, are also entitled to receive discounts on all products carried by Sysco and its subsidiaries.

Executive Compensation Governance and Other Information

Severance and Employment Agreements

None of Sysco's Current NEOs is party to any severance or employment agreements providing for guaranteed severance or other compensation upon termination. Consistent with our approach of rewarding performance, employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. In some cases, the Committee or the Board may agree to provide separation payments to departing executives upon their termination to obtain an additional non-compete, non-solicitation and non-disclosure agreement and a release of claims.

Relocation Expenses

To address the Committee's desire for Sysco to comply with best corporate governance and compensation practices, in October 2010, the Committee adopted an executive relocation expense reimbursement policy that applies to all of the NEOs. The reimbursement policy provides that Sysco will not reimburse any of such executives for any loss on the sale of the executive's house sold in connection with the executive's relocation. The reimbursement policy also provides that only certain pre-approved relocation expenses will be eligible for increased payments to cover all applicable taxes on the reimbursed amounts, such as state and federal income taxes, FICA, and Medicare taxes. In addition, the reimbursement policy provides that relocation agreements with any named executive officer include a recoupment provision that requires the executive to reimburse Sysco for all or a part of the reimbursement if his employment is terminated for any reason other than death, disability or change of control of Sysco, or termination without cause or for good reason, within a specified amount of time after receiving the reimbursement.

Benefits Following Change in Control

We currently have no separate severance or similar agreements that would cause an immediate or "single trigger" cash payment obligation solely as a result of a change in control of Sysco. We have included change of control provisions in several of Sysco's benefit plans and agreements, including a prorated pay out of an MIP annual incentive payment through the date of change of control, and 100% vesting of options, PSUs (assuming target achievement) and RSUs upon a change in control. See "Executive Compensation—Quantification of Termination/Change in Control Payments" for a detailed explanation of potential benefits under the various provisions.

For equity-based awards issued from and after November 2013, the Board has established "double-trigger" accelerated vesting under certain change of control scenarios. Under this "double trigger," the vesting of these equity-based awards is only accelerated upon a change in control if, during the period commencing 12 months prior to the change in control and ending 24 months after such change in control, the participant's employment is terminated without "cause" (as defined in the applicable award agreement) or the participant terminates his or her employment for "good reason" (as defined in the applicable award agreement).

The Committee continues to believe that these provisions will preserve executive morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of Sysco. The Committee has balanced the impact of these acceleration provisions with corresponding provisions in the MSP, the SERP and/or the EDCP that provide for a reduction in benefits to the extent they are not deductible under Section 280G of the Internal Revenue Code.

Executive Compensation Clawback and Protective Covenants

In the event of a restatement of our financial results, other than a restatement due to a change in accounting policy, it is the Committee's policy that it will review all incentive payments made to MIP participants, including the NEOs, within the 36-month period prior to the restatement on the basis of having met or exceeded specific performance targets. If such incentive payments would have been lower had they been calculated based on the restated results, the Committee will, to the extent permitted by applicable law, seek to recoup any such excess payments for the benefit of Sysco. The MIP annual incentive awards and PSU grants made by the Committee contain a contractual provision binding the grantee to this recovery right, and the Committee anticipates that future grants will contain similar provisions. The Committee has the sole discretion, subject to applicable law, to determine the form and timing of the clawback, which may include repayment from the MIP participant or an adjustment to the payment of a future incentive. In addition, the executives' benefits under the SERP, EDCP and MSP may be subject to forfeiture or adjustment as a result of any such restatement of financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

In addition, pursuant to the award agreements governing certain equity-based awards, in order to be eligible to receive an equity-based award, each participant is required to have entered into an agreement (the "Protective Covenants Agreement") protecting the Company's interests and confidential information by restricting certain recipient behavior during, and following termination of, employment. The Protective Covenants Agreement includes, among other things, restrictions on unfair post-employment competitive activities, improper solicitation of Company employees and customers, and the misuse of confidential information.

In the event that a participant violates any of the restrictive covenants in the Protective Covenants Agreement, the participant forfeits the benefits and proceeds of the related equity awards. The forfeiture of benefits and proceeds has been required with regard to all awards of PSUs and RSUs since November 2013 and awards of stock options since August 2016.

In addition to the Protective Covenants Agreements, the terms of the MSP, SERP and EDCP also provide for the forfeiture of certain payments in the event of prohibited conduct following termination of employment with the Company.

Tax Impact on Compensation

Income Deduction Limitations

Section 162(m) of the Internal Revenue Code generally sets a limit of $1 million on the amount of compensation that Sysco may deduct for federal income tax purposes in any given year with respect to the compensation of each of the NEOs. Historically, compensation that qualified as "performance-based compensation" under Section 162(m) of the Code could be excluded from this $1 million limit. This exception was repealed with the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), effective for taxable years beginning after 2017, unless certain transition relief is available. The Committee's general intent prior to implementation of the Tax Act was to structure our executive compensation programs so that payments could qualify as "performance-based compensation." However, the Committee may have decided from time to time to grant compensation that would not (or could not) be able to qualify as "performance-based compensation" if appropriate to achieve the objectives of the compensation program.

With the repeal of the "performance-based compensation" provisions of Section 162(m) of the Code, compensation granted by the Committee may, more frequently, be non-deductible. The Committee believes that the tax deduction limitation should not be permitted to compromise its ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Accordingly,

achieving the desired flexibility in the design and delivery of compensation may result in compensation that, in certain cases, is not deductible for federal income tax purposes, and it is possible that awards intended to qualify as "performance-based compensation" under the transition relief may not so qualify. Moreover, even if the Committee had intended to grant compensation that qualified as "qualified performance-based compensation" for purposes of Section 162(m) of the Code, the Company cannot guarantee that such compensation ultimately will be deductible.

Based on the factors discussed under "What We Paid and Why — Compensation For NEOs" above, in fiscal 2019 Sysco paid, and in fiscal 2020 the Committee expects Sysco to pay, certain NEOs a base salary and annual incentive award that, when aggregated with anticipated vesting of RSUs and PSUs, exceeds $1 million in value. The Committee believes that this compensation is necessary in order to maintain the competitiveness of the total compensation package and, as a result, has determined that it is appropriate, even though certain amounts of fiscal 2019 compensation will not be deductible, and the excess of anticipated salary and annual incentive payouts, plus the value of RSUs and PSUs vesting in fiscal 2020 over $1 million, respectively, will not be deductible for federal income tax purposes.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code deals specifically with non-qualified deferred compensation plans. Although the Company makes no guarantees with respect to exemption from, or compliance with, Section 409A of the Internal Revenue Code, we have designed all of our

executive benefit plans with the intention that they are exempt from, or otherwise comply with, the requirements of Section 409A of the Internal Revenue Code.

REPORT OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

The Compensation and Leadership Development Committee of the Board of Directors of Sysco Corporation has reviewed and discussed the foregoing Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation and Leadership Development Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K and this Proxy Statement.

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

John M. Cassaday, Chairman
Daniel J. Brutto
Joshua D. Frank
Larry C. Glasscock
Bradley M. Halverson
John M. Hinshaw

EXECUTIVE COMPENSATION

The following discussion, as well as the Compensation Discussion and Analysis contained herein, contains references to target performance levels for our incentive compensation. These targets and goals are discussed in the limited context of Sysco's compensation programs and should not be interpreted as management's expectations or estimates of results or other guidance. We specifically caution stockholders not to apply these statements to other contexts.

Summary Compensation Table

The following table sets forth information with respect to each of the NEOs – our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers of Sysco and its subsidiaries serving in such capacity at the end of fiscal 2019 and two additional, former executive officers who would have been included among the three most highly compensated officers (other than the CEO and CFO) if serving as executive officers at the end of fiscal 2019. In determining the most highly compensated executive officers, we excluded the amounts shown under "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Thomas L. Bené	2019	$ 1,180,769	$ —	$ 4,604,807	$ 3,277,828	$ 1,530,000	$ 2,877	$ 136,338	$ 10,732,619
President and Chief	2018	1,000,000	—	3,658,623	1,649,258	2,362,088	4,238	100,370	8,774,577
Executive Officer	2017	800,000	—	1,802,252	1,208,000	1,895,332	4,473	114,341	5,824,398
Joel T. Grade	2019	687,115	—	1,482,755	1,055,452	622,380	21,164	71,573	3,940,439
Executive Vice President	2018	675,000	—	1,413,979	911,432	1,665,450	1,311	102,347	4,769,519
and Chief Financial Officer	2017	625,000	—	1,314,169	880,831	1,087,500	761	270,797	4,179,058
Greg D. Bertrand(7)	2019	663,558	—	1,224,855	871,900	700,744	521,145	101,516	4,083,718
Executive Vice President, U.S. Foodservice Operations	2018	650,000	—	875,299	564,221	1,177,100	22,051	101,143	3,389,814
Robert S. Charlton(8) Executive Vice President, Supply Chain	2019	572,308	—	970,859	691,071	522,675	309	43,535	2,800,757
Paul T. Moskowitz(9) Executive Vice President, Human Resources	2019	572,308	—	970,859	691,071	524,975	31,761	61,591	2,852,565
Russell T. Libby(10)	2019	622,500	—	1,151,202	819,457	558,125	26,959	561,041	3,739,284
Former Executive Vice	2018	612,000	—	1,098,874	708,309	1,414,548	3,047	181,964	4,018,742
President, Administration and Corporate Secretary	2017	600,000	—	1,081,372	724,800	1,293,534	2,072	206,528	3,908,306
Wayne R. Shurts(11)	2019	647,596		1,297,007	923,246	580,450	5,936	468,775	3,923,010
Former Executive Vice	2018	637,500	—	1,240,036	799,312	1,561,800	1,610	69,155	4,309,413
President and Chief Technology Officer	2017	625,000	—	1,220,285	817,913	1,474,055	1,279	79,500	4,218,032

(1) *The salary amounts reflect the actual base salary payments earned by the NEOs in the applicable fiscal year.*

(2) *These amounts relate to grants of performance share units ("PSUs") made in fiscal 2017, 2018 and 2019, as applicable. With respect to fiscal 2019, we valued PSUs granted on August 23, 2018 at $75.08 per PSU, being the closing price of our common stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the three-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the three-year performance period ending on July 3, 2021. With respect to fiscal 2018, we valued PSUs granted on August 25, 2017 at $51.22 per PSU, being the closing price of our common stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the three-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the three-year performance period ending on June 27, 2020. With respect to fiscal 2017, we valued PSUs granted on August 25, 2016 at $52.42 per share, being the closing price of our common stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the three-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the three-year performance period ending on June 29, 2019. See footnote (2) to "Grants of Plan-Based Awards" below regarding assumptions underlying our valuation of these amounts. The 2018 amount for Mr. Bené also includes the value of RSUs he received on February 22, 2018, in connection with his promotion to President and Chief Executive Officer. These additional RSUs for Mr. Bené were valued at $58.55 per share, being the closing price of our common stock on the last business day before the grant date.*

(3) *The amounts in this column reflects the grant date fair value of the awards. See Note 19 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the fiscal year ended June 29, 2019, Note 17 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the fiscal year ended June 30, 2018, and Note 18 of the consolidated financial statements in Sysco's Annual Report on Form 10-K for the fiscal year ended July 1, 2017, regarding assumptions underlying our valuation of these equity awards. We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an executive may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, there is no assurance that the value realized, if any, will be at or near the value estimated by the Black-Scholes model.*

(4) *These amounts include the annual incentive awards paid in August 2019 with respect to fiscal 2019, the annual incentive awards paid in August 2018 with respect to fiscal 2018 and August 2017 with respect to fiscal 2017. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs–Annual Incentive Award—Detailed Information" above for further discussion of the annual incentive awards for fiscal 2019. The amounts shown also include the following payments made in, as applicable, August of 2018 and 2017 for the three-year performance periods ended in fiscal 2018 and 2017, respectively, with respect to the cash performance unit grants previously made under our 2008 Cash Performance Unit Plan and our Fiscal Year 2016 Cash Performance Unit Program:*

- *Mr. Bené ($1,228,500) and ($915,332);*
- *Mr. Grade ($1,102,500) and ($478,125);*
- *Mr. Bertrand ($648,000);*
- *Mr. Libby ($907,200) and ($709,734); and*
- *Mr. Shurts ($1,023,750) and ($859,680).*

(5) The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column reflect above-market interest on amounts in the Executive Deferred Compensation Plan, or "EDCP," and the Management Savings Plan or "MSP," and the actuarial change in the present value of the NEOs' benefits under all pension plans established and maintained by Sysco, determined using interest rate and mortality rate assumptions consistent with those used in Sysco's financial statements. The pension plan amounts, some of which may not be currently vested, include:

- *changes in pension plan value; and*
- *changes in the value of benefits under the Supplemental Executive Retirement Plan, including a reduced benefit schedule that covered Mr. Moskowitz from the time of his hire until December 2012 (the "SERP").*

Active service-based accruals under the pension plan and the SERP ceased when each of those programs was frozen. Therefore, any subsequent changes in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP would likely be attributable, primarily, to variations in the discount rate or modifications to the actuarial assumptions. To the extent that any such aggregate change in the actuarial present value of an NEO's accumulated benefit under the pension plan and/or the SERP was a decrease, this decrease is not reflected in the amounts shown in the "All Other Compensation" column above or the "Total" column in the table below.

The following table shows, for each NEO, the change in the actuarial present value for each of the pension plan and the SERP, as well as the above-market interest on amounts in the EDCP and MSP for fiscal 2019:

Name	Change in Pension Plan Value		Change in SERP Value		Above-Market Interest on Deferred Compensation		Total
Bené	$	N/A	$	N/A	$	2,877	$ 2,877
Grade		21,164		N/A		—	21,164
Bertrand		75,632		435,586		9,927	521,145
Charlton		N/A		N/A		309	309
Moskowitz		11,051		20,115		595	31,761
Libby		26,959		(127,355)		—	26,959
Shurts		5,532		N/A		404	5,936

(6) Fiscal 2019 amounts reported in the "All Other Compensation" column include the following:

a. For Messrs. Libby and Shurts, post-separation payments of $364,583 and $379,167, respectively, and the aggregate of the COBRA reimbursements of premiums and fees to be received of $18,238 and $18,066, respectively. Please see "—Transition Letters for Messrs. Libby and Shurts" and "Quantification of Termination/Change in Control Payments" below for discussion of the terms and conditions set forth in each such NEO's Transition Letter, which provide for, among other things, the post-separation payments and COBRA reimbursements reported in the table above.

b. The full amount ($778) paid for life insurance coverage for each individual (the excess coverage over the amounts paid for other employees is not determinable since the deductibles and coverages may be different); and

c. The following amounts of 401(k) plan and Management Savings Plan ("MSP") Company contributions with respect to the 2019 fiscal year, which Company contributions to the MSP included a SERP transition contribution for each of Messrs. Bertrand and Libby in addition to the Company match and non-elective contributions:

Name	401(k) Plan Employer Contribution		MSP Employer Contribution	
Bené	$	16,500	$	119,060
Grade		16,500		54,295
Bertrand		16,500		84,238
Charlton		16,500		26,257
Moskowitz		16,500		44,313
Libby		16,500		160,942
Shurts		16,500		54,264

d. The aggregate value of the perquisites and personal benefits received by each of the NEOs in fiscal 2019, which included some or all of the following amounts, was less than $10,000 and was excluded from the table above:

- *the amounts paid for accidental death and dismemberment insurance coverage;*
- *the amounts paid for long-term care insurance;*
- *the amounts reimbursed for an annual medical exam;*
- *the amounts paid for long-term disability coverage under the Company's welfare benefit plan;*
- *the amount paid for spousal travel in connection with business events; and*
- *the amount of fees paid by Sysco related to the preparation of foreign tax returns required to be filed by the NEO due to attendance at meetings or other travel related to Sysco business in foreign jurisdictions.*

No NEO received any single perquisite or personal benefit with respect to fiscal 2019 with a value greater than $25,000, and no NEO received any other item of compensation with respect to fiscal 2019 required to be disclosed in this column with a value of $10,000 or more.

(7) Mr. Bertrand was not an NEO for fiscal 2017; as a result, only his fiscal 2019 and 2018 compensation information is included.

(8) Mr. Charlton was not an NEO for fiscal 2017 and 2018; as a result, only his fiscal 2019 compensation information is included.

(9) Mr. Moskowitz was not an NEO for fiscal 2017 and 2018; as a result, only his fiscal 2019 compensation information is included.

(10) Mr. Libby ceased to be an Executive Officer on February 1, 2019 and remained employed with the Company until June 29, 2019.

(11) Mr. Shurts ceased to be an Executive Officer on February 1, 2019 and remained employed with the Company until June 29, 2019.

Grants of Plan-Based Awards

The following table provides information on annual incentive award opportunities, PSUs and stock options under our 2013 Long-Term Incentive Plan granted to the NEOs during fiscal 2019.

Name	Grant Date	Number of Shares, Units or Other Rights	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)[4]	Closing Market Price On the Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Bené	8/23/18	61,332				15,333	61,332	122,664					$4,604,807
	8/23/18									280,636	$ 75.08	$ 75.21	3,277,828
	8/23/18		$ 900,000	$ 1,800,000	$ 3,375,000								
Grade	8/23/18	19,749				4,937	19,749	39,498					1,482,755
	8/23/18									90,364	75.08	75.21	1,055,452
	8/23/18		345,000	690,000	1,293,750								
Bertrand	8/23/18	16,314				4,078	16,314	32,628					1,224,855
	8/23/18									74,649	75.08	75.21	871,900
	8/23/18		415,625	831,250	1,558,594								
Charlton	8/23/18	12,931				3,232	12,931	25,862					970,859
	8/23/18									59,167	75.08	75.21	691,071
	8/23/18		287,500	575,000	1,078,125								
Moskowitz	8/23/18	12,931				3,232	12,931	25,862					970,859
	8/23/18									59,167	75.08	75.21	691,071
	8/23/18		287,500	575,000	1,078,125								
Libby	8/23/18	15,333				3,833	15,333	30,666					1,151,202
	8/23/18									70,159	75.08	75.21	819,457
	8/23/18		312,500	625,000	1,171,875								
Shurts	8/23/18	17,275				4,318	17,275	34,550					1,297,007
	8/23/18									79,045	75.08	75.21	923,246
	8/23/18		325,000	650,000	1,218,750								

(1) These amounts relate to annual incentive awards made in August 2018 pursuant to the 2019 MIP. In approving the annual incentive awards for fiscal 2019, the Committee targeted each NEO's annual incentive opportunity at the following percentages of the applicable base salary: 150% for Mr. Bené, 125% for Mr. Bertrand and 100% for each of Messrs. Grade, Charlton, Moskowitz, Libby and Shurts.

(2) These amounts relate to PSUs with a three-year performance period that we granted in August 2018 under the Performance Share Unit Agreement For Performance Period FY2019 – FY2021 adopted pursuant to the Sysco 2013 Long-Term Incentive Plan. These amounts represent the number of shares of our common stock that would be paid out to each NEO, assuming threshold, target and maximum levels of Company financial performance during the performance period under the applicable performance criteria. See "Compensation Discussion and Analysis—What We Paid and Why—Compensation for NEOs–Long Term Incentives—Detailed Information" above for further discussion of the terms of the PSUs, including the treatment of the PSUs following termination of the participant's employment under various scenarios.

(3) These options, which were granted pursuant to the 2013 Long-Term Incentive Plan on August 23, 2018, have a term of 10 years, the maximum term under the plan, and vest in equal, annual installments over a period of three years beginning on the first anniversary of the grant date. If an executive experiences a qualifying retirement in good standing or leaves our employment because of disability, his options will remain in effect, vest and be exercisable in accordance with their terms as if he had remained employed. If an executive dies during the term of his option, all unvested options will vest immediately and may be exercised by his estate at any time until the earlier to occur of three years after his death, or the option's termination date. In addition, an executive will forfeit all of his unexercised options if the Committee finds by a majority vote that, either before or after termination of his employment, he:

- committed fraud, embezzlement, theft, a felony, or proven dishonesty in the course of his employment and by any such act, damaged us or our subsidiaries;
- disclosed our trade secrets; or
- participated, engaged or had a financial or other interest in any commercial venture in the United States competitive with our business in violation of our Global Code of Conduct or that would have violated our Global Code of Conduct had he been an employee when he engaged in the prohibited activity.

(4) The exercise price for these options was set at the "Fair Market Value" on the date of the grant, which is defined as the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of stock is then traded, or, if there were no trades on that date, the closing sale price during regular trading hours of the stock on the first trading day prior to that date. Pursuant to our 2013 Long-Term Incentive Plan, under which these options were granted, the exercise price of all options may not be less than the Fair Market Value.

(5) We determined the estimated grant date present value for the options issued on August 23, 2018 of $11.68 per option, using a Black-Scholes pricing model. With respect to the August 2018 grants, we assumed a volatility of 16.9%, a 2.76% risk-free rate of return, a dividend yield at the date of grant of 2.47% and a 6.95-year expected option life when applying the model. We did not assume any option exercises or risk of forfeiture during the expected option life in determining the valuation of the option awards. Had we done so, such assumptions could have reduced the reported grant date value. The actual value, if any, an executive may realize upon exercise of options will depend on the excess of the stock price over the exercise price on the date the option is exercised. Consequently, the value realized, if any, may not be at or near the value estimated by the Black-Scholes model. We determined the estimated grant date present value of the PSUs granted on August 23, 2018 to be $75.08 per PSU, being the closing price of our common stock on the last business day before the grant date, and assuming the target number of shares would be earned at the end of the three-year performance period. Grants of PSUs are reflected at target since actual shares to be received, if any, will be determined after the three-year performance period ending on July 3, 2021.

Transition Letters for Messrs. Libby and Shurts

On February 1, 2019, which we refer to as the "Transition Date," as part of the structural changes being implemented by the Company to become more business unit-focused and to further streamline the support of its operations, Mr. Russell T. Libby, Sysco's former Executive Vice President, Administration and Corporate Secretary, and Mr. Wayne R. Shurts, Sysco's former Executive Vice President and Chief Technology Officer, transitioned out of their respective roles as officers of the Company. From the Transition Date through June 29, 2019, which we refer to as the "Separation Date," Messrs. Libby and Shurts remained employed as non-executive employees of the Company in an advisory capacity.

Transition Letter – Mr. Libby. On January 29, 2019, in connection with Mr. Libby's transition, the Compensation and Leadership Development Committee (the "Committee") approved, and the Company issued, a transition letter to Mr. Libby, which provides for, among other things, the following terms and conditions:

- Transition Period: During the period from the Transition Date through the Separation Date, subject to the terms and conditions of his transition letter, Mr. Libby was eligible to receive:
  - A base salary at the annual rate in effect on the Transition Date;
  - Payment of the annual incentive pursuant to the 2019 MIP, with the amount based on the Company's actual financial performance, with performance under the strategic bonus objectives deemed to be at 100% of target;
  - Continued vesting of Mr. Libby's outstanding stock options and PSUs, in each case in accordance with the terms and conditions of the applicable award agreements; and
  - Continued participation in all Sysco retirement, health and welfare plans, including all employer matching contributions.
- Post-Separation: Mr. Libby's employment with the Company terminated effective on the Separation Date, after which he was entitled to receive earned but unpaid salary, payment for any accrued but unused vacation days, reimbursement for unreimbursed business expenses and vested amounts payable pursuant to the Company's retirement, deferred compensation and benefit plans, in accordance with the terms thereof. The treatment of Mr. Libby's outstanding stock options and PSUs following his departure from the Company will be determined by the terms and conditions set forth in the applicable award agreements. In addition, subject to the terms and conditions of his transition letter, Mr. Libby will be eligible to receive:
  - A payment in the amount of $364,583 (equal to seven months of Mr. Libby's 2019 annual base salary); and
  - Reimbursement for the amounts of any premiums or other fees paid by him pursuant to COBRA to maintain his health benefits under the Company's group health plans for a period of one year following the Separation Date.

Transition Letter – Mr. Shurts. On January 29, 2019, in connection with Mr. Shurts' transition, the Committee approved, and the Company issued, a transition letter to Mr. Shurts, which provides for, among other things, the following terms and conditions:

- Transition Period: During the period from the Transition Date through the Separation Date, subject to the terms and conditions of his transition letter, Mr. Shurts was eligible to receive:
  - A base salary at the annual rate in effect on the Transition Date;
  - Payment of the annual incentive pursuant to the 2019 MIP, with the amount based on the Company's actual financial performance, with performance under the strategic bonus objectives deemed to be at 100% of target;
  - Continued vesting of Mr. Shurts' outstanding stock options and PSUs, in each case in accordance with the terms and conditions of the applicable award agreements; and
  - Continued participation in all Sysco retirement, health and welfare plans, including all employer matching contributions.
- Post-Separation: Mr. Shurts' employment with the Company terminated effective on the Separation Date, after which he was entitled to receive earned but unpaid salary, payment for any accrued but unused vacation days, reimbursement for unreimbursed business expenses and vested amounts payable pursuant to the Company's retirement, deferred compensation and benefit plans, in accordance with the terms thereof. The treatment of Mr. Shurts' outstanding stock options and PSUs following his departure from the Company will be determined by the terms and conditions set forth in the applicable award agreements. In addition, subject to the terms and conditions of his transition letter, Mr. Shurts will be eligible to receive:
  - A payment in the amount of $379,167 (equal to seven months of Mr. Shurts' 2019 annual base salary); and
  - Reimbursement for the amounts of any premiums or other fees paid by him pursuant to COBRA to maintain his health benefits under the Company's group health plans for a period of one year following the Separation Date.

Outstanding Equity Awards at Year-End

Option grants to the NEOs prior to fiscal 2017 have generally vested and become exercisable in five equal annual installments, beginning one year after the grant date, and the option grants to NEOs since fiscal 2017 vest and become exercisable in three equal, annual installments, beginning one year after the grant date, in each case to create a long-term incentive for the executives. The RSUs that have been granted generally vest one-third per year over three years, and the PSUs issued beginning in fiscal 2017 under the 2018 Omnibus Incentive Plan and its predecessor, the 2013 Long-Term Incentive Plan, which we refer to as the "Incentive Plans," are subject to cliff vesting following a three-year performance period. The Incentive Plans allow the Committee the discretion to grant stock options, restricted stock, RSUs, PSUs, as well as other stock-based awards.

According to the terms of our Incentive Plans, the exercise price of options may not be less than the Fair Market Value on the date of the grant, which is defined in our Incentive Plans as the closing sale price during regular trading hours of the stock on the immediately preceding date on the principal securities market in which shares of our common stock are then traded, or, if there were no trades on that date, the closing sale price during regular trading hours of the stock on the first trading day prior to that date. Our Incentive Plans specifically prohibit repricing of outstanding grants without stockholder approval. The Committee grants all of our stock options and PSUs pursuant to our equity grant guidelines.

Pursuant to our equity grant guidelines, the Committee generally makes equity grants during open "trading" windows under our Policy on Trading in Company Securities. The guidelines provide that the Committee should generally make equity grants at a time when we have publicly disseminated all material information likely to affect the trading price of Sysco's common stock. Under the guidelines, the Committee will generally not make grants during a period preceding an anticipated event that is likely to cause a substantial increase or a substantial decrease in the trading price of Sysco's common stock, such as an earnings release. If we have grants scheduled to occur when Sysco is in possession of material non-public information, then:

- management must inform the Committee or the Board of Directors, as the case may be, of all material information in its possession regarding Sysco; and
- if, in the Committee's or Board's judgment, such information is reasonably likely to affect the trading price of Sysco's common stock, then due consideration should be given to the number and exercise price of options and the number of any equity grants that may be granted in light of such material non-public information.

The following table provides information on the stock option, RSU and PSU grants held by each named executive officer as of June 29, 2019.

		Option Awards				Stock Awards	
Name	Date Granted	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Bené	August 2018	—	—	—	—	62,387[2]	$ 4,412,009
	August 2018	—	280,636[3]	$ 75.08	08/22/2028	—	—
	February 2018	—	—	—	—	12,524[4]	885,697
	August 2017	—	—	—	—	52,000[5]	3,677,440
	August 2017	77,868	155,738[6]	51.22	08/24/2027	—	—
	August 2016	133,333	66,667[7]	52.42	08/24/2026	—	—
	February 2016	24,509	16,340[8]	44.38	2/18/2026	—	—
	November 2015	101,386	67,591[9]	40.59	11/17/2025	—	—
	November 2014	120,848	30,212[10]	38.89	11/18/2024	—	—
	November 2013	172,505	—	33.40	11/14/2023	—	—
Grade	August 2018	—	—	—	—	20,088[2]	1,420,623
	August 2018	—	90,364[3]	75.08	08/22/2028	—	—
	August 2017	—	—	—	—	28,737[5]	2,032,281
	August 2017	43,032	86,066[6]	51.22	08/24/2027	—	—
	August 2016	97,222	48,611[7]	52.42	08/24/2026	—	—
	November 2015	90,987	60,659[9]	40.59	11/17/2025	—	—
	November 2014	55,234	13,809[10]	38.89	11/18/2024	—	—
	November 2013	75,637	—	33.40	11/14/2023	—	—
Bertrand	August 2018	—	—	—	—	16,594[2]	1,173,528
	August 2018	—	74,649[3]	75.08	08/22/2028	—	—
	August 2017	—	—	—	—	17,789[5]	1,258,038
	August 2017	26,639	53,279[6]	51.22	08/24/2027	—	—
	August 2016	62,500	31,250[7]	52.42	08/24/2026	—	—
	November 2015	46,793	31,196[9]	40.59	11/17/2025	—	—
	November 2014	61,732	15,434[10]	38.89	11/18/2024	—	—
	November 2013	75,637	—	33.40	11/14/2023	—	—
Charlton	August 2018	—	—	—	—	13,153[2]	930,180
	August 2018	—	59,167[3]	75.08	08/22/2028	—	—
	August 2017	—	—	—	—	17,059[5]	1,206,412
	August 2017	25,546	51,093[6]	51.22	08/24/2027	—	—
	August 2016	61,110	30,556[7]	52.42	08/24/2026	—	—
	November 2015	57,192	38,128[9]	40.59	11/17/2025	—	—
	November 2014	49,819	12,455[10]	38.89	11/18/2024	—	—
Moskowitz	August 2018	—	—	—	—	13,153[2]	930,180
	August 2018	—	59,167[3]	75.08	08/22/2028	—	—
	August 2017	—	—	—	—	17,059[5]	1,206,412
	August 2017	25,546	51,093[6]	51.22	08/24/2027	—	—
	August 2016	61,110	30,556[7]	52.42	08/24/2026	—	—
	November 2015	57,192	38,128[9]	40.59	11/17/2025	—	—
	November 2014	47,100	11,775[10]	38.89	11/18/2024	—	—
	November 2013	67,233	—	33.40	11/14/2023	—	—
Libby[11]	August 2018	—	—	—	—	15,596[2]	1,102,949
	August 2018	—	70,159[3]	75.08	08/22/2028	—	—
	August 2017	—	—	—	—	22,333[5]	1,579,390
	August 2017	3,442	66,885[6]	51.22	08/24/2027	—	—
	August 2016	—	40,000[7]	52.42	08/24/2026	—	—
	November 2015	—	49,914[9]	40.59	11/17/2025	—	—
	November 2014	—	23,426[10]	38.89	11/18/2024	—	—
Shurts[11]	August 2018	—	—	—	—	17,572[2]	1,242,692
	August 2018	—	79,045[3]	75.08	08/22/2028	—	—
	August 2017	—	—	—	—	25,201[5]	1,782,215
	August 2017	—	75,478[6]	51.22	08/24/2027	—	—
	August 2016	—	45,139[7]	52.42	08/24/2026	—	—
	November 2015	—	56,326[9]	40.59	11/17/2025	—	—
	November 2014	—	28,376[10]	38.89	11/18/2024	—	—

(1) The aggregate dollar value is calculated using the closing price of our common stock on June 28, 2019, the last trading day of fiscal 2019, of $70.72. For the PSUs awarded to the NEOs in August 2016, August 2017 and August 2018, the market value is based on the target number of shares of common stock underlying the PSUs, including dividend equivalents, as explained further in footnotes 2 and 5 below.

(2) Represents the target number of shares of common stock, rounded down to the nearest whole share, underlying the PSUs awarded to the NEO in August 2018, as well as dividend equivalents that are expected to be paid in shares upon vesting of the PSUs. Each PSU represents the right to receive one share of common stock, at target levels, but the ultimate number of shares of common stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period ending on July 3, 2021 and could range from 0% to 200% of the target number of PSUs granted to the participant, based on the Company's financial performance relative to the pre-established targets.

(3) One-third of these options vested on August 23, 2019, with the remainder vesting in equal portions on August 23 of 2020 and 2021.

(4) Represents RSUs granted to Mr. Bené in February 2018, in connection with his promotion to President and Chief Executive Officer. The RSUs vest one-third per year for three years beginning the first day of the month following the first anniversary of the grant date and may be settled solely by delivery of an equal number of shares of Sysco common stock. Vesting is contingent upon the executive's continued service with the Company, except that the units will remain in effect and continue to vest according to the vesting schedule upon termination of executive's employment due to disability or, on or after the occurrence of the first vesting date, following the date on which the executive reaches either (i) age 55 (with 10 or more years of service) or (ii) age 65. Additionally, the RSUs will vest immediately upon the executive's death or the termination of the executive's employment (i) by the Company without cause or (ii) by the executive for good reason, in either case within the period commencing 12 months before, and ending 24 months following, a change in control of the Company. Dividend equivalents are paid to US-based participants, in cash, if and when the underlying RSUs vest.

(5) Represents the target number of shares of common stock, rounded down to the nearest whole share, underlying the PSUs awarded to the NEO in August 2017, as well as dividend equivalents that are expected to be paid in shares upon vesting of the PSUs. Each PSU represents the right to receive one share of common stock, at target levels, but the ultimate number of shares of common stock to be earned with respect to a participant's PSUs will be determined at the end of the three-year performance period ending on June 27, 2020 and could range from 0% to 200% of the target number of PSUs granted to the participant, based on the Company's financial performance relative to the pre-established targets.

(6) One-third of these options vested on August 25, 2019, with the remainder vesting on August 25, 2020.

(7) These options vested on August 25, 2019.

(8) These options vest in equal portions on February 18 of 2020 and 2021.

(9) These options vest in equal portions on November 17 of 2019 and 2020.

(10) These options vest on November 18, 2019.

(11) Please see "—Transition Letters for Messrs. Libby and Shurts" above and "—Quantification of Termination/Change in Control Payments" below for a discussion of the treatment of the outstanding equity awards held by Messrs. Libby and Shurts and reported in the table above following the cessation of their employment effective as of June 29, 2019.

Retirement in Good Standing or Disability. If the executive's employment terminates as a result of retirement in good standing or disability, the option awards listed above will remain outstanding, vest and be exercisable in accordance with its terms as if the executive remained an employee of Sysco.

Death. All unvested options will vest immediately upon the death of an NEO while actively employed by the Company. Furthermore, the options provide that the executive's estate or designees may exercise the options at any time within three years after his death, but in no event later than the original termination date.

Change in Control. If the Company terminates the executive's employment within 12 months before, or 24 months following, a change in control of the Company, then the options listed in the table above will remain outstanding, vest and be exercisable in accordance with their terms as if the executive had remained an employee of Sysco.

Option Exercises and Stock Vested

The following table provides information with respect to aggregate option exercises and the vesting of stock awards during the last fiscal year for each of the NEOs.

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Bené	—	$ —	53,274	$ 3,790,792
Grade	—	—	34,419	2,464,964
Bertrand	—	—	22,934	1,639,037
Charlton	25,315	819,468	21,634	1,549,387
Moskowitz	—	—	21,634	1,549,387
Libby	338,729	9,122,870	28,321	2,028,281
Shurts	534,740	13,612,996	31,960	2,288,856

(1) For shares sold immediately upon exercise of the option, we calculated the value realized based on the difference between the actual sales price of the shares underlying the option and the exercise price of the option. Otherwise, we calculated the value realized based on the difference between the fair market value of Sysco common stock (i.e., the NYSE closing price on the preceding trading day) and the exercise price of the option.

(2) We computed the value realized upon vesting of RSUs by multiplying the number of shares of common stock underlying RSUs that vested by the NYSE closing price of Sysco's common stock on the last trading day prior to the vesting date. Dividend equivalents with regard to the RSUs that vested during fiscal 2019 were paid in cash at the time of such vesting and are not reflected in this column. We computed the value realized upon the distribution of the shares of common stock underlying the PSUs that vested during fiscal 2019 by multiplying that number of shares by the NYSE closing price of Sysco's common stock on the last trading day prior to the distribution. Dividend equivalents with regard to the PSUs that vested during fiscal 2019 were paid in shares and credited at each dividend payment date.

Fiscal 2019 Nonqualified Deferred Compensation

The following table provides information regarding executive contributions and related company matches, earnings and account balances under the Executive Deferred Compensation Plan ("EDCP") and the Management Savings Plan ("MSP") for each of the NEOs during fiscal 2019. None of the NEOs made any withdrawals or received any distributions under these plans with respect to fiscal 2019.

Name	Applicable Plan	Executive Contributions for Fiscal 2019 ($)[1]	Registrant Contributions for Fiscal 2019 ($)[2]	Aggregate Earnings in Fiscal 2019 ($)[3]	Aggregate Balance at June 29, 2019 ($)[4]
Bené	MSP	$ 1,229,692	$ 119,060	$ 66,601	$ 5,119,825
	EDCP	—	—	—	—
Grade	MSP	55,661	54,295	15,939	336,759
	EDCP	—	—	—	—
Bertrand	MSP	476,190	84,238	59,166	1,724,131
	EDCP	—	—	24,010	497,558
Charlton	MSP	—	26,257	4,540	181,104
	EDCP	—	—	—	—
Moskowitz	MSP	89,648	44,313	44,165	1,230,958
	EDCP	—	—	3,314	127,235
Libby	MSP	34,667	160,942	19,342	1,310,149
	EDCP	—	—	—	—
Shurts	MSP	237,922	54,264	83,713	1,622,740
	EDCP	—	—	—	—

(1) For the MSP, the amount shown for each of Messrs. Bené, Bertrand, Charlton, Grade, Moskowitz, Libby and Shurts includes the deferral of a portion of the salary paid to the NEO for fiscal 2019. The amount of such deferred salary is included in the Summary Compensation Table above under the "Salary" column for 2019.

(2) As discussed below, the MSP allows participants to defer a portion of their salary and annual incentive award and provides for Company contributions to participants' accounts, including matching, non-elective and transitional contributions. The amount shown is composed of the following Company contributions for each current NEO:

	Match	Non-elective	Pension Transition	SERP Transition
Bené	$ 59,530	$ 59,530	$ —	$ —
Grade	25,268	29,027	—	—
Bertrand	27,305	27,305	—	29,629
Charlton	4,000	22,257	—	—
Moskowitz	22,156	22,156	—	—
Libby	23,157	25,450	—	112,335
Shurts	27,132	27,132	—	—

(3) The above-market interest portion of these amounts is included in the fiscal 2019 disclosure under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column and footnote 5 of the Summary Compensation Table above, in the following amounts: $2,877 for MSP for Mr. Bené; $8,420 for EDCP and $1,507 for MSP for Mr. Bertrand; $309 for MSP for Mr. Charlton; $123 for EDCP and $471 for MSP for Mr. Moskowitz; and $404 for MSP for Mr. Shurts.

(4) Portions of the amounts disclosed in this column for Messrs. Bené, Bertrand, Libby and Shurts have previously been reported in Summary Compensation Tables for previous years, including the following amounts: for Mr. Bené: $4,238 for fiscal 2018, $4,473 for fiscal 2017 and $3,331 for fiscal 2016; for Mr. Bertrand: $12,524 for fiscal 2018; and for Mr. Shurts: $595 for fiscal 2018, $629 for fiscal 2017 and $468 for fiscal 2016.

About the MSP

In order to provide certain highly compensated employees of the Company with the continued opportunity to build retirement savings on a tax-deferred basis through deferrals and Company contributions, Sysco adopted the MSP, effective November 14, 2012. The MSP is a competitive plan for nonqualified executive retirement benefits and is designed to supplement the Sysco Corporation Employee's 401(k) Plan (the "401(k) plan"). It allows participants, including the Current NEOs, to defer a portion of their salary compensation and up to 90% of their annual incentive award. The MSP also provides for Company contributions to participants' accounts, including non-elective and matching contributions, as well as transition contributions, which are designed to compensate participants for a portion of the value lost as a result of the freezing of Sysco's then-current plans. The MSP allows for deferrals and contributions that would not be permitted under the Company's 401(k) plan due to IRS limits. The following discussion summarizes the material terms of the MSP that are applicable to the NEOs. The definition of "bonus" for purposes of the MSP includes any amounts that are paid as a bonus or annual incentive award to a participant, whether under a long-term incentive plan or otherwise.

Executive Deferrals. Each participant may initially elect to defer up to 50% of his or her annual salary and up to 90% of his or her annual incentive award under the MSP. A deferral election, once made, is irrevocable for the applicable calendar year (for salary deferrals) or fiscal year (for bonus deferrals). Bonus deferral elections are contingent upon the participant's award qualifying as "performance-based compensation" under Section 409A of the Internal Revenue Code.

The Committee retains the discretion to alter the minimum and maximum percentages of awards that may be deferred, but such discretion must be exercised prior to the beginning of the applicable fiscal year for which such award may be earned. Salary deferrals were effective beginning in calendar year 2013, with performance-based annual incentive award deferrals effective beginning in fiscal 2014.

Company Contributions. Sysco will make a matching contribution (determined based on compensation not taken into account under the Company's 401(k) plan), to the accounts of participants who elect to defer a portion of their compensation under the MSP (the "Company Match"). The Company Match is made on a calendar year basis. The Company Match for the first half of fiscal 2019 was subject to a limit of 50% of the first 5% of a participant's annual base salary and annual incentive award deferred by the participant. The Company Match was increased to a limit of 50% of the first 6% for the second half of fiscal 2019.

In addition to the Company Match described above, Sysco will credit an automatic Company contribution equal to 3% of the participant's annual base salary and bonus, less the amount of a similar Company contribution into the participant's 401(k) plan account, to the participant's account in the MSP (the "Non-elective Contribution"). The Company will credit this contribution regardless of whether the participant defers any amounts under the MSP or 401(k) plan.

In addition to the contributions described above, for a period of ten years through 2023, or until a participant ceases employment with Sysco, whichever is earlier, Sysco will credit an automatic Company contribution of 3% of the participant's annual base salary and bonus, less the amount of a similar Company contribution into the participant's 401(k) plan account, to the MSP account of eligible participants (the "Pension Transition Contribution"). To be eligible to receive the Pension Transition Contribution, a participant must have been accruing benefits under Sysco's pension plan as of December 31, 2012 and have been at least age 50 with 15 or more years of Sysco service as of that date. The Company will credit this contribution regardless of whether the participant defers any amounts under the MSP or 401(k) plan so long as he or she remains employed by Sysco or leaves for retirement, death or disability in such calendar year.

In addition to the contributions described above, the MSP account for Mr. Bertrand will be credited annually with an automatic, fully vested Company contribution of 2.5% of his annual base salary and annual incentive award for a period of ten years through 2023 (each contribution referred to as a "SERP Transition Contribution") so long as he remains employed by Sysco or leaves for retirement, death or disability in such calendar year.

Investment Options. The portion of a participant's account attributable to salary and bonus deferrals will be deemed invested and reinvested in certain investments, as designated by the participant from a list of available investment options. The investment options include a variety of generally available investment funds. The portion of a participant's account attributable to Sysco company contributions will be deemed invested as directed by the participant.

Vesting of Deferrals and Company Contributions. Participant deferrals, including associated investment earnings and losses, will be fully vested at all times. The Company Match, as adjusted for associated investment earnings and losses, will vest based upon a participant's number of years of service. As of June 29, 2019, all of the NEOs were fully vested with respect to the Company Match. The Non-elective Contribution, the Pension Transition Contribution, and the SERP Transition Contribution, as such amounts are adjusted for associated investment earnings and losses, will be fully vested at all times.

Timing and Form of Distributions. Other than elected in-service distributions or deferrals, the participant's vested account may generally only be distributed upon the participant's termination for any reason, including death, disability or retirement. Except with respect to in-service distributions or distributions following a participant's termination (for a reason other than death, disability or retirement), the participant may elect to have his account distributed in:

• a lump sum;
• annual installments over a period of up to 20 years; or
• a combination of a lump sum and installments.

In-service distributions and distributions following a participant's termination (for a reason other than death, disability or retirement) will be distributed in a lump sum.

Delay of Distributions to NEOs. Distributions to a specified employee, including an NEO, upon the specified employee's or NEO's "separation from service" as defined under Section 409A of the Internal Revenue Code, will be delayed for a period of six months to the extent that making payments during such six-month period would violate Section 409A of the Internal Revenue Code.

Forfeiture. The MSP contains a forfeiture provision whereby participants will forfeit the balance of their accounts attributable to Company contributions, adjusted for deemed investment losses and earnings, and even if such amounts may have previously vested, in the event the Committee finds that the participant engaged in fraudulent or certain other illegal acts while employed by the Company, or impermissibly competes with the Company after termination. Participants also have an obligation to repay any amounts previously distributed to them under the MSP attributable to Company contributions if the Committee finds they engaged in such acts.

Limits on Excess Parachute Payments. The MSP contains cutback provisions that will reduce amounts payable to each NEO by the amount of any payments that cannot be deducted by Sysco under Section 280G of the Internal Revenue Code.

About the EDCP

Sysco maintained the EDCP to provide certain executives the opportunity to defer the receipt of a portion of their annual salaries, bonuses and deemed earnings thereon on a tax-deferred basis. Federal income taxes on all amounts credited under the EDCP will be deferred until payout under current tax law. The EDCP is administered by the Compensation and Leadership Development Committee.

Eligibility. All Sysco executives who were participants in the MIP, excluding those whose income was subject to Canadian income tax laws, were eligible to participate. The Committee amended the EDCP, effective in December 2012, to close the EDCP to new participants.

Executive Deferrals. Executives were permitted to defer up to 40% of their bonuses under the MIP and up to 100% of salary. In September 2009, the

EDCP was amended to clarify that any bonus paid in lieu of or as a substitute for the MIP bonus in the future was eligible for deferral under the EDCP.

Sysco Matching Credit. Sysco did not match salary deferrals under the EDCP. Sysco provided matching credit of 15% of the first 20% of bonus deferred, resulting in a maximum possible match credit of 3% of an executive's bonus. The Committee was permitted to authorize additional discretionary Company contributions, although it did not authorize any contributions from fiscal 2008 through December 31, 2012, the date on which the EDCP was frozen.

Investment Options. An executive may invest the deferral portion of his or her account among nine investment options, which may be changed as often as daily. Participants are also permitted to direct the investment of company matches under the EDCP.

Vesting. An executive is always 100% vested in his or her deferrals and each Sysco match, but any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his or her deferrals, is subject to forfeiture for specified cause or competing against Sysco in certain instances.

In-Service Distribution Elections and Hardship Withdrawals. Unless an executive has previously made an in-service distribution election, an executive will generally not have access to amounts deferred under the EDCP while employed by Sysco unless he or she requests and qualifies for a hardship withdrawal. Such withdrawals are available under very limited circumstances in connection with an unforeseeable emergency.

Distribution Events. We will distribute the vested portion of the amount credited to an executive's EDCP account upon the earlier to occur of the executive's death, disability, retirement or other separation event.

Distributions. Effective January 1, 2009, a participant who terminates employment, other than due to death, disability or a qualifying retirement, will receive a lump sum. A participant may elect the form of distribution of his account in the event of death or disability, or if the participant terminates employment after the earlier of age 60, or age 55 with 10 years of service with the Company.

An executive who has the right to elect the form of payment of his vested account balance may choose annual or quarterly installments over a specified period of up to 20 years, a lump sum or a combination of both. An executive may change his distribution elections prior to separation,

subject to limitations in the EDCP required by Section 409A of the Internal Revenue Code.

When we pay installments under the EDCP, we will credit the executive's unpaid vested account balance with a fixed investment return during the entire payout period. This fixed return will equal the Moody's Average Corporate Bond Yield for either the six- or twelve-month period ending two months prior to the month of the first installment payment, whichever is higher.

Delay of Distributions to NEOs. Distributions to a specified employee, including a named executive, upon the specified employee or named executive officer's "separation from service" as defined under Section 409A of the Internal Revenue Code will be delayed for a period of six months to the extent that making payments during such six-month period would violate Section 409A of the Internal Revenue Code.

Forfeiture for Cause or Competition. Any portion of an executive's account attributable to Sysco matches, including associated deemed investment return, and the net investment gain, if any, credited on his deferrals, is subject to forfeiture for specified cause or competition. No such forfeiture can occur, however, for a participant who is discharged (1) during a plan year in which a change in control occurs or (2) during the three plan years thereafter.

Limits on Excess Parachute Payments. The EDCP contains cutback provisions that will reduce amounts payable to each named executive officer by the amount of any payments that cannot be deducted by Sysco under Section 280G of the Internal Revenue Code.

Pension Benefits

Sysco maintains two defined benefit pension plans. One is the Sysco Corporation Retirement Plan, or pension plan, which is intended to be a tax-qualified plan under the Internal Revenue Code. The second is the Sysco Corporation Supplemental Executive Retirement Plan, changes in the value of benefits under the Supplemental Executive Retirement Plan, including a reduced benefit schedule that covered Mr. Moskowitz from the time of his hire until December 2012 (the "SERP"), which is not a tax-qualified plan. The pension plan ceased all non-union participant accruals effective December 31, 2012. In November 2012, the SERP was amended to freeze benefits and stop future accruals, effective June 29, 2013. Participants covered by the SERP as of June 29, 2013 were granted accelerated vesting. For those who retire and are not eligible for immediate commencement of their SERP benefit, they will be deemed 100% vested, with benefits payable upon reaching age 65.

For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available. As of January 1, 2013, the broad-based, tax-qualified 401(k) plan was enhanced to provide a larger benefit going forward. The following table shows the years of credited service for eligibility purposes (e.g., early retirement rights) and the present value of the accrued benefits for each of the NEOs under each of the pension plan and SERP as of June 29, 2019. Messrs. Bené and Charlton are not participants in either of the Sysco maintained defined benefit plans, and Messrs. Grade and Shurts are not participants in the SERP.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Bené	Pension Plan	N/A	$ N/A	$ N/A
	SERP	N/A	N/A	N/A
Grade	Pension Plan	21.167	120,794	—
	SERP	N/A	N/A	N/A
Bertrand	Pension Plan	28.000	517,897	—
	SERP	28.000	3,009,749	—
Charlton	Pension Plan	N/A	N/A	N/A
	SERP	N/A	N/A	N/A
Moskowitz	Pension Plan	8.417	76,094	—
	SERP	8.417	113,205	—
Libby	Pension Plan	11.667	179,299	—
	SERP	11.667	88,689	—
Shurts	Pension Plan	6.167	45,190	—
	SERP	N/A	N/A	N/A

As required by SEC rules, we calculated the participating officers' accrued benefits under the pension plan by assuming that the named executives will remain in service with the Company until age 65, which is the earliest age at which the NEOs can retire without any reduction in benefits. Amounts shown below assume the pension plan benefit will be paid in the form of a life-only annuity with a 5-year guarantee. Amounts for present value purposes assume that 50% will elect the 100% joint-life annuity and 50% will elect a single life-only annuity. Other optional forms of payment are available from the pension plan.

For the SERP, we calculated the participating Current NEOs' accrued benefits by assuming that those Current NEOs will remain in service with Sysco until the earliest age they could retire without any reduction in SERP benefits. This date is at age 58 for Mr. Bertrand and age 65 for Mr. Moskowitz. These ages differ because the SERP early retirement factors are based on a combination of the participant's age, Sysco service, and/or MIP service. The amounts shown below and for present value purposes assume the SERP will be paid as a joint-life annuity, reducing to two-thirds upon the

death of either the executive or his spouse, with the unreduced payment guaranteed for 10 years; however, members also have the option to elect a life-only annuity with a 10-year guarantee.

We calculated the present value of the accumulated pension plan and SERP benefits based on a 3.70% discount rate for the pension plan and a 3.62% discount rate for the SERP, with a post-retirement mortality assumption based on Mercer's Industry Longevity Experience Study, Consumer Goods and Food & Drink, gender-distinct and no collar, applying the MSS2018 scale for annuitants.

Following are the estimated accrued benefits earned through the fiscal year ended June 29, 2019 for the pension plan or SERP, as noted. These annual amounts would be payable at the earliest unreduced retirement age, as described above, if the named executive officer remains in the service of Sysco until such age. Projected benefits that may be earned due to pay and service after the fiscal year ended June 29, 2019 are not included in these estimates.

Name	Plan Name	Earliest Unreduced Retirement Age	Expected Years of Payments	Estimated Annual Benefit
Bené	Pension Plan	N/A	N/A	$ N/A
	SERP	N/A	N/A	N/A
Grade	Pension Plan	65	21.8	14,693
	SERP	N/A	N/A	N/A
Bertrand	Pension Plan	65	21.4	50,829
	SERP	58	29.9	182,495
Charlton	Pension Plan	N/A	N/A	N/A
	SERP	N/A	N/A	N/A
Moskowitz	Pension Plan	65	21.4	7,425
	SERP	65	23.8	10,248
Libby	Pension Plan	65	21.5	18,854
	SERP	65	24.0	8,578
Shurts	Pension Plan	65	21.2	3,750
	SERP	N/A	N/A	N/A

In addition to the above, we provide a temporary Social Security bridge benefit to an executive commencing SERP benefits before age 62, payable until the earlier of age 62 or death. The amount of this monthly benefit for Mr. Bertrand, based on the SERP early retirement assumptions above, is $1,638.

Pension Plan

The pension plan, which is intended to be tax-qualified, is funded through an irrevocable tax-exempt trust and covered approximately 41,192 participants as of January 1, 2019. In general, a participant's accrued benefit is equal to 1.5% times the participant's average monthly eligible earnings for each year or partial year of service with Sysco or a subsidiary. As noted above, as of January 1, 2013, non-union employees no longer earn additional retirement benefits under the pension plan, so earnings and service after December 31, 2012, were not taken into account for determining non-union participants' accrued benefits under the pension plan. The accrued benefit under the pension plan is expressed in the form of a monthly annuity for the participant's life, beginning at age 65, the plan's normal retirement age, and with payments guaranteed for five years. If the participant remains with Sysco until at least age 55 with 10 years of service, the participant is entitled to early retirement payments. In such case, we reduce the benefit 6.67% per year for the first five years prior to normal retirement age and an additional 3.33% per year for years prior to age 60. Employees vest in the pension plan after five years of service, and the amendment to freeze benefit accruals under the pension plan after December 31, 2012 did not impact service determination for vesting purposes.

Benefits provided under the pension plan are based on compensation up to a limit, which is $280,000 for calendar year 2019, under the Internal Revenue Code. In addition, annual benefits provided under the pension plan may not exceed a limit, which is $225,000 for calendar year 2019, under the Internal Revenue Code.

Elements Included in Benefit Formula. Compensation included in the pension plan's benefit calculation is generally earned income excluding deferred bonuses.

Policy Regarding Extra Years of Credited Service. Generally, we do not credit service in the pension plan beyond the actual number of years an employee participates in the plan. We base the years of credited service for the NEOs only on their service while eligible for participation in the plan.

Benefit Payment Options. Participants may choose their method of payment from several options, including a life annuity option, spousal joint and survivor annuity, Social Security leveling and life annuity options with minimum guaranteed terms. Only de minimis lump sums are available.

Supplemental Executive Retirement Plan

We maintain a supplemental executive retirement plan, which we refer to as the SERP, for the benefit of 56 eligible executives, as of June 29, 2019, to provide for retirement benefits beyond the amounts available under Sysco's various broad-based US and Canadian pension plans. Messrs. Bertrand, Libby and Moskowitz participate in the SERP. It is our intent that the SERP comply with Section 409A of the Internal Revenue Code in both form and operation. The SERP is an unsecured obligation of Sysco and is not qualified for tax purposes.

In November 2012, the SERP was amended to freeze benefits and stop future accruals, effective June 29, 2013. Participants covered by the SERP as of June 29, 2013 were granted accelerated vesting. For those who retire and are not eligible for immediate commencement of their SERP benefit, they will be deemed 100% vested, with benefits payable upon reaching age 65. For those who are eligible for a SERP benefit at the time of retirement, an early retirement reduction factor will be used to determine the amount available.

The SERP was designed to provide, in combination with other retirement benefits, 50% of an executive's final average compensation, provided an executive had at least 20 years of Sysco service, including service with an acquired company. "Other retirement benefits" include Social Security, benefits from the pension plan, and employer contributions under Sysco's 401(k) plan and similar qualified plans of acquired companies. We reduce the gross accrued benefit of 50% of final average compensation by 5% per year for each year of Sysco service including service with an acquired company of less than 20 years. For purposes of this service calculation, Sysco service was frozen effective June 29, 2013. Additionally, final average compensation is determined using the monthly average of a participant's eligible earnings for the last 10 fiscal years prior to June 29, 2013, or the date he ceases to be covered under the SERP, if earlier. With respect to the determination of a participant's accrued benefit as of June 28, 2008, as discussed below, final average compensation is determined using the monthly average of a participant's eligible earnings for the highest 5 of the 10 fiscal years prior to, and including, the fiscal year ended June 28, 2008.

The term "eligible earnings" refers to compensation taken into account for SERP purposes. As discussed below, beginning with fiscal 2009, the portion of a participant's MIP bonus counted as eligible earnings is capped at 150% of the participant's rate of base salary as of the last day of the applicable fiscal year. Eligible earnings for fiscal years prior to fiscal 2009, including eligible earnings for purposes of determining a participant's accrued benefit as of June 28, 2008, as discussed below, are not affected by this plan change. The definition of eligible earnings that places a cap on the MIP bonus for fiscal years after fiscal 2008 will be used in all benefit calculations except for certain death benefit calculations and a participant's accrued benefit as of June 28, 2008, as discussed below.

A SERP participant will receive a SERP benefit equal to the greater of:

- The accrued benefit determined as of June 29, 2013 (the plan freeze date); or
- The accrued benefit determined as of June 28, 2008, but the early retirement factor and eligibility for immediate benefit payments determined as of the date service with Sysco ends, using the following components:
  - average pay, based on the highest five fiscal years, which need not be successive, of eligible earnings in the ten fiscal year period ended June 28, 2008;
  - full years of service with Sysco, including service with companies acquired by Sysco, as of June 28, 2008; and
  - offsets as of June 28, 2008, with the standard adjustment to reflect the form and timing of the SERP benefit payments as of the date service with Sysco ends.

Under the SERP, Sysco has the ability to cause the forfeiture of any remaining SERP payments to a participant who was not discharged for "cause," but who, after termination, was determined by the Compensation and Leadership Development Committee to have engaged in behavior while employed that would have constituted grounds for a discharge for "cause." For this purpose, termination for "cause" includes termination for fraud or embezzlement. Sysco also has the ability to cause a forfeiture of any remaining SERP payments to a participant if the participant violates certain non-competition covenants. These non-competition covenants are applicable for the year following termination and to the entire period over which any SERP benefits are to be paid.

Participants covered by the SERP as of June 29, 2013 are 100% vested. For those who are eligible for early payment at retirement, their benefits may be reduced by an early retirement factor. The early retirement factor is based upon age and MIP participation service and/or Sysco service. The early retirement factor is 50% when participants reach the earlier of age 60 with 10 years of MIP participation service and 20 years of Sysco service or age 55 with 15 years of MIP participation service. The early retirement factor increases with additional years of age and/or MIP participation service or Sysco service.

A participant with at least 20 years of Sysco service (including service with companies acquired by Sysco) can retire with unreduced benefits when the early retirement factor is 100%. The participant generally attains an early retirement factor of 100% on the earliest of:

- age 65 if the participant has at least 10 years of Sysco service;
- age 55 if the participant has at least 15 years of MIP service, but only if the sum of his or her age and MIP service is equal to or exceeds 80; and
- age 62 if the participant has at least 25 years of Sysco service and at least 15 years of MIP service.

Upon the occurrence of a change in control, the early retirement factor will become 100% for each participant. However, the criteria for determining whether a participant is eligible for early payment remains unchanged (i.e., the enhancement on the early retirement factor only impacts participants who otherwise meet the early payment criteria upon retirement). Notwithstanding this, the SERP contains cutback provisions that will reduce amounts payable to each participant by the amount of any payments that cannot be deducted by Sysco under Section 280G of the Internal Revenue Code.

We pay the SERP benefit as a monthly life annuity with a guaranteed minimum period of 10 years if the participant is not married at the time payments commence. If the participant is married at the time payments commence, the participant has the option to elect a joint life annuity whereby the participant and spouse are entitled to a monthly annuity for life with a guaranteed minimum period of 10 years, and generally, on the participant's or spouse's death, the survivor is entitled to receive a monthly annuity for life with each payment equal to two-thirds of each payment made to the couple. The benefit payable upon the death of a vested, terminated participant who did not meet the early payment criteria as of his or her date of death reflects a reduction of 5/9ths of 1% for each of the first 120 months prior to age 65 and an actuarial reduction for the difference between age 55 and the executive's age at death.

We provide a temporary Social Security bridge benefit to an executive commencing SERP benefits before age 62, payable until the earlier of age 62 or death.

Elements of Compensation included in Benefit Formula. Compensation generally includes base pay, the MIP bonus or any bonus paid in lieu of or as a substitute for the MIP bonus (although this is limited to 150% of the annual rate of base salary for fiscal 2009 and later years), the fiscal 2007 supplemental performance bonus, and stock matches under the 2005 Management Incentive Plan and predecessor plans with respect to fiscal 2005 and prior fiscal years. Compensation earned after June 29, 2013 is not applicable to the SERP.

Funding Status. Sysco's obligations under the SERP are partially funded by a rabbi trust holding life insurance and an interest in certain real property occupied by Sysco. Sysco's obligations under the SERP are maintained as a book reserve account. In the event of Sysco's bankruptcy or insolvency, however, the life insurance, the real property interest, and any other assets held by the rabbi trust become subject to the claims of Sysco's general creditors.

Lump Sum Availability. Retirement benefits may not be paid as a lump sum.

Delay of Distributions to NEOs. Distributions to an NEO upon the NEO's "separation from service" as defined under Section 409A of the Internal Revenue Code will be delayed for a period of six months to the extent that making payments during such six-month period would violate Section 409A.

In November 2012, the Committee amended the SERP to provide that benefit accruals for all participants were frozen as of June 29, 2013.

Subsequent to June 29, 2013, the frozen SERP benefits continue to be payable pursuant to the terms of the SERP, as amended.

Also effective June 29, 2013, all SERP participants vested in their then accrued benefit. However, an early retirement reduction factor has been added to apply in the case of an employee who retires before age 65 who would not have been fully vested at his retirement date under the SERP prior to the amendment. The early retirement factor mirrors the benefit reduction that would have occurred as a result of the application of the vesting formula if the participant had taken early retirement under the SERP as it existed prior to its amendment. These changes do not alter the benefit commencement or other payment schedules for any SERP participant.

In addition, the age threshold previously applicable to the SERP death benefit was removed, effective June 29, 2013. As a result, if an active participant dies, the participant's beneficiary will be entitled to a monthly annuity actuarially equivalent to the greater of: (i) an annual payment equal to 25% of the participant's three-year final average compensation for ten years certain, or (ii) the participant's vested accrued benefit as of his date of death, reduced by an actuarial reduction factor to take into account age at death prior to normal retirement age of 65.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K (the "Annual Total Compensation"), of our CEO, Thomas L. Bené, and the Annual Total Compensation of our median employee (the "Median Employee").

For fiscal 2019, our last completed fiscal year:

The Annual Total Compensation of our CEO	$ 10,742,679
The Annual Total Compensation of our Median Employee	$ 70,801
The Ratio of the CEO's to the Median Employee's Annual Total Compensation	152:1

Methodology

We believe our CEO pay ratio is a reasonable estimate calculated in a manner consistent with the applicable rules of the SEC. Our methodology and process is described below:

Determined Employee Population. We began with our global employee population of 69,685 associates as of May 20, 2019, including full-time, part-time, and seasonal or temporary workers, employed by the Company or its consolidated subsidiaries, but excluding our CEO. As permitted by SEC rules, under the 5% "De Minimis Exception," we excluded 1,798 non-U.S. employees, representing 2.6% of our total workforce. Employees from the following countries were excluded: Bahamas (403), China (85), Costa Rica (745), Italy (6), Portugal (4), Spain (125) and Sri Lanka (430). Prior to applying the de minimis exception, our total employee population as of May 20, 2019, consisted of 47,063 employees in the U.S. and 22,622 employees outside the U.S. After excluding the employees in these countries pursuant to the de minimis exception, our employee population as of May 20, 2019, consisted of 67,887 employees, including 47,063 employees in the U.S. (69.3%) and 20,824 employees outside the U.S. (30.7%).

Identified the Median Employee. We collected the payroll data of all employees globally, except for the employees in the excluded countries identified above, who were employed on a full-time, part-time, temporary or seasonal basis as of May 20, 2019.

To identify our Median Employee, we used total taxable earnings paid to our employees in the most recently completed taxable year in their respective jurisdictions as our consistently applied compensation measure,

as permitted by SEC rules. This included base salary, overtime pay, annual incentive awards and vested long-term incentive awards.

We annualized the compensation of permanent, full-time and part-time employees who were hired by the Company and its consolidated subsidiaries after the beginning of the most recently completed taxable year in their respective jurisdictions. We applied an exchange rate as of May 20, 2019, to convert all international currencies into U.S. dollars.

Using this methodology, we determined that the Median Employee was a non-exempt, full time employee located in the U.S.

Calculated CEO Pay Ratio. We calculated our Median Employee's Annual Total Compensation for fiscal 2019 in accordance with the SEC's requirements governing preparation of the Summary Compensation Table, provided that we included in such total the estimated value of the Median Employee's health and welfare benefits, resulting in Annual Total Compensation of $70,801. We calculated our CEO's Annual Total Compensation using the same approach, including the estimated value of his health and welfare benefits. We then divided the CEO's Annual Total Compensation by the Median Employee's Annual Total Compensation to calculate the pay ratio presented in the table above.

The CEO pay ratio disclosure presented above is a reasonable estimate. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio disclosure may not be comparable to the pay ratios reported by other companies.

Quantification of Termination/Change in Control Payments

We have entered into certain agreements and maintain certain plans that will require us to provide compensation for the NEOs in the event of specified terminations of their employment or upon a change in control of Sysco. We have listed the amount of compensation we would be required to pay to each named executive officer in each situation in the tables below. Amounts included in the tables are estimates and are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below,

any actual amounts we pay or distribute may differ materially. Factors that could affect these amounts include the timing during the year of any such event, the amount of future bonuses, the value of our stock on the date of the change in control and the ages and life expectancy of each executive and his spouse. The amounts shown in the tables below assume that the event that triggered the payment occurred on June 29, 2019. All amounts shown represent total payments, except as otherwise noted. We expect to time the payment of all amounts shown to comply with Section 409A of the Internal Revenue Code.

THOMAS L. BENÉ

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 943,559	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	943,559	—	8,089,541	8,571,166	1,200,000	81,231
Disability	—	—	943,559	—	8,089,541	8,571,166	2,693,000	81,231
Voluntary Resignation	—	—	943,559	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	—	943,559	—	—	—	—	81,231
Change in Control w/o Termination[8]	—	—	943,559	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	—	943,559	—	8,089,541	8,571,166	—	81,231

JOEL T. GRADE

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 197,254	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	197,254	—	3,452,975	4,835,021	1,200,000	65,077
Disability	—	—	197,254	—	3,452,975	4,835,021	5,588,000	65,077
Voluntary Resignation	—	—	197,254	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	—	197,254	—	—	—	—	65,077
Change in Control w/o Termination[8]	—	—	197,254	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	—	197,254	—	3,452,975	4,835,021	—	65,077

GREG D. BERTRAND

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ 496,510	$ 603,615	$ 2,334,511	$ 1,226,305	$ 3,041,971	$ —	$ 75,942
Death	—	496,510	603,615	2,242,732	2,431,634	3,041,971	1,200,000	75,942
Disability	—	496,510	603,615	2,334,511	2,431,634	3,041,971	3,370,000	75,942
Voluntary Resignation	—	496,510	603,615	2,334,511	1,226,305	3,041,971	—	75,942
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	496,510	603,615	2,334,511	1,226,305	3,041,971	—	75,942
Change in Control w/o Termination[8]	—	496,510	603,615	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	496,510	603,615	3,732,863	2,431,634	3,041,971	—	75,942

ROBERT S. CHARLTON

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ —	$ 160,271	$ —	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	—	160,271	—	2,136,664	3,100,703	1,200,000	34,115
Disability	—	—	160,271	—	2,136,664	3,100,703	1,375,000	34,115
Voluntary Resignation	—	—	160,271	—	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	—	160,271	—	—	—	—	34,115
Change in Control w/o Termination[8]	—	—	160,271	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	—	160,271	—	2,136,664	3,100,703	—	34,115

PAUL T. MOSKOWITZ

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Retirement	$ —	$ 58,811	$ 728,648	$ 112,185	$ N/A[9]	$ N/A[9]	$ N/A[9]	$ N/A[9]
Death	—	58,811	728,648	1,791,107	2,136,664	3,079,064	1,200,000	45,173
Disability	—	58,811	728,648	112,185	2,136,664	3,079,064	3,329,000	45,173
Voluntary Resignation	—	58,811	728,648	112,185	—	—	—	—
Termination for Cause	—	—	—	—	—	—	—	—
Involuntary Termination w/o Cause, or Resignation for Good Reason	—	58,811	728,648	112,185	—	—	—	45,173
Change in Control w/o Termination[8]	—	58,811	728,648	—	—	—	—	—
Termination w/o Cause following a Change in Control[8]	—	58,811	728,648	112,185	2,136,664	3,079,064	—	45,173

RUSSELL T. LIBBY

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Transitional Departure[10]	$ 364,583	—	$ 1,106,044	$ 87,472	—	—	18,238	—

WAYNE R. SHURTS

Termination Scenario	Severance Payment	Payments and Benefits Under EDCP[1]	Payments and Benefits Under MSP[2]	Payments and Benefits Under SERP[3]	PSU Payments[4]	Acceleration and Other Benefits from Unvested Stock Options and Restricted Stock Units[5]	Insurance Payments[6]	Other[7]
Transitional Departure[10]	$ 379,167	—	$ 551,168	—	—	—	18,066	—

(1) See "Fiscal 2019 Nonqualified Deferred Compensation – About the EDCP" above for a discussion of the calculation of benefits and payout options under the EDCP, and events that may cause forfeiture of such benefits. The amounts disclosed reflect the vested value of the Company match on elective deferrals, as well as investment earnings on both deferrals and vested Company match amounts. These amounts do not include salary and bonus deferrals.

- Mr. Bertrand has elected to receive quarterly installments over 20 years in the event of his death, disability or retirement.

- Mr. Moskowitz has elected to receive (i) a lump sum payment in the event of death, (ii) quarterly installments over 10 years in the event of disability and (iii) annual installments over 10 years in the event of retirement.

(2) See "Fiscal 2019 Nonqualified Deferred Compensation – About the MSP" above for a discussion of the calculation of benefits and payout options under the MSP, and events that may cause forfeiture of such benefits. The amounts disclosed reflect the vested value of the investment earnings on deferrals amounts. These amounts do not include salary and bonus deferrals. These amounts do not include company matches on salary and bonus deferrals. The amount for Mr. Bené associated with a termination without cause following a Change in Control would be subject to a reduction of $1,782,817, which we refer to as the "280G Cutback," pursuant to provisions in the MSP that provide for a reduction in benefits to the extent they are not deductible under Section 280G of the Internal Revenue Code; provided, however, that the Compensation and Leadership Development Committee could waive application of the 280G Cutback, in which case Mr. Bené would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code.

- Each of Messrs. Bené, Grade, Charlton, Libby and Shurts has elected to receive a lump sum distribution in the event of his death, disability or retirement.

- Mr. Bertrand has elected to receive annual installments over 10 years in the event of his death, disability or retirement.

- Mr. Moskowitz has elected to receive annual installments over 15 years in the event of his death, disability or retirement.

(3) All amounts shown are present values of eligible benefits as of June 29, 2019, calculated using an annual discount rate of 3.62%, which represents the rate used in determining the values disclosed in the "Pension Benefits" table above. See "Pension Benefits" above for a discussion of the terms of the SERP and the assumptions used in calculating the present values contained in the table. The amount and expected number of benefit payments to each executive are based on each respective termination event, the form of payment, the age of the executive and his or her spouse, and mortality assumptions. During the SERP payout period, a participant's remaining benefit under the SERP may be subject to forfeiture under certain circumstances if the committee administering the SERP finds that the participant has engaged in competition with the Company, solicited business of the Company, made disparaging remarks about the Company or misappropriated trade secrets or confidential information of the Company. Following are specific notes regarding benefits payable to each of the Current NEOs who participate in the SERP (i.e., Messrs. Bertrand and Moskowitz):

- **Death** — If an active participant dies, the participant's spouse will receive a monthly benefit payable for life with 120 monthly payments guaranteed. The amounts shown reflect payments as follows:

	Estimated # of Payments	Amount of Payment	Payment Frequency
Bertrand	417	9,645	Monthly
Moskowitz	383	8,064	Monthly

- Disability; Involuntary Termination without Cause, or Resignation for Good Reason; Termination without Cause following a Change in Control — The amounts shown reflect the following monthly payments:

Name	Disability, Involuntary Termination without Cause, or Resignation for Good Reason		Termination without Cause following a Change in Control	
	Estimated # of Payments	Amount of Payment	Estimated # of Payments	Amount of Payment
Bertrand	412	9,571	412	15,611
Moskowitz	286	848	286	848

- **Change in Control without Termination** — Benefit payments are not triggered.

(4) See " –Long-Term Incentive Awards" above for a discussion of the PSUs. The amounts shown include payment with respect to the PSU awards made in August 2017 (with a fiscal 2018-2020 performance cycle) and August 2018 (with a fiscal 2019 – 2021 performance cycle). For purposes of this disclosure, and in accordance with the documents governing the PSUs, our calculations reflect the following assumptions:

Retirement: Amounts reflect the pro-rated estimated value of the PSU awards based on forecasted company performance with regard to the applicable performance criteria. The PSU awards are pro-rated for the number of whole fiscal months during the performance period during which the executive was actively employed. The pro rata factor used was 66.6% for the PSUs issued in August 2017 and 33.1% for the PSUs issued in August 2018.

Death: Amounts reflect the estimated value of the PSU awards based on Company performance assumed at "target."

Disability: Amounts reflect the estimated value of the PSU awards based on forecasted Company performance with regard to the applicable performance criteria.

Change in Control without Termination: PSUs are not subject to accelerated vesting under this scenario.

Termination Without Cause Following Change in Control: Amounts reflect the estimated value of the PSU awards based on company performance assumed at "target."

(5) The amounts shown include the value of unvested accelerated RSUs, valued at the closing price of Sysco common stock on the NYSE on June 28, 2019, the last business day of our 2019 fiscal year, plus the difference between the exercise prices of unvested accelerated options and the closing price of Sysco common stock on the NYSE on June 28, 2019 multiplied by the number of such options outstanding. See "Outstanding Equity Awards at Fiscal Year-End" for disclosure of the events causing an acceleration of outstanding unvested options and RSUs. For each termination scenario, assumes accelerated vesting of all unvested restricted stock units and stock options that are subject to accelerated vesting based on such scenario.

(6) Includes payments we will make in connection with additional life insurance coverage, long-term disability coverage and long-term care insurance. In the event of death, a lump sum Basic Life Insurance benefit is payable in an amount equal to $150,000. An additional benefit is paid in an amount equal to two times the executive's base salary at the beginning of the year in which the death occurred, subject to a maximum of $1,050,000. The value of the benefits payable is doubled in the event of an accidental death. In the event of disability, a maximum monthly Long-Term Disability benefit of $30,000 would be payable to age 65, following a 180-day elimination period. The amount for each of Messrs. Libby and Shurts consists of reimbursements of premiums and fees paid by him pursuant to COBRA to maintain his health benefits under the Company's group health plans for a period of one year.

(7) Includes retiree medical benefits and the payment of accrued but unused vacation.

(8) As a result of the assumption that the change in control occurred on June 29, 2019, the NEOs would not have received any incremental benefit with respect to their annual incentive awards under the 2019 MIP.

(9) Indicates that the NEO did not qualify for retirement with respect to the applicable compensation component as of June 29, 2019.

(10) As the employment of each of Messrs. Libby and Shurts ceased effective June 29, 2019, the last day of fiscal 2019, in connection with his transitional departure, the hypothetical amounts of compensation that would have been payable to each such NEO under the other scenarios have been omitted. Please see "Executive Compensation—Transition Letters for Messrs. Libby and Shurts" above for discussion of the terms and conditions set forth in each such NEO's Transition Letter, which provide for, among other things, the post-separation payment reported in the table under the heading "Severance Payment."

Compensation Risk Analysis

The Compensation and Leadership Development Committee (the "Committee") oversees the Company's executive compensation program and regularly reviews the program against Sysco's strategic goals, industry practices and emerging trends in order to ensure alignment with stockholder interests. The Committee believes that Sysco's performance-based bonus and equity programs provide executives with incentives to create long-term stockholder value.

The Committee reviews the compensation programs across the Sysco enterprise to monitor whether the program components encourage or otherwise promote the taking of inappropriate or unacceptable risks that could threaten the Company's long-term value. In August and September 2019, at the Committee's request, Semler Brossy reviewed management's assessment of Sysco's fiscal 2019 enterprise-wide compensation programs and the associated risks. Management's assessment placed particular emphasis on identifying employees who have both significant compensation risk in the variability of their compensation and also the ability to expose the Company to significant business risk. The Committee primarily focused on the compensation for the senior executives of Sysco Corporation and its operating companies, as these are the employees whose actions have the greatest potential to expose the Company to significant business risk, although the review addressed all forms and levels of variable and other compensation applicable to the broader employee population that the Committee believed could reasonably provide employees with incentives to undertake risky behavior on behalf of Sysco. Having completed this review, the Committee concluded that Sysco's long-standing practices are designed to effectively promote the creation of long-term value, discourage behavior that leads to excessive risk, and mitigate the material risks associated with executive and other compensation programs.

These practices with respect to fiscal 2019 included the following:

- Sysco's executive compensation programs are designed to include a mix of elements so that the compensation mix is not overly focused on either short-term or long-term incentives.

- Sysco's executive annual incentive award program is based on financial metrics that are objective and drive long-term stockholder value (including adjusted operating income performance, gross profit dollar growth and U.S. and Canadian broadline total case growth). Moreover, the Committee attempts to set ranges for these measures that encourage success without encouraging excessive risk taking to achieve short-term results. The Committee has the absolute discretion to remove any and all participants from the annual incentive award program prior to the end of the fiscal year to which the annual incentive award relates and may reduce the amount of the annual incentive award payment, in its discretion, at any time prior to the fiscal year end.

- Sysco's incentive programs do not allow for unlimited payments, and annual incentive award caps limit the extent that employees could potentially profit by taking on excessive risk.

- Selection of two different types of long-term incentives (stock options and performance share units) for executives helps to minimize the risk that they will take actions that could cause harm to the Company and its stockholders. The value of stock options is primarily based on stock price appreciation, which is determined by how the market values our common stock, and the value of the PSUs is based on financial metrics that are objective and drive long-term stockholder value (consisting of Sysco's earnings per share compound annual growth rate and Sysco's three-year average adjusted return on invested capital).

- Longer performance periods encourage executives to attain sustained performance over several periods, rather than performance in a single period. PSUs are based on a three-year performance period. Stock options become exercisable over a three-year period and remain exercisable for up to ten years from the date of grant, encouraging executives to look to long-term appreciation in equity values.

- The stock ownership guidelines described under "Stock Ownership — Stock Ownership Guidelines" above align the interests of our executive officers with the long-term interests of all stockholders and encourage our executives to execute our strategies for growth in a prudent manner.

- Pursuant to the Committee's clawback policy, which is described under "Compensation Discussion and Analysis — Executive Compensation Governance and Other Information — Executive Compensation Clawback and Protective Covenants" above, in the event we are required to restate our financial statements, other than as a result of an accounting change, we will recover annual incentive award payments and CPU and PSU three-year incentive-based compensation from all participants.

Based on its most recent review, management and the Committee do not believe that the compensation policies and practices of Sysco create risks that are reasonably likely to have a material adverse effect on the Company.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (ITEM 2)

In accordance with Section 14A of the Exchange Act, Sysco seeks a non-binding vote from its stockholders to approve the compensation paid to our named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion. This vote is commonly referred to as a "Say on Pay" vote because it gives stockholders a direct opportunity to express their approval or disapproval to the Company regarding its pay practices.

As discussed in detail in the Compensation Discussion and Analysis, our executive compensation programs are designed to attract, retain and incentivize highly talented individuals who are committed to driving Sysco's vision and strategy. We strive to link executives' pay to their performance and their advancement of Sysco's overall performance and business strategies, while also aligning the executives' interests with those of stockholders. We also aim to encourage high-performing executives to drive long-term results and to remain with Sysco over the course of their careers. We believe that the amount of compensation for each named executive officer reflects their extensive management experience, continued high performance and exceptional service to Sysco and our stockholders.

We invite you to consider the details of our executive compensation as disclosed more fully throughout this proxy statement.

Regardless of the outcome of this "Say on Pay" vote, Sysco welcomes input from its stockholders regarding executive compensation and other matters related to the Company's success generally. We believe in a corporate governance structure that is responsive to stockholder concerns, and we view this vote as a meaningful opportunity to gauge stockholder approval of our executive compensation policies. Given the information provided above and elsewhere in this proxy statement, the Board of Directors asks you to approve the following advisory resolution:

"Resolved, that Sysco's stockholders approve, on an advisory basis, the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement."

Required Vote

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly, abstentions and broker non-votes will not be relevant to the outcome.

The Board of Directors unanimously recommends a vote "FOR" the approval of the compensation paid to Sysco's Named Executive Officers.

REPORT OF THE AUDIT COMMITTEE

Sysco's Audit Committee reports to, and acts on behalf of, the Board of Directors, and is composed of five directors who each satisfy the independence, financial literacy and other requirements of the New York Stock Exchange listing standards and the U.S. federal securities laws. The role of the Audit Committee is to assist the Board in its oversight of:

- Compliance with legal and regulatory requirements;
- Corporate accounting;
- Reporting practices;
- The integrity of the Company's financial statements;
- The qualifications, independence and performance of Ernst & Young LLP, Sysco's independent registered public accounting firm ("Ernst & Young");
- The performance of Sysco's internal audit function; and
- Risk assessment and risk management.

During fiscal year 2019, the Audit Committee held nine meetings and fulfilled all of its responsibilities as set forth in the committee's charter, including:

- Reviewing with Ernst & Young and the internal auditors the overall scope and plans for their respective audits for the fiscal year;
- Approving all audit engagement fees and terms, as well as permissible non-audit engagements with Ernst & Young (please refer to "Fees Paid to Independent Registered Public Accounting Firm" below for a detailed discussion of such fees and related approvals);
- Reviewing the experience and qualifications of the senior members of Ernst & Young's audit team;
- Assuring the regular rotation of Ernst & Young's lead audit partner as required by law, and considering whether there should be rotation of the independent registered public accounting firm itself;
- Reviewing and discussing with management the earnings press releases prior to release to the public;

- Meeting with Ernst & Young and the internal auditors, with and without management present, to discuss the adequacy and effectiveness of Sysco's internal control over financial reporting and the overall quality of the Company's financial reporting; and
- Meeting independently with each of Sysco's Chief Executive Officer and Sysco's Chief Financial Officer and Chief Accounting Officer.

As required by its charter, the Audit Committee has also met and held discussions with management and Ernst & Young regarding Sysco's audited consolidated financial statements for the year ended June 29, 2019. Management represented to the Audit Committee that Sysco's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Ernst & Young. The Audit Committee also discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380), as modified or supplemented. Ernst & Young provided to the Audit Committee the written disclosures and the letter required by Public Company Accounting Oversight Board Rule 3526, "Communication with Audit Committees Concerning Independence", as modified or supplemented, and the Audit Committee discussed with Ernst & Young that firm's independence.

Based on the Audit Committee's discussion with management and Ernst & Young and the Audit Committee's review of the representations of management and Ernst & Young's report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Sysco's Annual Report on Form 10-K for the fiscal year ended June 29, 2019 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Joshua D. Frank
Bradley M. Halverson, Chairman
John M. Hinshaw
Hans-Joachim Koerber
Nancy S. Newcomb

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees billed for professional audit services rendered by Ernst & Young LLP for the audit of Sysco's annual financial statements for fiscal 2019 and 2018, as well as other services rendered by Ernst & Young LLP during those periods (all of which services were approved by the Audit Committee):

	Fiscal 2019		Fiscal 2018
Audit Fees[1]	$ 8,842,000	$	8,959,000
Audit-Related Fees[2]	493,622		492,474
Tax Fees[3]	2,189,867		2,320,085
All Other Fees[4]	8,644		8,563

(1) Audit fees consisted of fees for the audit and quarterly reviews of the consolidated financial statements (including an audit of the effectiveness of the Company's internal control over financial reporting), assistance with and review of documents filed with the SEC, and statutory audits.

(2) Audit-related fees consisted of fees for due diligence related to mergers and acquisitions, agreed upon procedures reports, the audit of the Company's benefit plans and other audit-related services.

(3) For fiscal 2019, tax fees consisted of $1.6 million related to tax compliance services and $0.6 million related to other tax-related services. For fiscal 2018, tax fees consisted of $1.5 million related to tax compliance services and $0.8 million related to other tax-related services.

(4) All other fees consisted of all fees not discussed in the categories above and primarily related to permitted advisory services.

Pre-Approval Policy

It is the Audit Committee's policy to comply with Section 10A(i) of the Exchange Act, which requires the Audit Committee to pre-approve all services, including audit services and permissible audit-related, tax and non-audit services, to be provided by Ernst & Young LLP to the Company, subject to an exception for certain permitted, *de minimis* non-audit services that are approved by the Audit Committee prior to completion of the audit. In February 2003, the Audit Committee adopted procedures authorizing the Audit Committee chairman to approve the engagement of Ernst & Young LLP to provide permitted non-audit services, provided that such pre-approval is reported to the Audit Committee at the next regular meeting and subject to the Audit Committee's authority to withdraw such pre-approval. During fiscal 2019, Ernst & Young did not provide any services prohibited under the Sarbanes-Oxley Act of 2002.

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (ITEM 3)

The Audit Committee of the Board has appointed Ernst & Young LLP as Sysco's independent registered public accounting firm for fiscal 2020. Ernst & Young LLP has served as the Company's independent public registered public accounting firm providing auditing, financial and tax services since their engagement in fiscal 2002. In determining to appoint Ernst & Young, the Audit Committee carefully considered Ernst & Young's past performance for the Company, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards.

Although the Company is not required to seek ratification, the Audit Committee and the Board believe it is sound corporate governance to do so. If stockholders do not ratify the appointment of Ernst & Young, the current appointment will stand, but the Audit Committee will consider the stockholders' action in determining whether to appoint Ernst & Young as the Company's independent registered public accounting firm for fiscal 2021.

Representatives of Ernst & Young LLP will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Required Vote

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly abstentions and broker non-votes will not be relevant to the outcome.

The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of the independent registered public accounting firm for fiscal 2020.

STOCKHOLDER PROPOSAL (ITEM 4)

The Teamsters General Fund of 25 Louisiana Avenue, NW, Washington, D.C. 20001, owner of 280 shares of Sysco common stock, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Sysco accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

RESOLVED: Shareholders of Sysco Corp. ("the **Company**"), urge the Board of Directors (the "Board") to take the steps necessary to adopt a policy to require that, to the extent feasible, the Chairman of the Board shall be an independent director who has not previously served as an executive officer of the Company. The policy should be implemented so as not to violate any contractual obligations. The policy should also specify the process for selecting a new independent chairman if the current chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT:

At last year's annual shareholder meeting, CEO Thomas Bene succeeded Jackie Ward as chairman of the board, reversing the Company's practice of having an independent chair and running counter to the steady adoption of independent board leadership at other S&P 500 companies.

Critically, it is unclear to us why, as Sysco works through an ambitious three-year growth plan, reducing the independence of the board's leadership to oversee performance makes sense.

It is difficult to overstate the importance of the Board of Directors' responsibility to protect shareholders' long-term interests by providing independent oversight of management. In our opinion, the designation of a lead independent director is not an adequate substitute for an independent board chairman. We believe an independent chairman can enhance investor confidence in our Company and strengthen the independent leadership of the Board.

We urge you to vote **FOR** this proposal.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION OF THE PROPOSAL

The Board unanimously recommends a vote "AGAINST" the stockholder proposal.

The Board has carefully considered the stockholder proposal and, for the reasons described below, believes that implementation of the proposal is unnecessary and not in the best interests of the Company or its stockholders.

The Company's Board leadership structure should be tailored to the Company's circumstances and not limited to the proposal's rigid, "one-size-fits-all" approach.

The Board believes that decisions regarding its leadership structure, including whether an independent Chairman is appropriate, should be within the Board's discretion and based on the unique circumstances facing the Company at any particular time, and should include consideration of the individual qualifications, skills and other attributes that may be required for an effective Chairman at that time. As discussed above under "Corporate Governance – Board Leadership Structure," the Company's Corporate Governance Guidelines provide the Board with the flexibility to select the most appropriate Board leadership structure. This flexibility benefits the Company and its stockholders because the Board is in the best position to evaluate and determine the optimal leadership structure for the Company given the Board's in-depth knowledge of the Company's leadership team, strategic priorities and opportunities over time.

The Board reviews its structure at least annually to assess whether any changes, such as requiring an independent Chairman, would benefit stockholders. Since the Company was founded in 1969, the Board from time to time has established a variety of Board leadership structures, including independent Board Chairs, as well as those serving as Executive Chair or combined CEO/Chair. The Board believes that it should continue to have the authority to determine, on a case-by-case basis, the most effective leadership structure for the Company, rather than take the stockholder proposal's rigid, "one-size-fits-all" approach to Board leadership.

We believe that having a single individual serve in the combined role of Chairman and Chief Executive Officer provides certain synergies and efficiencies enhancing the Board's oversight of business strategy, and presently is the most appropriate arrangement for the Board and the Company. While our Board is satisfied that combining the roles of Chairman and Chief Executive Officer best serves our stockholders at this time, it is important to note that, if the Board believed a different leadership structure was warranted by the needs of the business, it would make a change. The Board deliberately retains the flexibility to change the Board's leadership structure as needed, and, in fact, has made such changes multiple times throughout its history when necessary under the particular circumstances. This flexibility to dynamically adjust our Board's leadership structure in order to fit the needs of the business is essential to the Company's long-term success, and we believe that eliminating this flexibility by permanently separating the roles of Chairman and Chief Executive Officer, as this proposal aims to do, will not serve stockholders well over time.

The Board's current leadership structure and other governance practices promote effective and independent Board oversight.

The Board evaluates its leadership structure at least annually and, as described above under "Corporate Governance – Board Leadership Structure," continues to believe that its current leadership structure, which includes an independent Lead Director with significant responsibilities,

best enables the Board to provide effective, independent oversight of the Company. The Lead Director is appointed by the independent members of the Board and is assigned clearly delineated duties and responsibilities as summarized below:

- being available for consultation with the independent directors and serving as the primary liaison between the independent directors and the Chairman of the Board, President and CEO;

- providing guidance and coaching to the Chairman of the Board, President and CEO;

- reviewing with the Chairman of the Board, President and CEO, and approving, meeting agendas and schedules for meetings of the Board;

- overseeing and approving information and materials sent to the Board;

- presiding at all meetings of the Board at which the Chairman of the Board, President and CEO is not present;

- establishing agenda for, calling and presiding at all executive sessions of the non-employee directors and the independent directors;

- upon request by major stockholders, the Chairman of the Board, President and CEO or a majority of the Company's independent directors, being available for consultation and director communication;

- reviewing with the Chairman of the Board, President and CEO the nature and content of director communications in response to inquiries from outside parties; and

- in consultation with the Chairman of the Board, President and CEO, reviewing written communications between directors and officers or employees of the Company.

In addition to having a Lead Director, all members of our Board are independent directors, other than our CEO Tom Bené. Our independent directors bring a wide variety of backgrounds and experiences that enhance their ability to engage in independent Board oversight of management. Furthermore, the Board has implemented several corporate governance policies and practices that promote a strong, effective and independent Board, including:

- Annual election of directors by a majority of votes cast in uncontested elections;

- All Board committees (other than the Executive Committee) are comprised entirely of independent directors, including the Chair;

- An active Board refreshment program, including a 15-year tenure policy, which has resulted in the addition of five new independent directors since 2016;

- Annual Board and committee evaluations, as well as 360-degree evaluations of individual directors; and

- Expansive stockholder rights, including proxy access, the right to call a special meeting and the right to act by written consent.

Although our Board believes that combining the roles of Chairman and Chief Executive Officer currently is in the best interests of our stockholders, the Board retains the ability to modify this leadership structure as it deems appropriate. The limiting effect of this stockholder proposal, which seeks to permanently separate the roles of Chairman and Chief Executive Officer, would unnecessarily restrict the Board's range of action and ultimately undermine stockholders' interests.

Stockholders have demonstrated their support for our Board leadership structure and related governance practices.

Sysco has a robust stockholder engagement program, and the Board incorporates stockholder feedback into its decision-making processes, which, in recent years, has resulted in a number of enhancements to our governance program, including adoption of proxy access and the stockholders' right to call special meetings. During these conversations, stockholders have generally indicated their support for our current Board leadership structure in light of our strong governance practices described above, including our independent Lead Director with significant oversight responsibilities.

Required Vote

The votes cast for this proposal must exceed the votes cast against it in order for it to be approved. Accordingly abstentions and broker non-votes will not be relevant to the outcome.

For the reasons described above, the Board unanimously recommends that you vote "AGAINST" this proposal, and, if the proposal is properly presented at the meeting, your proxy will be voted AGAINST the proposal unless you specify otherwise.

STOCKHOLDER PROPOSALS

Presenting Business/Nominating Directors for Election

Submitting Proposals under Rule 14a-8

If you would like to present a proposal under Rule 14a-8 of the Exchange Act at our 2020 Annual Meeting of Stockholders, send the proposal in time for us to receive it no later than June 4, 2020. If the date of our 2020 Annual Meeting is subsequently changed by more than 30 days from the date of this year's Annual Meeting, we will inform you of the change and the date by which we must receive such proposals.

Recommending Director Nominees

The Corporate Governance and Nominating Committee will consider any director nominees you recommend in writing for the 2020 Annual Meeting, if you submit such written recommendation in conformity with the procedural and informational requirements set forth above at "Board of Directors Matters — Election of Directors at 2019 Annual Meeting (Item 1) – Nomination Process" no later than May 1, 2020.

Submitting Proxy Access Director Nominees

If you wish to submit up to two director nominees for inclusion in the proxy statement for our 2020 Annual Meeting pursuant to Article I, Section 9 of the Company's bylaws, the Corporate Secretary must receive your proxy access notice by August 17, 2020, but not before July 8, 2020. You must satisfy the applicable eligibility requirements of, and your proxy access notice must include the information required by, the Company's bylaws.

Other Proposals or Director Nominees

If you want to present any other business at our 2020 Annual Meeting, including nominating one or more individuals to serve as director outside of the proxy access process pursuant to Article I, Section 7 of the Company's bylaws, the Corporate Secretary must receive notice of your proposed business pursuant to Article I, Section 8, or notice of your proposed director nominee pursuant to Article I, Section 7, of the Company's bylaws, by August 17, 2020, but not before July 8, 2020, and you must be a stockholder of record on the date you provide notice of your proposal to the Company and on the record date for determining stockholders entitled to notice of the meeting and to vote. In each instance you must comply with, and provide the information required by, the provisions of Article I, Section 8 and Article I, Section 7, of the Company's bylaws, as applicable, within the deadlines specified above.

Meeting Date Changes

If the date of next year's Annual Meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the date of this year's Annual Meeting, we will inform you of the change, and we must receive your director nominee notices or your stockholder proposals outside of Rule 14a-8 of the Exchange Act by the latest of 90 days before the Annual Meeting, 10 days after we mail the notice of the changed date of the Annual Meeting or 10 days after we publicly disclose the changed date of the Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

1. What is a proxy statement and what is a proxy?

A proxy statement is a document that Securities and Exchange Commission (the "SEC") regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2019 Annual Meeting of Stockholders. These three officers are Thomas L. Bené, Joel T. Grade and Eve M. McFadden.

2. Why did I receive a one-page notice (the "E-Proxy Notice") in the mail regarding the Internet availability of proxy materials instead of a full printed set of proxy materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials, including our annual report to stockholders, to each stockholder of record, we now generally furnish proxy materials, including our annual report to stockholders, to our stockholders on the Internet. Unless you have previously signed up to receive your materials in paper, you will receive a document entitled *Notice of Internet Availability of Proxy Materials* (which we refer to as the "E-Proxy Notice") and will not receive a printed copy of the proxy materials or the annual report to stockholders (unless you specifically request them). Instead, the E-Proxy Notice will instruct you as to how you may use the Internet to access and review all of the important information contained in the proxy materials, including our annual report to stockholders.

The E-Proxy Notice also instructs you as to how you may submit your proxy on the Internet. Instructions for requesting printed proxy materials are included in the E-Proxy Notice. E-Proxy Notices are distributed by mail, unless you previously signed up to receive your proxy materials electronically, in which case it will be emailed to you. Set forth below is a summary of delivery methods.

- *Stockholders who previously signed up to Receive Proxy Materials Electronically:* If you previously signed up to receive proxy materials electronically, we will send the E-Proxy Notice to you via e-mail, to the last e-mail address you have supplied to us. We will e-mail electronic E-Proxy Notices on or about **October 2, 2019.**

- *Stockholders who previously signed up to Receive Future Proxy Materials in Printed Format by Mail:* If you previously submitted a valid election to receive all proxy materials in printed format, then we will send you a full set of printed proxy materials, including our annual report to stockholders. We will begin mailing these materials on or about **October 2, 2019.**

- *All other Stockholders:* If you have not submitted any elections, we will send you a printed E-Proxy Notice by mail. We will begin mailing E-Proxy Notices on or about **October 2, 2019.**

Receiving Future Proxy Materials Electronically and Receiving the E-Proxy Notice by e-mail: If you previously elected to receive your proxy materials in printed format, but would like to receive an E-Proxy Notice only and use the Internet to access proxy materials, please visit *http://enroll.icsdelivery.com/syy* for additional information. This would significantly reduce our printing and postage costs and eliminate bulky paper documents from your personal files. To receive your E-Proxy Notice by e-mail, please visit *http://enroll.icsdelivery.com/syy* for additional information.

3. What is the difference between holding shares as a stockholder of record and as a beneficial stockholder?

These terms describe the manner in which your shares are held. If your shares are registered directly in your name with the Company's registrar and transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered a "stockholder of record" with respect to those shares.

If your shares are held through a brokerage account, bank, trust or other nominee as custodian on your behalf, you are considered the "beneficial owner" or "street name holder" of those shares. See questions 5, 6 and 9 below for important information for beneficial owners.

4. How do I vote?

You may vote your shares as follows:

- **In person at the Annual Meeting.** All stockholders of record may vote in person at the meeting. Beneficial owners may vote in person at the meeting if they have a legal proxy, as described in the response to question 6 below.
- **By telephone or Internet** (see the instructions at *www.ProxyVote.com*). All stockholders of record may also vote by touchtone telephone from the U.S., Puerto Rico and Canada, using the toll-free telephone number on the proxy card, or through the Internet, using the procedures and instructions described on the proxy card. Beneficial owners may vote by telephone or Internet if their bank or broker makes those methods available, in which case the bank or broker will include the instructions

with the proxy materials. Stockholders of record may also vote through the Internet via our stockholders forum located at *www.ProxyVote.com.* The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that their instructions have been recorded properly.

- **By Written Proxy.** All stockholders of record can vote by written proxy card. If you received a printed copy of these proxy materials by mail, you may vote by signing, dating and mailing the enclosed proxy card. If you received an E-Proxy Notice, see question 2 above for instructions on obtaining a printed copy of these proxy materials, including a proxy card. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other intermediary.

5. How do I attend the meeting in person? What do I need to bring?

You need to bring documentation showing that you owned Common Stock on the record date, September 16, 2019. *You also will need to bring a photo ID to gain admission.* Please note that cameras, sound or video recording equipment or other similar equipment, large bags, briefcases or packages may not be allowed in the meeting room. If you are a beneficial owner, bring the notice or voting instruction form you

received from your bank, brokerage firm or other nominee for admission to the meeting. You also may bring your brokerage statement reflecting your ownership of Common Stock as of September 16, 2019 with you to the meeting. *Please note that you will not be able to vote your shares at the meeting without a legal proxy, as described in the response to question 6 below.*

6. How can I vote at the meeting if I am a beneficial owner?

You will need to ask your broker, bank or other intermediary to furnish you with a legal proxy. You will need to bring the legal proxy with you to the meeting and hand it in with a signed ballot that will be provided to you at the meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you do not receive the legal proxy in time, you can follow the procedures described in the response to question 5 above to

gain admission to the meeting. However, you will not be able to vote your shares at the meeting. Accordingly, we encourage you to vote your shares in advance, even if you intend to attend the meeting. Please note that, if you request a legal proxy, any previously executed proxy will be revoked and your vote will not be counted unless you appear at the meeting and vote in person or legally appoint another proxy to vote on your behalf.

7. What are my voting choices for each of the proposals to be voted on at the Annual Meeting?

Proposal	Voting Choices and Board Recommendation
Item 1: **Election of Thirteen Director Nominees**	• vote in favor of all nominees; • vote against all nominees; • vote for or against specific nominees; • abstain from voting with respect to all nominees; or • abstain from voting with respect to specific nominees. The Board recommends a vote **FOR** each of the nominees.
Item 2: **Advisory Proposal to Approve Executive Compensation**	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. The Board recommends a vote **FOR** the advisory proposal to approve executive compensation.
Item 3: **Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm**	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. The Board recommends a vote **FOR** the ratification.
Item 4: **Stockholder Proposal, If Properly Presented at the Meeting, Requesting an Independent Board Chair Policy**	• vote in favor of the stockholder proposal; • vote against the stockholder proposal; or • abstain from voting on the stockholder proposal. The Board recommends a vote **AGAINST** the stockholder proposal.

8. What if I am a stockholder of record and do not specify a choice for a matter when returning a proxy?

Stockholders should specify their choices for each matter on the proxy card. If you vote by proxy, the individuals named on the proxy card (your proxies) will vote your shares in the manner you indicate. If no specific instructions are given, proxies that are signed and returned will be voted:

- **FOR** the election of the thirteen nominees for director;
- **FOR** the approval of the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement;
- **FOR** the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal 2019; and
- **AGAINST** the stockholder proposal reqesting an independent board chair policy.

Proxies will be voted in the discretion of the proxy holders on any other matter that may properly come before the Annual Meeting.

9. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Non-Discretionary Items. The election of directors, the advisory proposal to approve executive compensation and the stockholder proposal are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from the beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm is a discretionary item. Generally, brokers, banks and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

10. What can I do if I want to revoke or change my vote?

You may revoke or change your proxy at any time prior to the completion of voting at the Annual Meeting by:

- delivering written notice of revocation to Sysco's Corporate Secretary in time for her to receive it before the Annual Meeting;
- voting again by telephone, Internet or mail (provided that such new vote is received in a timely manner pursuant to the instructions above); or
- voting in person at the Annual Meeting.

The last vote that we receive from you will be the vote that is counted.

11. Is there a quorum requirement?

A quorum is necessary to hold a valid meeting. A quorum will exist if the holders of at least 35% of all the shares entitled to vote at the meeting are present in person or by proxy. All shares voted by proxy are counted as present for purposes of establishing a quorum, including those that abstain or as to which the proxies contain broker non-votes as to one or more items.

12. What votes are necessary for action to be taken?

Sysco's Bylaws and Corporate Governance Guidelines include a majority vote standard for uncontested director elections. Since the number of nominees timely nominated for the Annual Meeting does not exceed the number of directors to be elected, each director to be elected shall be elected if the number of votes cast "for" election of the director exceeds those cast "against." Any incumbent director who is not re-elected will be required to tender his or her resignation promptly following certification of the stockholders' vote. The Corporate Governance and Nominating Committee will consider the tendered resignation and recommend to the Board of Directors whether to accept or reject the resignation offer, or whether other action should be taken. The Board will act on the recommendation within 120 days following certification of the stockholders' vote and will promptly make a public disclosure of its decision regarding whether to accept the director's resignation offer.

Pursuant to Sysco's Bylaws, the affirmative vote of a majority of the votes cast, either for or against, is required for the approval of:

- the non-binding, advisory proposal to approve the compensation paid to Sysco's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K;
- the ratification of the appointment of the independent registered public accounting firm; and
- the stockholder proposal, if properly presented at the meeting, regarding a policy requesting an independent board chair policy.

As an advisory vote, the proposal to approve executive compensation (Item 2) is not binding upon the Company. However, the Compensation and Leadership Development Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders and will consider the outcome of the vote when making future compensation decisions.

In light of the stockholder recommendation at Sysco's 2017 Annual Meeting of Stockholders regarding the frequency of the stockholder advisory votes on executive compensation, it is the current intention of the Sysco Board of Directors to conduct an annual stockholder advisory vote on executive compensation until the next required vote on the frequency of stockholder advisory votes on executive compensation that will occur at our 2023 Annual Meeting of Stockholders.

Broker non-votes will be disregarded with respect to the election of directors and each of the other proposals. Abstentions will be disregarded with respect to the election of directors and all of the other proposals.

13. Who will count votes?

We will appoint one or more Inspectors of Election who will determine the number of shares outstanding, the voting power of each, the number of shares represented at the Annual Meeting, the existence of a quorum and whether or not the proxies and ballots are valid and effective.

The Inspector(s) of Election will determine, and retain for a reasonable period, a record of the disposition of any challenges and questions arising in connection with the right to vote, and will count all votes and ballots cast for and against and any abstentions or broker non-votes with respect to all proposals and will determine the results of each vote.

14. How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting authority and has not received voting instructions from the beneficial owner. Broker non-votes will be disregarded with respect to the election of directors and each of the other proposals, and abstentions will be disregarded with respect to the election of directors and all other proposals.

15. How are proxies solicited and what are the costs of proxy solicitation?

We will pay all of the cost of solicitation of proxies including preparing, printing and mailing this proxy statement and the E-Proxy Notice. Solicitation may be made personally or by mail, telephone or electronic data transfer by officers, directors and employees of the Company (who will not receive any additional compensation for any solicitation of proxies).

We will also authorize banks, brokerage houses and other custodians, nominees and fiduciaries to forward copies of proxy materials and will reimburse them for their costs in sending the materials. We have retained Georgeson Shareholder Communications to help us solicit proxies from these entities and certain other stockholders, in writing or by telephone, at an estimated fee of $12,000 plus reimbursement for their out-of-pocket expenses.

16. Will any other matters be presented at the Annual Meeting?

We do not know of any matter that will be presented at the Annual Meeting other than the election of directors and the other proposals discussed in this proxy statement. However, if any other matter is properly presented at the Annual Meeting, your proxies will vote on such matter in their best judgment.

17.   Where can I access the Annual Report?

We will furnish additional copies of our annual report to stockholders, which includes our Annual Report on Form 10-K, without exhibits, for the fiscal year ended June 29, 2019, as filed with the SEC (the "Form 10-K"), for no charge, upon your written request if you are a record or beneficial owner of Sysco Corporation Common Stock whose proxy we are soliciting in connection with the Annual Meeting.

Please address requests for a copy of the Form 10-K to the Investor Relations Department, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas 77077-2099. The Form 10-K is also available on our website under "Investors— SEC Filings – Annual Reports" at *www.sysco.com.*

18.   What is Householding and where can I get additional copies of proxy materials?

If you share the same last name and address with another Sysco stockholder, you and the other stockholders at your address may receive only one copy of the E-Proxy Notice and any other proxy materials we choose to mail, unless contrary instructions are provided from any stockholder at that address. This is referred to as "householding." If you prefer to receive multiple copies of the E-Proxy Notice and any other proxy materials that we mail, at the same address, additional copies will be provided to you

promptly upon written or oral request, and if you are receiving multiple copies of the E-Proxy Notice and other proxy materials, you may request that you receive only one copy. Please address requests for a copy of the E-Proxy Notice and other proxy materials to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717, or call Broadridge at (866) 540-7095.

19.   Will the Company announce the voting results?

We will announce the preliminary voting results at the Annual Meeting. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

20.   Does the Company have a policy about Directors' attendance at the Annual Meeting of Stockholders?

It is the Board's policy that Directors attend the Annual Meeting, to the extent practicable. All Directors who were in office at that time attended the annual meeting of stockholders held in November 2018.

ANNEX I – NON-GAAP RECONCILIATIONS

More information on the rationale for the use of these measures can be found in our Annual Report on Form 10-K. In the reconciliation tables below, "NM" indicates that the percentage change is not meaningful.

Adjusted Operating Income Non-GAAP Reconciliation (Letter from our Chairman, President and CEO and Independent Lead Director/Business Highlights/Management Incentive Plan Measurement)

(in thousands)		2019	2018	Period Change ($)	Period Change (%)
Operating Income (GAAP)	$	2,330,150 $	2,314,056 $	16,094	0.7%
Impact of restructuring and transformational project costs[1]		325,300	109,524	215,776	NM
Impact of acquisition-related costs[2]		77,832	108,136	(30,304)	(28.0%)
Impact of MEPP charge		—	1,700	(1,700)	NM
Subtotal - Operating Income Adjusted For Certain Items (Non-GAAP)		2,733,282	2,533,416	199,865	7.9%
Other adjustments (primarily the impact of FY19 currency fluctuations)[3]		(11,600)	—	(11,600)	NM
Comparable Operating Income using a Constant Dollar Basis (Non-GAAP)[4]	$	2,721,682 $	2,533,416 $	188,266	7.4%

(1) Fiscal 2019 includes $151 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy, of which $18 million relates to accelerated depreciation related to software that is being replaced, and $174 million related to severance, restructuring and facility closure charges in Europe, Canada and at Corporate, of which $61 million relates to our France restructuring as part of our integration of Brake France and Davigel into Sysco France. Fiscal 2018 includes $70 million related to business technology costs and professional fees on three-year financial objectives and $33 million related to restructuring charges.

(2) Fiscal 2019 and fiscal 2018 include $77 million and $81 million, respectively, related to intangible amortization expense from the Brakes Acquisition, which is included in the results of Brakes, and $1 million and $18 million, respectively, related to integration costs.

(3) Primarily represents a constant currency adjustement, which eliminates the impact of foreign currency fluctuations on current year results. The majority of the constant currency adjustment eliminated the impact of fluctuations in the pound sterling, Euro, Swedish krona, Canadian dollar, Costa Rican colone and Mexican peso.

(4) Sysco's management incentive plan ("MIP") provides for adjustments to the operating income metric to, among other things, (i) exclude expenses associated with our various transformation initiatives, severance and facility closure charges, intangible amortization expense related to the Brakes Acquisition, integration and restructuring costs, and the liability associated with the withdrawal by a Sysco subsidiary from a multiemployer pension plan, and (ii) eliminate the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates. The "Comparable Operating Income using a Constant Dollar Basis" resulting from the adjustments reported in the table above was used in the measurement of the results of the MIP.

Adjusted Diluted Earnings Per Share Non-GAAP Reconciliation (Letter from our Chairman, President and CEO and Independent Lead Director/Business Highlights)

(in thousands, except for share and per share data)		2019	2018	Period Change ($)	Period Change (%)
Diluted Earnings Per Share ("EPS") (GAAP)	$	3.20 $	2.70 $	0.50	18.5%
Impact of restructuring and transformational project costs[1]		0.62	0.21	0.41	NM
Impact of acquisition-related costs[2]		0.15	0.20	(0.05)	(25.0)
Impact of gain on sale of Iowa Premium		(0.13)	—	(0.13)	NM
Impact of loss on extinguishment of debt		—	0.10	(0.10)	NM
Tax impact of restructuring and transformational project costs[3]		(0.16)	(0.06)	(0.10)	NM
Tax impact of acquisition-related costs[3]		(0.04)	(0.05)	0.01	(20.0)
Tax impact of gain on sale of Iowa Premium		0.03	—	0.03	NM
Tax impact of loss on extinguishment of debt[3]		—	(0.03)	0.03	NM
Tax impact of Pension Plan contribution[3]		—	(0.08)	0.08	NM
Impact of foreign tax credit benefit		(0.18)	—	(0.18)	NM
Impact of US transition tax		0.03	0.15	(0.12)	(80.0)
Impact of France, U.K. and Sweden tax law changes		0.01	(0.02)	0.03	NM
Impact of US balance sheet remeasurement from tax law change		—	(0.03)	0.03	NM
Impact of repatriation of certain international earnings[4]		—	0.05	(0.05)	NM
Diluted EPS Adjusted For Certain Items (Non-GAAP)[5]	$	3.55 $	3.14 $	0.41	13.1%
Diluted shares outstanding		523,381,124	529,089,854	—	—

(1) Fiscal 2019 includes $151 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy, of which $18 million relates to accelerated depreciation related to software that is being replaced, and $174 million related to severance, restructuring and facility closure charges in Europe, Canada and at Corporate, of which $61 million relates to our France restructuring as part of our integration of Brake France and Davigel into Sysco France. Fiscal 2018 includes $70 million related to business technology costs and professional fees on three-year financial objectives and $33 million related to restructuring charges.

(2) Fiscal 2019 and fiscal 2018 include $77 million and $81 million, respectively, related to intangible amortization expense from the Brakes Acquisition, which is included in the results of Brakes, and $1 million and $18 million, respectively, related to integration costs.

(3) The tax impact of adjustments for Certain Items are calculated by multiplying the pretax impact of each Certain Item by the statutory rates in effect for each jurisdiction where the Certain Item was incurred.

(4) Represents the expense from foreign withholding tax incurred obtained through the repatriation of certain international earnings, partially offset by tax credits.

(5) Individual components of diluted earnings per share may not add to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.

Free Cash Flow Non-GAAP Reconciliation (Letter from our Chairman, President and CEO and Independent Lead Director)

(In thousands)		2019
Net cash provided by operating activities (GAAP)	$	2,411,207
Additions to plant and equipment		(692,391)
Proceeds from sales of plant and equipment		20,941
Free Cash Flow (Non-GAAP)	$	1,739,757

Adjusted Net Earnings Non-GAAP Reconciliation (Business Highlights)

(in thousands)	2019	2018	Period Change ($)	Period Change (%)
Net Earnings (GAAP)	$ 1,674,271	$ 1,430,766	$ 243,505	**17.0%**
Impact of restructuring and transformational project costs[1]	325,300	109,524	215,776	NM
Impact of acquisition-related costs[2]	77,832	108,136	(30,304)	(28.0)
Impact of gain on sale of Iowa Premium	(66,309)	—	(66,309)	NM
Impact of MEPP charge	—	1,700	(1,700)	NM
Impact of loss on extinguishment of debt	—	53,104	(53,104)	NM
Tax impact of restructuring and transformational project costs[3]	(81,722)	(34,024)	(47,698)	NM
Tax impact of acquisition-related costs[3]	(19,553)	(26,172)	6,619	(25.3)
Tax impact of gain on sale of Iowa Premium	18,119	—	18,119	NM
Tax Impact of MEPP charge[3]	—	(573)	573	NM
Tax impact of loss on extinguishment of debt[3]	—	(18,225)	18,225	NM
Tax impact of Pension Plan contribution[3]	—	(44,424)	44,424	NM
Impact of foreign tax credit benefit	(95,067)	—	(95,067)	NM
Impact of US transition tax	17,516	80,000	(62,484)	(78.1)
Impact of France, U.K. and Sweden tax law changes	6,464	(9,706)	16,170	NM
Impact of US balance sheet remeasurement from tax law change	—	(14,477)	14,477	NM
Impact of repatriation of certain international earnings[4]	—	24,208	(24,208)	NM
Net Earnings Adjusted For Certain Items (Non-GAAP)	$ 1,856,851	$ 1,659,837	$ 197,014	**11.9%**

(1) Fiscal 2019 includes $151 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy, of which $18 million relates to accelerated depreciation related to software that is being replaced, and $174 million related to severance, restructuring and facility closure charges in Europe, Canada and at Corporate, of which $61 million relates to our France restructuring as part of our integration of Brake France and Davigel into Sysco France. Fiscal 2018 includes $70 million related to business technology costs and professional fees on three-year financial objectives and $33 million related to restructuring charges.

(2) Fiscal 2019 and fiscal 2018 include $77 million and $81 million, respectively, related to intangible amortization expense from the Brakes Acquisition, which is included in the results of Brakes, and $1 million and $18 million, respectively, related to integration costs.

(3) The tax impact of adjustments for Certain Items are calculated by multiplying the pretax impact of each Certain Item by the statutory rates in effect for each jurisdiction where the Certain Item was incurred.

(4) Represents the expense from foreign withholding tax incurred obtained through the repatriation of certain international earnings, partially offset by tax credits.

Adjusted Gross Profit Growth Non-GAAP Reconciliation (Management Incentive Plan Measurement)

Sysco's management incentive plan provides for adjustments to the gross profit growth metric to exclude the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates and other adjustments. As a result, in the non-GAAP reconciliation below for fiscal 2019, gross profit has been adjusted to reflect these adjustments. The resulting adjusted gross profit increase was used in the measurement of the results of the management incentive plan.

(in thousands)	2019	2018	Period Change ($)	Period Change (%)
Gross Profit (GAAP)	$ 11,408,987	$ 11,085,391	$ 323,596	**2.9%**
Other adjustments (primarily the impact of FY19 currency fluctuations)[1]	81,914	—	81,914	NM
Comparable Gross Profit using a Constant Dollar Basis (Non-GAAP)	11,490,901	11,085,391	405,510	**3.7%**

(1) Primarily represents a constant currency adjustment, which eliminates the impact of foreign currency fluctuations on current year results. The majority of the constant currency adjustment eliminated the impact of fluctuations in the pound sterling, Euro, Swedish krona, Canadian dollar, Costa Rican colone and Mexican peso.

U.S. Foodservice Adjusted Operating Income Non-GAAP Reconciliation (Management Incentive Plan Measurement)

Sysco's management incentive plan for Mr. Bertrand provides for adjustments to the U.S. Foodservice Operations operating income metric to exclude the liability associated with the withdrawal by a Sysco subsidiary from a multiemployer pension plan, the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates and other adjustments. As a result, in the non-GAAP reconciliation below for fiscal 2019, U.S. Foodservice Operations operating income has been adjusted to reflect these adjustments. The resulting adjusted operating income was used in the measurement of the results of the management incentive plan.

U.S. FOODSERVICE OPERATIONS

(in thousands)		2019	2018	Period Change ($)	Period Change (%)
Operating Income (GAAP)	$	3,192,816 $	3,056,817 $	135,999	4.4%
Impact of MEPP charge		—	1,700	(1,700)	NM
Subtotal - Operating Income Adjusted For Certain Items (Non-GAAP)		3,192,816	3,058,517	134,299	4.4%
Other adjustments (primarily the impact of FY19 currency fluctuations)[1]		4,270	—	4,270	NM
Comparable Operating Income using a Constant Dollar Basis (Non-GAAP)	$	3,197,086 $	3,058,517 $	138,569	4.5%

(1) Primarily represents a constant currency adjustment, which eliminates the impact of foreign currency fluctuations on current year results. The constant currency adjustment eliminated the impact of fluctuations in the Canadian dollar for FreshPoint Canada.

U.S. Foodservice Adjusted Gross Profit Growth Non-GAAP Reconciliation (Management Incentive Plan Measurement)

Sysco's management incentive plan for Mr. Bertrand provides for adjustments to the U.S. Foodservice Operations gross profit growth metric to exclude the impact of changes in applicable foreign exchange rates as compared to the corresponding planned foreign exchange rates and other adjustments. As a result, in the non-GAAP reconciliation below for fiscal 2019, U.S. Foodservice Operations gross profit has been adjusted to reflect this adjustment. The resulting adjusted gross profit increase was used in the measurement of the results of the management incentive plan.

U.S. FOODSERVICE OPERATIONS

(in thousands)		2019	2018	Period Change ($)	Period Change (%)
Gross Profit (GAAP)	$	8,249,027 $	7,900,276 $	348,751	4.4%
Other adjustments (primarily the impact of FY19 currency fluctuations)[1]		5,195	—	—	NM
Comparable Gross Profit Using a Constant Dollar Basis (Non-GAAP)		8,254,222	7,900,276	348,751	4.5%

(1) Primarily represents a constant currency adjustment, which eliminates the impact of foreign currency fluctuations on current year results. The constant currency adjustment eliminated the impact of fluctuations in the Canadian dollar for FreshPoint Canada.

Adjusted EPS CAGR Non-GAAP Reconciliation (Performance Share Unit Measurement)

Sysco's Fiscal Year 2017 Performance Share Unit Program (the "PSU Program") provides for adjustments to the earnings per share compound annual growth rate ("CAGR") metric to exclude the impact of Certain Items from earnings and the impact of the lower federal income tax rate for the second half of fiscal 2018 resulting from U.S. tax reform. As a result, in the non-GAAP reconciliation below for fiscal 2019 and 2016, earnings per share CAGR for each period has been adjusted to reflect these adjustments. The resulting adjusted earnings per share CAGR was used in the measurement of the results of the PSU Program.

(in thousands, except for share and per share data)	2019	2016	Period Change ($)	Period Change (%)	CAGR
Diluted earnings per share (GAAP)	$ 3.20	$ 1.64	$ 1.56	95.1%	18.2%
Impact of restructuring and transformational project costs[1]	0.62	0.21	0.41	NM	
Impact of acquisition-related costs[2]	0.15	0.06	0.09	NM	
Impact of gain on sale of Iowa Premium	(0.13)	—	(0.13)	NM	
Impact of foreign currency remeasurement and hedging[3]	—	0.25	(0.25)	NM	
Impact of acquisition financing costs[4]	—	0.21	(0.21)	NM	
Tax impact of restructuring and transformational project costs[5]	(0.16)	(0.08)	(0.08)	NM	
Tax impact of acquisition-related costs[5]	(0.04)	(0.02)	(0.02)	NM	
Tax impact of gain on sale of Iowa Premium[5]	0.03	—	0.03	NM	
Tax impact of foreign currency remeasurement and hedging[5]	—	(0.10)	0.10	NM	
Tax impact of acquisition financing costs[5]	—	(0.08)	0.08	NM	
Impact of foreign tax credit benefit	(0.18)	—	(0.18)	NM	
Impact of US transition tax	0.03	—	0.03	NM	
Impact of France, U.K. and Sweden tax law changes	0.01	—	0.01	NM	
Diluted EPS Adjusted For Certain Items (Non-GAAP)[7]	**3.55**	**2.10**	**1.45**	**69.0%**	**14.0%**
Less 1 week impact of fourth quarter diluted earnings per share[6]	—	(0.05)	0.05	NM	
Diluted EPS Adjusted For Certain Items And Extra Week (Non-GAAP)[7]	**3.55**	**2.06**	**1.49**	**72.3%**	**14.6%**
Diluted shares outstanding	523,381,124	577,391,406			

(1) *Fiscal 2019 includes $151 million related to various transformation initiative costs, primarily consisting of changes to our business technology strategy, of which $18 million relates to accelerated depreciation related to software that is being replaced, and $174 million related to severance, restructuring and facility closure charges in Europe, Canada and at Corporate, of which $61 million relates to our France restructuring as part of our integration of Brake France and Davigel into Sysco France. Fiscal 2016 includes severance charges, professional fees on three-year financial objectives, facility closure costs and costs associated with our revised business technology strategy.*

(2) *Fiscal 2019 includes $77 million related to intangible amortization expense from the Brakes Acquisition, which is included in the results of Brakes, and $1 million related to integration costs. Fiscal 2016 includes costs for the then-proposed US Foods merger and integration planning and Brakes Acquisition transaction costs.*

(3) *Includes the remeasurement of foreign denominated cash and losses on foreign currency option contracts, both related to our purchase price for the Brakes Acquisition.*

(4) *Includes financing costs applicable to the then-proposed merger with U.S. Foods and Brakes Acquisition financing costs.*

(5) *The tax impact of adjustments for Certain Items are calculated by multiplying the pretax impact of each Certain Item by the statutory rates in effect for each jurisdiction where the Certain Item was incurred.*

(6) *Sysco's fiscal year ends on the Saturday nearest to June 30th. This resulted in a 52-week year ending June 29, 2019 for fiscal 2019 and a 53-week year ending July 2, 2016 for fiscal 2016. Because the fourth quarter of fiscal 2016 contained an additional week as compared to fiscal 2019, our results for fiscal 2019 are not directly comparable to fiscal 2016. Management believes that adjusting the fiscal 2016 results for the estimated impact of the additional week provides more comparable financial results on a year-over-year basis. As a result, fiscal 2019 presented in the table above reflect a comparison to fiscal 2016 as adjusted by one-fourteenth of the total metric for the fourth quarter. Failure to make these adjustments causes the year-over-year changes in these metrics to be understated.*

(7) *Individual components of diluted earnings per share may not add to the total presented due to rounding. Total diluted earnings per share is calculated using adjusted net earnings divided by diluted shares outstanding.*

Adjusted Return on Invested Capital Non-GAAP Reconciliation (Performance Share Unit Measurement)

The PSU Program provides for adjustments to the return on invested capital ("ROIC") metric to exclude the impact of, among other things, Certain Items from earnings, the benefits due to tax reform and the impact of foreign currency translation. As a result, in the non-GAAP reconciliation below for fiscal 2019, 2018 and 2017, ROIC for each period has been adjusted to reflect these adjustments where applicable. The resulting adjusted ROIC was used in the measurement of the results of the PSU Program.

	2019	2018	2017	3 Year Average
Net Earnings (GAAP)	$ 1,674,271	$ 1,430,766	$ 1,142,503	
Impact of Certain Items on net earnings	182,580	229,073	216,570	
Other adjustments, primarily impact of lower federal tax rates	(246,762)[1]	(133,837)[1]	(10)	
Adjusted Net Earnings (Non-GAAP)	1,610,089	1,526,000	1,359,063	
Invested Capital (GAAP)	$ 10,971,890	$ 11,042,773	$ 10,820,302	
Adjustments to invested capital	347,290[2]	275,125[2]	(307,736)[3]	
Compensation adjustments	(42,092)[1]	(58,709)[1]	11,756	
Adjusted Invested Capital (Non-GAAP)	11,277,087	11,259,190	10,524,322	
Return on Invested Capital (GAAP)	15.3%	13.0%	10.6%	12.9%
Adjusted Return on Invested Capital (Non-GAAP)	14.3%	13.6%	12.9%	13.6%

(1) Other adjustments to net earnings and shareholder's equity primarily includes the impact of the lower federal income tax rate beginning in the second half of fiscal 2018 resulting from U.S. tax reform.

(2) Shareholder's equity adjustments include the impact of Certain Items from earnings, removal of tax rate benefits due to tax reform and removal of foreign currency translation adjustments that arose in the fiscal year.

(3) Shareholder's equity adjustments include the impact of Certain Items from earnings and removal of foreign currency translation adjustments that arose in the fiscal year.

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